     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 16, 1998
                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        LONG DISTANCE INTERNATIONAL INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    FLORIDA
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                            ------------------------

                                      4813
            (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)

                            ------------------------

                                   65-0423006
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                            ------------------------

                            888 SOUTH ANDREWS AVENUE
                                   SUITE 205
                         FORT LAUDERDALE, FLORIDA 33316
                                 (954) 522-3300
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               CLIFFORD FRIEDLAND
                        LONG DISTANCE INTERNATIONAL INC.
                            888 SOUTH ANDREWS AVENUE
                                   SUITE 205
                         FORT LAUDERDALE, FLORIDA 33316
                                 (954) 522-3300
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:
                            DAVID S. SCHAEFER, ESQ.
                                LOEB & LOEB LLP
                                345 PARK AVENUE
                         NEW YORK, NEW YORK 10154-0037
                                 (212) 407-4000
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
     TITLES OF EACH CLASS OF                                  PROPOSED MAXIMUM        PROPOSED MAXIMUM           AMOUNT OF
          SECURITIES TO                 AMOUNT TO BE           OFFERING PRICE            AGGREGATE              REGISTRATION
          BE REGISTERED                  REGISTERED             PER SHARE(1)         OFFERING PRICE(1)              FEE
---------------------------------------------------------------------------------------------------------------------------------
12 1/4% Senior Notes due 2008....       $225,000,000                100%                $225,000,000              $66,375
=================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS (SUBJECT TO COMPLETION)

DATED JUNE 16, 1998

                        LONG DISTANCE INTERNATIONAL INC.
                 $225,000,000 OFFER TO EXCHANGE ALL OUTSTANDING
                         12 1/4% SENIOR NOTES DUE 2008
                                      FOR
                         12 1/4% SENIOR NOTES DUE 2008
                                       OF
                        LONG DISTANCE INTERNATIONAL INC.
                            ------------------------
                    INTEREST PAYABLE APRIL 15 AND OCTOBER 15
                            ------------------------
       THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
           NEW YORK CITY TIME, ON            , 1998, UNLESS EXTENDED.

 LONG DISTANCE INTERNATIONAL INC. (THE "COMPANY") HEREBY OFFERS, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS PROSPECTUS (AS THE SAME MAY BE
  AMENDED OR SUPPLEMENTED FROM TIME TO TIME) AND IN THE ACCOMPANYING LETTER OF
    TRANSMITTAL (THE "LETTER OF TRANSMITTAL") (WHICH TOGETHER CONSTITUTE THE "EXCHANGE OFFER"), TO EXCHANGE $1,000 PRINCIPAL AMOUNT OF ITS 12 1/4% SENIOR
   NOTES DUE 2008 (THE "EXCHANGE NOTES") WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), FOR EACH $1,000
PRINCIPAL AMOUNT OF ITS OUTSTANDING UNREGISTERED 12 1/4% SENIOR NOTES DUE 2008,
  OF WHICH $225,000,000 IN AGGREGATE PRINCIPAL AMOUNT IS OUTSTANDING AS OF THE
   DATE HEREOF (THE "SENIOR NOTES" AND, TOGETHER WITH THE EXCHANGE NOTES, THE
                                   "NOTES").

   THE FORM AND TERMS OF THE EXCHANGE NOTES WILL BE IDENTICAL IN ALL MATERIAL RESPECTS TO THE FORM AND TERMS OF THE SENIOR NOTES, EXCEPT THAT THE EXCHANGE
NOTES WILL HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THEREFORE WILL NOT
 BE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER APPLICABLE TO THE SENIOR NOTES.
   THE EXCHANGE OFFER IS BEING MADE PURSUANT TO THE NOTES REGISTRATION RIGHTS AGREEMENT DATED APRIL 7, 1998 (THE "REGISTRATION RIGHTS AGREEMENT") BETWEEN
       MORGAN STANLEY & CO. INCORPORATED AND SBC WARBURG DILLON READ INC. (COLLECTIVELY, THE "PLACEMENT AGENTS") AND THE COMPANY. THE EXCHANGE NOTES WILL EVIDENCE THE SAME INDEBTEDNESS AS THE SENIOR NOTES (WHICH THEY WILL REPLACE) AND WILL BE ISSUED PURSUANT TO, AND ENTITLED TO THE BENEFITS OF, AN INDENTURE DATED
 AS OF APRIL 13, 1998 BETWEEN THE COMPANY AND THE BANK OF NEW YORK, AS TRUSTEE
    (THE "TRUSTEE"), GOVERNING THE SENIOR NOTES AND THE EXCHANGE NOTES (THE
                                 "INDENTURE").
                            ------------------------
  SEE "RISK FACTORS" COMMENCING ON PAGE 17 FOR A DISCUSSION OF CERTAIN FACTORS WHICH INVESTORS SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES. THESE SECURITIES HAVE NOT BEEN APPROVED OR
 DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
               THE DATE OF THIS PROSPECTUS IS             , 1998

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    6
Risk Factors................................................   17
The Exchange Offer..........................................   34
Use of Proceeds.............................................   41
Dividend Policy.............................................   41
Capitalization..............................................   42
Selected Consolidated Financial Data........................   43
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   45
Business....................................................   54
Management..................................................   77
Certain Transactions........................................   84
Principal Shareholders......................................   85
Description of the Exchange Notes...........................   87
Description of the Capital Stock............................  115
Certain United States Federal Income Tax Considerations.....  121
Plan of Distribution........................................  126
Legal Matters...............................................  129
Experts.....................................................  129
Additional Information......................................  129
Index to Consolidated Financial Statements..................  F-1

                            ------------------------

     The Notes will mature on April 15, 2008. Interest on the Notes will accrue at a rate of 12 1/4% per annum and will be payable semiannually on April 15 and October 15 of each year. See "Description of the Exchange Notes." The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2003, at the redemption prices set forth herein, plus accrued and unpaid interest if any thereon, on and after April 15, 2003. In addition, at any time prior to April 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes from the proceeds of one or more Public Equity Offerings (as defined herein) at the redemption price set forth herein; provided that after any such redemption at least $146.2 million aggregate principal amount of the Senior Notes and the Exchange Notes remains outstanding. See "Description of the Exchange Notes -- Certain Definitions."

     The Exchange Notes will be unsubordinated indebtedness of the Company, ranking pari passu in right of payment with the Senior Notes and all other existing and future unsubordinated indebtedness of the Company, junior in right of payment to all secured indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company. As of March 31, 1998, on a pro forma basis after giving effect to the Offering (as defined herein), the Company would have had $214.4 million of long-term indebtedness.

     The Senior Notes, together with warrants (the "Warrants") to purchase common stock, par value $.001 per share of the Company (the "Common Stock"), were originally issued and sold on April 13, 1998 in a transaction not registered under the Securities Act (the "Offering"). Accordingly, the Senior Notes may not be offered for resale, resold or otherwise transferred unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission"), as set forth in no-action letters issued to third parties unrelated to the Company, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by a holder thereof (other than any holder that is (i) a broker-dealer that acquired Senior Notes as a result of market-making activities or other trading activities or (ii) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration or prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Exchange Notes. Any holder who tenders Senior Notes in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes or who is an affiliate of the Company may not rely upon such interpretations by the staff of the Commission and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liabilities under the Securities Act for which the holder is not indemnified by the Company. The staff of the Commission has not considered the Exchange Offer in the context of a no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances.

     By tendering Senior Notes in exchange for Exchange Notes, each holder will represent to the Company, among other things, that: (i) any Exchange Notes to be received by such holder will be acquired in the ordinary course of such holder's business; (ii) such holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes; and (iii) such holder is not an "affiliate" of the Company (within the meaning of Rule 405 under the Securities Act), or if such holder is an affiliate, that such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. Each broker-dealer that receives Exchange Notes for its own account in exchange for Senior Notes, where such Senior Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Senior Notes where such Senior Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period not to exceed 180 days after the Expiration Date (as defined herein), it will furnish additional copies of this Prospectus, as amended or supplemented, to any broker-dealer that reasonably requests such documents for use in connection with any such resale. See "Plan of Distribution."

     The Company does not intend to apply for listing of the Exchange Notes for trading on any securities exchange or for inclusion of the Exchange Notes in any automated quotation system. The Senior Notes, however, have been designated for trading in the Private Offerings, Resales and Trading through Automatic Linkages ("PORTAL") Market of the National Association of Securities Dealers, Inc. Any Senior Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Senior Notes are not tendered and accepted in the Exchange Offer, a holder's ability to sell such Senior Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Senior Notes will continue to be subject to the existing restrictions on transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Senior Notes. See "Description of the Exchange Notes -- Exchange Offer; Registration Rights." No assurance can be given as to the liquidity of either the Senior Notes or the Exchange Notes.

     THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SENIOR NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR SENIOR NOTES PURSUANT TO THE EXCHANGE OFFER.

     Senior Notes may be tendered for exchange prior to 5:00 p.m., New York City
time, on      , 1998 (such time on such date being hereinafter called the
"Expiration Date"), unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended). Tenders of Senior Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Senior Notes being tendered for exchange. Senior Notes may be tendered only in integral multiples of aggregate principal amount of $1,000. The Company has agreed to pay all expenses of the Exchange Offer. This Prospectus, together with the Letter of Transmittal, is
being sent to all registered holders of Senior Notes as of      , 1998.

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. No underwriter is being used in connection with the Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. As used herein, the terms "Company" and "LDI" refer to Long Distance International Inc. and its subsidiaries, unless the context otherwise requires. Statements contained in this Prospectus regarding LDI's expectations with respect to future operations and other matters, which can be identified by use of forward-looking terminology, such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or variations thereon or comparable terminology, are forward-looking statements. See "Risk Factors" for cautionary statements identifying important factors with respect to such forward-looking statements, including important risks and uncertainties that could cause actual results to differ materially from results referred to in the forward-looking statements. Industry data used throughout this Prospectus was obtained from industry publications and has not been independently verified by LDI.

                                  THE COMPANY

     LDI is a rapidly growing multinational telecommunications company, which provides international telecommunications services from the United States, the United Kingdom, France, Italy and Spain to over 200 countries. LDI offers domestic long distance calling, postpaid calling card services, prepaid services and toll-free services in the United States and the United Kingdom. In France, Italy and Spain, the Company primarily provides international telecommunications services and prepaid calling card services. The Company markets primarily to residential and small and medium-sized business enterprise ("SME") customers with significant long distance calling needs and recently commenced marketing to carrier customers. The Company markets its services through direct response marketing, agent sales, telemarketing and direct sales.

     LDI commenced operations in 1995 as a switchless reseller of international and domestic long distance services in the United States and, during 1996, expanded into the western European market. LDI recently initiated the design and buildout of a European telecommunications network. By interconnecting its United States and European networks, LDI seeks to expand its western European presence and intends to leverage its existing United States operations with the objective of lowering the cost, improving the quality and broadening the scope of services offered to its customers across two continents. Revenues have grown from $2.6 million in 1995 to $40.1 million in 1997, 85.9% of which was derived from services offered in the United States, consisting primarily of dial-around services to residential and small business customers.

LDI'S NETWORK

     The Company's United States network consists of one carrier grade Digital Switch Corporation DEX600 switch ("DEX Switch") in Fort Lauderdale, Florida, switch partitions in New York City, New York; Birmingham, Alabama; Charlotte, North Carolina; Denver, Colorado; and Los Angeles and Oakland, California, and interconnection agreements with local exchange carriers ("LECs") in 27 states. LDI also leases on a per minute basis switching and network capacity in Davenport, Iowa; Las Vegas, Nevada; Chattanooga, Tennessee; and Washington, D.C. The Company's network enables it to originate long distance calls in areas covering more than 50% of the total metropolitan United States population, allowing the Company to offer its services in and around 31 of the top 50 metropolitan statistical areas in the United States.

     The Company's international facilities consist of an international gateway attached to a DEX Switch in London, which is connected to the Company's United States network via an indefeasible right of use ("IRU") on the international trans-Atlantic fiber optic cable CANTAT 3. The Company's London switch is connected to various international facilities-based carriers in western Europe. In addition, the Company has purchased IRUs on the Atlantic Crossing 1 and UK-Germany 6 fiber optic cables, both of which are under construction and are expected to be operational during 1998 and 1999, respectively. The Company also has negotiated interconnection agreements with public telecommunications operators ("PTOs") in the United Kingdom, Denmark, The Netherlands and Sweden.

     In 1998, LDI intends to significantly expand its United States and European networks, and by year end expects to have switches in the markets listed below:

                                                                              EXPECTED COMMERCIAL
               MARKET                             NETWORK ELEMENT               OPERATION DATE
               ------                             ---------------             -------------------
United States
  Fort Lauderdale....................  DEX Switch                               Installed
  New York City......................  DEX Switch/International Gateway           3Q'98
  Fresno.............................  DEX Switch(1)                              3Q'98
  Chicago............................  DEX Switch(2)                              3Q'98
  Tulsa..............................  DEX Switch                                 3Q'98
  Raleigh............................  DEX Switch(3)                              3Q'98
Europe(4)
  London.............................  DEX Switch/International Gateway         Installed
  Hamburg............................  Ericsson ANS Translocal 2 mini-switch      3Q'98
                                       ("ANS Switch")
                                       Ericsson AXE10 Switch                      4Q'98
                                       ("AXE10 Switch")/International
                                       Gateway(5)
  Paris..............................  ANS Switch                                 3Q'98
                                       AXE10 Switch/International Gateway(5)      4Q'98
  Milan..............................  ANS Switch                                 2Q'98
  Madrid.............................  ANS Switch                                 2Q'98
  Lyons..............................  ANS Switch                                 3Q'98
  Copenhagen.........................  ANS Switch (5)                             4Q'98
  Amsterdam..........................  ANS Switch (5)                             4Q'98

---------------
(1) Replaces switch partition and leased switch capacity in Las Vegas, Nevada; and Oakland and Los Angeles, California.

(2) Replaces leased switch capacity in Davenport, Iowa.

(3) Replaces switch partition and leased switch capacity in Chattanooga, Tennessee; Charlotte, North Carolina; and Washington, D.C.

(4) LDI also plans to install points of presence ("POPs") in at least ten European cities by December 31, 1998.

(5) AXE10 Switches replace ANS Switches which will be redeployed in Copenhagen and Amsterdam, respectively.

     By the end of 1998, LDI expects that its United States network will enable it to originate services in all states except Alaska, reaching areas covering more than 80% of the total metropolitan United States population. In Europe, LDI is negotiating to purchase IRUs on the FLAG fiber optic cable (between the United Kingdom, Spain and Italy), subject to obtaining backhaul from local telecommunications companies in Italy and Spain, and the planned CIRCE fiber optic ring (between London, Paris, Brussels, Rotterdam and Amsterdam). The Company expects to sign interconnection agreements in 1998 with the PTOs in Germany, France, Italy, Belgium, Switzerland, Norway, and Austria and add additional IRUs and leased lines as demand warrants.

THE INTERNATIONAL TELECOMMUNICATIONS MARKET

     The international long distance public switched telecommunications market, consisting of telephone calls between countries, generated an estimated $61 billion in revenue and 70 billion minutes of use in 1996 and is recognized as one of the fastest growing segments of the long distance telecommunications industry. The market for these services is highly concentrated in more developed countries, with approximately 40% and 27% of 1996 worldwide international long distance traffic originating in Europe and the United States, respectively. The Company has significantly less than a 1% share of this market. According to Analysys Ltd., a market research firm, international long distance minutes are projected to grow by approximately 17% per annum from approximately 90 billion in 1997 to over 160 billion minutes in 2001. This growth is expected to be spurred by (i) the continued deregulation of telecommunications markets throughout the world, (ii) increased capacity, improved quality and lower operating costs attributable to technological improvements, (iii) the expansion of telecommunications infrastructure and (iv) the globalization of the world's economies and free trade. International settlement rates (the rates paid to other carriers to terminate an international call) have declined over the past five years and, in connection with a recent United States Federal Communications Commission (the "FCC") initiative to balance the United States settlement deficit, the Company expects such rates to continue to decline. The costs for leased transmission capacity have also declined and are expected by the Company to continue to decline. Furthermore, the trend towards liberalization is expected to further reduce carriers' costs of originating and terminating calls by allowing carriers in some jurisdictions to interconnect with the domestic public switched telephone network ("PSTN").

     The European international long distance market is the largest in the world, with approximately 28 billion minutes of use or 40% of international calling volume originating in Europe in 1996. The continental European PTOs have historically had monopolies on providing telephone services to and from their respective countries. As a result, the costs of international telephone calls from most countries in continental Europe have been higher than comparable calls originated from the United States or the United Kingdom. Until recently, customers in many continental European markets had not been able to obtain from their PTOs value-added features such as itemized billing, speed dial, redial and voice mail. On January 1, 1998, most countries in the European Union ("EU") liberalized the provision of telecommunications services, which the Company believes will, together with technological advancements, lead to telecommunications market developments similar to those which have occurred in the United States and the United Kingdom.

STRATEGY

     LDI's objective is to create a cost-competitive, facilities-based multinational telecommunications network which provides high quality international and domestic long distance services to residential, SME and carrier customers. The key elements of the Company's strategy are:

     - Establish Operations in Attractive European Markets. Capitalize on large, recently liberalized European markets and establish an early presence in less liberalized or less competitive markets.

     - Expand Existing Operations. Extend the coverage of current product offerings, both geographically and through new marketing channels, and expand the range of products offered.

     - Design, Develop and Implement a Cost-Competitive, Multinational
       Network. Reduce the cost and increase control of services offered, where feasible, by owning facilities and investing incrementally, as traffic volumes justify ownership. Pursue the wholesale market to maximize network utilization by selling excess capacity to other carriers.

     - Employ Focused and Cost-Effective Sales and Marketing Channels; Establish a Global Brand. Target specific groups of frequent international long-distance callers, using established, variable-cost, low-overhead marketing channels and programs and develop stronger brand awareness.

     - Pursue Strategic Alliances and Acquisitions. Extend network reach by swapping traffic with facilities-based telecommunications carriers. Through business acquisitions, enter new markets, continue to expand its customer base and acquire local management expertise, facilities and distribution channels.

     - Deploy Technologically Advanced Information Systems to Facilitate Billing and Customer Support Functions. Deploy flexible, scalable information systems to meet growing customer care, billing, and management information requirements.

     LDI believes that its key competitive strengths are its growing network, its sales and marketing experience in targeting customer segments with significant long distance calling needs, its relatively early entry into large liberalized markets in western Europe, and its experienced senior management team, which has built and developed successful telecommunications businesses.

                               THE EXCHANGE OFFER

The Exchange Offer.........  Up to $225.0 million aggregate principal amount of
                             Exchange Notes are being offered in exchange for a like aggregate principal amount of Senior Notes. Senior Notes may be tendered for exchange in whole or in part in integral multiples of $1,000 principal amount. The Company is making the Exchange Offer in order to satisfy its obligations under the Registration Rights Agreement relating to the Senior Notes. For a description of the procedures for tendering Senior Notes, see "The Exchange Offer -- Procedures for Tendering Senior Notes."

Expiration Date............  5:00 p.m., New York City time, on             ,
                             1998 unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended). See "The Exchange
                             Offer -- Expiration Date; Extensions; Amendments."

Conditions to the
  Exchange Offer...........  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Senior Notes being tendered or any other condition, other than that the Exchange Offer does not violate applicable law or any applicable interpretation of the staff of the Commission. See "The Exchange
                             Offer -- Conditions to the Exchange Offer."

Withdrawal Rights..........  Tenders of Senior Notes may be withdrawn at any time prior to the Expiration Date by delivering a written notice of such withdrawal to the Exchange Agent (as defined herein) in conformity with certain procedures as set forth below under "The Exchange Offer -- Withdrawal Rights."

Procedures for Tendering
  Senior Notes.............  Tendering holders of Senior Notes must complete and sign a Letter of Transmittal in accordance with the instructions contained therein and forward the same by mail, facsimile transmission or hand delivery, together with any other required documents, to the Exchange Agent, either with the Senior Notes to be tendered or in compliance with the specified procedures for guaranteed delivery of Senior Notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Holders of Senior Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender Senior Notes pursuant to the Exchange Offer. See "The Exchange Offer -- Procedures for Tendering Senior Notes."

                             Letters of Transmittal and certificates
                             representing Senior Notes should not be sent to the Company. Such documents should only be sent to the Exchange Agent. Questions regarding how to tender and requests for information should be directed to the Exchange Agent. See "The Exchange
                             Offer -- Exchange Agent."

Resales of Exchange
Notes......................  Based on interpretations by the staff of the
                             Commission, as set forth in no-action letters issued to third parties, the Company believes that a holder of Senior Notes (other than any holder that is (i) a broker-dealer that acquired Senior Notes as a result of market-making activities or other trading activities, or (ii) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchange its Senior Notes for Exchange Notes pursuant to the Exchange Offer may offer for resale, resell and otherwise transfer such Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Exchange Notes. Any holder who tenders Senior Notes in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes or who is an affiliate of the Company may not rely upon such interpretations by the staff of the Commission and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liabilities under the Securities Act for which the holder is not indemnified by the Company. The staff of the Commission has not considered the Exchange Offer in the context of a no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Senior Notes, where such Senior Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Company has agreed that, for a period not to exceed 180 days after the Expiration Date, it will furnish additional copies of this Prospectus, as amended or supplemented, to any broker-dealer that reasonably requests such documents for use in connection with any such resale. See "Plan of Distribution."

Exchange Agent.............  The exchange agent with respect to the Exchange
                             Offer is The Bank of New York (the "Exchange
                             Agent"). The address, telephone number and facsimile number of the Exchange Agent are set forth in "The Exchange Offer -- Exchange Agent" and in the Letter of Transmittal.

Use of Proceeds............  The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. See "Use of Proceeds."

Certain United States
Federal Income Tax
  Considerations...........  The exchange of the Senior Notes for the Exchange
                             Notes will not be a taxable exchange for federal income tax purposes, and holders of Senior Notes should not recognize any taxable gain or loss or any interest income as a result of such exchange. See "Certain United States Federal Income Tax Considerations."

                               THE EXCHANGE NOTES

Securities Offered.........  $225.0 million aggregate principal amount of
                             12 1/4% Senior Notes due 2008. The terms of the Exchange Notes will be identical in all material respects to the terms of the Senior Notes, except that the Exchange Notes will have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Senior Notes. The Exchange Notes will evidence the same debt as the

                             Senior Notes and will be issued pursuant to and entitled to the benefits of the Indenture.

Maturity...................  April 15, 2008.

Interest...................  Interest on the Notes is payable semiannually in cash on April 15 and October 15 of each year, commencing October 15, 1998. For a discussion of the United States Federal income tax treatment of the Notes under the original issue discount rules, see "Certain United States Federal Income Tax Considerations."

Optional Redemption........  On or after April 15, 2003, the Notes will be redeemable, at the option of LDI, in whole or in part, at any time or from time to time, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to April 15, 2001, up to 35% of the aggregate principal amount of the Notes may be redeemed with the proceeds of Public Equity Offerings (as such term is defined under the caption "Description of the Exchange
                             Notes -- Certain Definitions") at the redemption price set forth herein; provided that at least $146.2 million aggregate principal amount of Notes remains outstanding after each such redemption. See "Description of the Exchange Notes -- Optional Redemption."

Security...................  The Company has used approximately $75.5 million of the net proceeds of the Offering to acquire a portfolio of securities (the "Pledged Securities"), consisting of U.S. government securities, that has been pledged as security for the payment in full of the first six scheduled interest payments due on the Notes. Proceeds from the Pledged Securities will be used by LDI to make the first six scheduled interest payments on the Notes. See "Description of the Exchange Notes -- Security." The Pledged Securities are being held by the Trustee under the Pledge Agreement (as defined herein) pending disbursement.

Change of Control..........  Upon a Change of Control (as such term is defined
                             "Description of the Exchange Notes -- Certain Definitions"), LDI is required to make an offer to purchase the Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued interest, if any. See "Description of the Exchange Notes -- Repurchase of Notes upon a Change of Control."

Ranking....................  The Notes will be unsecured (except as described above under "-- Security") unsubordinated indebtedness of LDI, will rank pari passu in right of payment with all existing and future unsubordinated indebtedness of LDI, junior in right of payment to all secured indebtedness of LDI and will be senior in right of payment to all existing and future subordinated indebtedness of LDI. At March 31, 1998, after giving pro forma effect to the Offering, the Company would have had $214.4 million of long-term indebtedness outstanding.

Certain Covenants..........  The Indenture contains certain covenants, which, among other things and subject to certain exceptions, restrict the ability of LDI and its Restricted Subsidiaries (as defined under the caption "Description of the Exchange
                             Notes -- Certain Definitions") to incur additional indebtedness, make restricted payments, issue guarantees, enter into transactions with shareholders and affiliates, create liens, issue or sell capital stock of Restricted Subsidiaries, engage in sale-leaseback transactions, sell assets or to consolidate, merge or sell all or substantially all of its assets. See "Description of the Exchange Notes -- Covenants."

Original Issue Discount....  The Exchange Notes should be treated as a continuation of the Senior Notes for federal income tax purposes. The Senior Notes were issued with original issue discount. For federal income tax purposes, holders of the Notes will be required to include the amount of original issue discount in income in advance of receipt of cash to which the income is attributable. See "Certain United States Federal Income Tax Considerations."

                                  RISK FACTORS

     Potential participants in the Exchange Offer should consider carefully certain factors relating to the Company, its business and an investment in the Exchange Notes before tendering their Senior Notes for Exchange Notes. See "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data (except for certain data under Other Data and Regional Data) for the years ended December 31, 1995, 1996 and 1997 and as of December 31, 1997 were derived from the audited consolidated financial statements of LDI which, together with the notes thereto, are included elsewhere in this Prospectus. The consolidated financial data for the years ended December 31, 1993 and 1994 and the three months ended March 31, 1997 and 1998 were derived from the Company's unaudited consolidated financial statements. The Company's unaudited consolidated financial statements for the years ended December 31, 1993 and 1994 are not included herein. In management's opinion, the unaudited consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of LDI (the "Consolidated Financial Statements") and the notes thereto included elsewhere in this Prospectus.

                                                                                        THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                         MARCH 31,
                             --------------------------------------------------------   -------------------
                                1993          1994        1995      1996       1997       1997       1998
                             -----------   -----------   -------   -------   --------   --------   --------
                              (IN THOUSANDS, EXCEPT PER SHARE, PER MINUTE AND RATIO
                                                   INFORMATION)
STATEMENT OF OPERATIONS
  DATA:
Revenues, net..............     $ --          $   5      $ 2,593   $14,362   $ 40,116   $  8,770   $ 14,460
Costs of telecommunications
  services.................       --              6        1,932     8,361     22,720      4,625      9,621
Selling, general and
  administrative
  expenses.................       32            219        2,299     9,887     28,066      5,354     11,829
Depreciation and
  amortization.............       --              7           30       121        440         52        364
                                ----          -----      -------   -------   --------   --------   --------
Operating loss.............      (32)          (227)      (1,668)   (4,007)   (11,110)    (1,261)    (7,355)
Minority interest (1)......       --             --           --       179       (132)      (132)        --
Interest expense, net......       --              7           15      (193)       (92)       (99)      (165)
                                ----          -----      -------   -------   --------   --------   --------
Net loss...................      (32)          (220)      (1,653)   (4,021)   (11,334)    (1,492)    (7,520)
Preferred dividends and
  redemption accretion.....       --             --          (18)      (74)      (902)       (18)    (4,543)
                                ----          -----      -------   -------   --------   --------   --------
Net loss applicable to
  common shareholders......     $(32)         $(220)     $(1,671)  $(4,095)  $(12,236)  $ (1,510)  $(12,063)
                                ====          =====      =======   =======   ========   ========   ========
Net loss per share
  applicable to common
  shareholders -- basic and
  dilutive (2).............     $ --          $(.03)     $  (.10)  $  (.21)  $   (.51)  $   (.06)  $   (.49)
Weighted average shares
  outstanding..............       --          6,521       16,667    19,837     23,953     23,681     24,839

OTHER DATA:
Capital expenditures.......     $  1          $  61      $   189   $   325   $  3,215   $    267   $    904
EBITDA (3).................      (32)          (220)      (1,638)   (3,886)   (10,670)    (1,209)    (6,991)
Pro forma interest expense,
  net(4)...................       --             --           --        --     30,328         --      7,725
Revenue per minute.........       --            .34          .34       .24        .23        .22        .21
Billable minutes of use....       --             16        7,541    58,706    175,248     39,805     69,828
Ratio of earnings to fixed
  charges (5)..............       --             --           --        --         --         --         --

                                                                                        THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                         MARCH 31,
                             --------------------------------------------------------   -------------------
                                1993          1994        1995      1996       1997       1997       1998
                             -----------   -----------   -------   -------   --------   --------   --------
                              (IN THOUSANDS, EXCEPT PER SHARE, PER MINUTE AND RATIO
                                                   INFORMATION)

REGIONAL DATA:
Revenues
  United States............     $ --          $   5      $ 2,544   $14,021   $ 34,459   $  8,427   $ 11,332
  Europe...................       --             --           49       341      5,657        343      3,128
Billable minutes of use
  United States............       --             16        7,461    57,765    159,602     38,727     59,788
  Europe...................       --             --           80       941     15,646      1,078     10,040

                                                                   MARCH 31, 1998
                                                              -------------------------
                                                                           PRO FORMA
                                                              ACTUAL     AS ADJUSTED(6)
                                                              -------    --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 3,998       $144,620
Restricted cash.............................................      897         76,400
Total assets................................................   26,322        250,788
Short term debt.............................................      849            849
Long term debt, net of current portion......................    2,991        214,446
Series A Redeemable Convertible Preferred Stock.............    1,383          1,383
Series B Redeemable Preferred Stock.........................   12,834         12,834
Warrants, redeemable(5).....................................       --         13,010
Common shareholders' capital deficiency.....................    7,486          7,486

---------------
(1) In January 1996, the Company contributed $150,000 in respect of an 80% equity interest in Long Distance International Ltd. ("LDI Ltd."), a United Kingdom operating subsidiary. In January 1998, the Company purchased the outstanding 20% minority interest for approximately $380,000. During 1997, the minority shareholder did not fund its share of LDI Ltd.'s losses and, as a result, during 1997 the Company absorbed LDI Ltd.'s cumulative unfunded net losses.

(2) The Company's loss per share amounts for all periods presented are computed in accordance with SFAS No. 128 "Earnings Per Share," which was effective for periods ending after December 15, 1997. Loss applicable to common shareholders has been reduced by preferred dividends and redemption accretion.

(3) EBITDA represents net loss before interest, income tax expense (benefit), minority interest and depreciation and amortization. LDI has included information concerning EBITDA herein because such information is commonly used in the telecommunications industry as one measure of an issuer's operating performance and ability to service debt. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, is not necessarily comparable to similarly titled measures of other companies, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to measures of performance determined in accordance with generally accepted accounting principles.

(4) Gives effect to the Offering as if it occurred as of the beginning of the period presented and includes amortization of financing costs and original issue discount of approximately $8.9 million and $13.5 million, respectively over the term of the Notes. For purposes of calculating pro forma interest expense, $203.1 million of the net proceeds from the Offering have been allocated to the Notes and $13.0 million of the net proceeds from the Offering have been allocated to the Warrants.

(5) Upon the occurrence of certain transitions, the Company will be required to offer to repurchase the warrants. See "Description of Capital
    Stock-Warrants."

(5) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net losses before fixed charges. Fixed charges consist of interest on debt and the interest component of rent expense. For the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998 the Company's earnings before fixed charges were insufficient to cover its fixed charges by $1.7 million, $4.0 million, $11.3 million, $1.5 million and $7.5 million, respectively. On a pro forma basis after giving effect to the issuance of the Offering, for the three months ended March 31, 1998, the Company's earnings before fixed charges would have been insufficient to cover its fixed charges by $15.0 million.

(6) Pro forma as adjusted for the Offering as if it occurred on March 31, 1998. Pro forma as adjusted restricted cash includes proceeds from the Offering of an amount of approximately $75.5 million used to purchase the Pledged Securities.

                                  RISK FACTORS

     An investment in the Exchange Notes involves a significant degree of risk. In determining whether to tender their Senior Notes for Exchange Notes, potential investors should consider carefully all of the information set forth in this Prospectus and, in particular, the following factors. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements.

LIMITED OPERATING HISTORY

     LDI was formed in 1993, but conducted only limited operations prior to year-end 1995, and, therefore, has a limited operating history upon which potential investors may base an evaluation of its performance. LDI has provided services principally in the United States and western Europe (principally in the United Kingdom). See "Business -- Services."

     LDI intends to significantly expand its operations in its current markets and to enter into a number of markets where it currently does not have operations. In many of its future markets, LDI also plans to offer services that have been provided in the past to a large extent only by PTOs. Furthermore, in certain of such markets, LDI also intends to utilize access and transmission methods with respect to which it has limited operating experience. LDI's prospects must, therefore, be considered in light of the risks, expenses, problems and delays inherent in substantially expanding a business and in establishing a new business in additional markets in an evolving industry. See "-- Implementation of Expansion Plans," "-- Need for Local Connectivity,"
"-- Dependence on Third Party Sales Organizations," "-- Competition," "-- Risks Associated with Rapid Growth," "-- Risks Associated with Rapidly Changing Industry," "-- Significant Price Declines," "-- Dependence on Effective Information Systems and Billing and Collection Agreements," "-- Dependence On Key Personnel," "-- Dependence on Equipment Supplier" and
"Business -- Services."

IMPLEMENTATION OF EXPANSION PLANS

     LDI currently operates principally as a switchless reseller. LDI's successful implementation of its strategy will depend, in part, upon LDI's ability to successfully effect the transition from a reseller to a facilities-based provider of telecommunications services. This transition will require the continued expansion and development of its network in the United States and western Europe, as well as the related back-office capacity, including billing systems, expansion of the Company's telemarketing operations and the hiring and retention of management and highly productive internal sales personnel and independent sales agents. Execution of LDI's expansion plans is subject to a variety of risks, including, but not limited to, operating and technical problems, regulatory uncertainties and competition.

     As LDI expands its network, it will incur significant fixed costs, relating principally to acquisition of switching equipment, IRUs and leased lines and network management systems. As part of its expansion strategy, LDI has purchased, and intends to purchase additional, IRUs on fiber optic cable systems that are currently under construction or the construction of which is planned. There can be no assurance that such fiber optic systems will be completed on a timely basis or at all. In the event such systems are not completed, the Company may be required to obtain transmission capacity through more expensive means. The development and expansion of LDI's network has entailed and will continue to entail considerable costs in advance of anticipated revenues and may cause substantial fluctuations in LDI's operating results. There can be no assurance that LDI will be able to expand its network as planned or that LDI will generate traffic volumes sufficient to enjoy significant economies of scale, which LDI believes are critical to the overall success of its strategy. Failure by LDI to implement its expansion plans could have a material adverse effect upon LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes.

FUTURE LOSSES AND NEGATIVE CASH FLOW

     LDI had negative EBITDA of $1.6 million, $3.9 million and $10.7 million and a net loss of $1.7 million, $4.0 million and $11.3 million for the years ended December 31, 1995, 1996 and 1997, respectively, and a negative EBITDA of $1.2 million and $7.0 million and a net loss of $1.5 million and $7.5 million for the three months ended March 31, 1997 and 1998, respectively. On a pro forma basis, assuming the Offering had been consummated on January 1, 1998, LDI would have had a net loss of $15.0 million for the three months ended March 31, 1998. Furthermore, LDI expects to incur increasing negative EBITDA, increasing negative cash flow from operations, increasing operating losses and increasing net losses for at least the next several years as it expands its network. On a pro forma basis, after giving effect to the Offering, the Company's earnings before fixed charges would have been insufficient to cover its fixed charges by $15.0 million for the three months ended March 31, 1998. The Company's EBITDA less capital expenditures were $(1.8 million), $(4.2 million) and $(13.9 million) for the years ended December 31, 1995, 1996 and 1997, respectively and $(1.5 million) and $(7.9 million) for the three months ended March 31, 1997 and 1998, respectively. There can be no assurances that LDI will ever operate at profitable levels or have positive EBITDA. See "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The ability of LDI to meet its debt service obligations will depend upon its future performance, which, in turn, is subject to LDI's successful implementation of its strategy, as well as to financial, competitive, business, regulatory, technical and other factors beyond LDI's control. If LDI is unable to generate cash flow from operations that is sufficient to meet its working capital and debt service requirements, it may be required to refinance all or a portion of its indebtedness. There can be no assurance that any such refinancing would be possible on terms that would be acceptable to LDI, if at all. If such refinancing were not possible or if additional financing were not available, LDI could be forced to default on its obligations with respect to the Notes.

HIGH LEVERAGE; RESTRICTIVE COVENANTS

     At March 31, 1998, after giving effect to the Offering, LDI would have had total consolidated long-term indebtedness of approximately $214.4 million, redeemable preferred stock and warrants of $25.8 million and a common shareholders' capital deficiency of approximately $7.5 million. LDI anticipates that it will incur additional indebtedness, primarily in connection with equipment financings. Although the Indenture limits the incurrence of additional indebtedness by the Company and its subsidiaries, the Indenture permits the Company and its subsidiaries to incur an unlimited amount of indebtedness to finance the cost of equipment, inventory and other assets. See "Description of the Exchange Notes -- Covenants." The level of LDI's indebtedness could have important consequences to holders of the Notes, including the following: (i) the debt service requirements of other indebtedness could make it more difficult for LDI to make payments on the Notes, (ii) the ability of LDI to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (iii) a substantial portion of LDI's future cash flow from operations, if any, may be dedicated to the payment of principal and interest on its indebtedness and other obligations;
(iv) flexibility in planning for, or reacting to changes in, LDI's business may be limited; (v) LDI will be more highly leveraged than certain of its competitors, which may place it at a competitive disadvantage; and (vi) LDI's high degree of indebtedness could make it more vulnerable in the event of a downturn in its business. LDI's high level of indebtedness could have a material adverse effect upon its business, financial condition and results of operations and its ability to pay principal of and interest on the Notes. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Indenture contains certain restrictive covenants that limit, among other things, the ability of LDI to incur indebtedness, make prepayments of subordinated indebtedness, pay dividends, make investments, engage in transactions with shareholders and affiliates, issue capital stock of Restricted Subsidiaries, create liens, sell assets and engage in mergers and consolidations. See "Description of the Exchange Notes -- Covenants." A failure to comply with the covenants and restrictions in the Indenture or agreements relating to any subsequent financing could result in an event of default under such agreements which could permit the acceleration of the related debt and the acceleration of debt under other debt agreements that contain cross-acceleration or cross-default provisions, and would have an adverse effect on the Company. In addition, the terms of LDI's Series A Redeemable Convertible Preferred Stock (the "Series A Preferred Stock") and

Series B Redeemable Preferred Stock (the "Series B Preferred Stock") place restrictions on the ability of LDI to engage in certain transactions and the terms of the Series B Preferred Stock also restrict LDI's ability to incur indebtedness. These restrictions could limit the ability of LDI to effect financings or engage in other corporate activities.

COMPETITION

     The provision of telecommunications services is extremely competitive and will become increasingly so as the regulatory barriers to entry into telecommunications markets are reduced or eliminated. LDI believes that the non-United States and non-United Kingdom markets into which LDI intends to expand its operations will experience increased competition and will begin to resemble the competitive landscape in the United States and the United Kingdom, in part as a result of regulatory initiatives. However, it appears that western European telecommunications markets may experience price competition more rapidly and more extensively than was experienced when deregulation occurred in the United States and the United Kingdom.

     Competition for customers is primarily on the basis of price and, to a lesser extent, on the type and quality of services offered and customer service. LDI has no control over the prices set by its competitors or the type or quality of their services. LDI has a large number of competitors which may use their substantial financial resources to cause severe price competition in the markets in which LDI operates, which would require LDI to reduce its prices in order to remain competitive. For example, Sprint Corporation ("Sprint") recently announced a program offering $.10 per minute rates on certain calls to the United Kingdom and free United States domestic long distance calls on Fridays and MCI Communications Corporation ("MCI") has reduced the prices of certain of its domestic off-peak calls significantly. LDI has focused on users that make such calls. In the United Kingdom, British Telecom reduced its retail prices pursuant to the requirements of the Office of Telecommunications ("Oftel"), the United Kingdom telecommunications regulatory authority. In western Europe, France Telecom and Deutsche Telekom have recently taken steps to substantially reduce prices in an effort to protect their market share and deter competitors, such as the Company. France Telecom has obtained approval to reduce retail prices on domestic and international long distance services by an average of 9% during each of 1997 and 1998 and 4.5% during each of 1999 and 2000. Deutsche Telekom has announced that, subject to regulatory approval, it intends to reduce retail prices on domestic and international long distance service by up to 40%. Neither France Telecom nor Deutsche Telekom has reduced wholesale prices to the same extent as retail prices. In the United States, the FCC, the United States telecommunications regulatory authority, adopted rules which are designed to bring downward pressure on international telephone rates. The FCC is requiring United States international facilities-based carriers to negotiate lower settlement rates with correspondent foreign carriers that deliver calls in foreign jurisdictions. The FCC expects such lower settlement rates to become effective on a transitional basis, commencing January 1, 1999 for major countries, with lower settlement rates to become effective for substantially all countries by January 1, 2003. Any resulting savings to the United States facilities-based carriers might be passed along to their customers in the form of reduced rates for international calls. Corresponding price reductions by LDI could reduce LDI's revenues and margins, which could have a material adverse effect on LDI's business, financial condition and results of operations and its ability to pay interest on and principal of the Notes. The Company has experienced, and expects to continue to experience, declining revenue per billable minute in all of its markets, in part as a result of increasing worldwide competition within the telecommunications industry. LDI also experiences customer attrition, or "churn," as a result of the highly competitive nature of its markets and expects current levels of churn to continue or increase. See "-- Response Rates; Customer Attrition; Impact of Increased Postal and Paper Costs."

     LDI's success will depend upon its ability to compete with a variety of other telecommunications providers in each of its markets. In the United States, LDI's competitors include AT&T, MCI, Sprint, WorldCom, Inc. ("WorldCom") and numerous other carriers for domestic and international long distance calls. In addition, LDI faces competition from lesser known entities, including VarTec Telecom Inc. and Excel, and lesser known brands of well known competitors such as MCI's Telecom*USA brand. Congress has substantially amended the Communications Act of 1934 (the "Communications Act") by enacting the Telecommunications Act of 1996 (the "1996 Act"), making the regional Bell operating companies (the

"RBOCs") eligible, subject to FCC approval, to offer domestic long distance and international telecommunications services in their "in region" service areas, where they control essential facilities such as local lines connecting to the premises of customers. The use of these facilities at reasonable and non-discriminatory rates, and on reasonable and nondiscriminatory conditions, is necessary to enable new market entrants, including long distance carriers, to compete effectively with the RBOCs and other carriers. The RBOCs have the incentive to overcharge for the use of their essential facilities for the dual purposes of discouraging competition from new local market entrants and cross-subsidizing their proposed new long distance services. The RBOCs also may offer domestic long distance and international services outside of their service areas or "out-of-region services." The United States District Court for the Northern District of Texas recently ruled that the "in region" provisions of the 1996 Act restricting the RBOCs entry into long distance market were unconstitutional. That decision has been stayed pending reconsideration and is being appealed to the United States Fifth Circuit Court of Appeals. In addition, the FCC permits foreign telecommunications entities to enter the United States international telecommunications market, including dominant foreign entities whose home markets are conducive to competition. The FCC also has substantially reduced the regulatory constraints on AT&T, LDI's largest competitor, by declaring AT&T to be "non-dominant," first in the domestic long distance market and more recently in the international market, thus, granting AT&T more pricing and service flexibility and permitting it to compete more effectively with smaller inter-exchange carriers such as LDI.

     In western Europe, LDI's competitors include (i) PTOs, (ii) alliances such as AT&T's alliance with Unisource (itself a joint venture among Telecom Netherlands, Telia AB and Swiss Telecom PTT), and Sprint's alliance with Deutsche Telekom and France Telecom, known as "Global One," (iii) companies offering international telecommunications services, such as Esprit Telecom, Econophone, Inc., Primus, Viatel Global Communications ("Viatel") and RSL Communications, Ltd., (iv) new entrants into the European telecommunications industry which are partially owned by large European industrial or utilities companies such as Arcor Mannesmann in Germany, Omnitel in Italy and Energis in the United Kingdom, and (v) other companies with business plans similar in varying degrees to LDI's. Because all of the Company's targeted European markets (other than the United Kingdom) have only recently liberalized or are still in the process of liberalizing the provision of telephone services, customers in these markets are not accustomed to obtaining services from competitors to PTOs and may be reluctant to use new providers, such as the Company. PTOs also generally have certain competitive advantages over the Company and other providers due to their control of local connectivity, their extensive ownership of facilities, their ability to delay or prevent equal access to lines and the reluctance of some regulators to adopt policies and grant regulatory approvals that would result in increased competition for the local PTO. For example, Deutsche Telekom recently proposed, subject to regulatory approval, a fee of approximately 50 Deutsch Marks for any customer changing long distance providers. In addition, in France, only six carriers plus France Telecom are currently able to provide long distance service using a single digit prefix. The Company is not one of those carriers.

     The World Trade Organization (the "WTO") recently concluded an agreement, known as the WTO Basic Telecommunications Service Agreement (the "WTO Agreement"), which opens the telecommunications markets of the signatory countries to foreign carriers on varying dates beginning February 5, 1998. The WTO Agreement is subject to legislative ratification in many of the 70 signatory countries. Pursuant to the WTO Agreement, United States companies would have foreign market access for local, long distance and international services, either on a facilities basis or through resale of existing network capacity. United States companies also would be permitted to acquire, establish or hold a significant stake in telecommunications companies around the world. Conversely, foreign companies would be permitted to enter the domestic United States telecommunications market and acquire ownership interests in United States service providers. Although the WTO Agreement may open additional markets to LDI or broaden the permissible services that LDI can provide in certain markets, the WTO Agreement also may subject LDI to greater competitive pressures in its markets, with the risk of losing customers to other carriers and reductions in LDI's rates.

     In addition, there are pending major consolidations in the telecommunications industry which could result in even more powerful competitors to LDI. For example, the proposed acquisition of MCI by

WorldCom and the proposed acquisition of Teleport Communications Group by AT&T would create powerful competitors for LDI.

     LDI also may experience competition in one or more of its markets from competitors utilizing new or alternative technologies and/or transmission methods, including cable television companies, wireless telephone companies, satellite owners and resellers, Internet service providers, electric and other utilities, railways, microwave carriers and large end users that have private networks. Existing telecommunications companies, including AT&T, are implementing plans to offer voice telecommunications services over the Internet at substantially reduced prices.

     Many of LDI's competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than LDI, control transmission lines and have long-standing relationships with LDI's target customers. If any of LDI's competitors were to devote additional attention to the provision of international and/or domestic long distance voice telecommunication services to LDI's target customer base, there could be a material adverse effect upon LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes. Many of the Company's larger competitors have lower incremental transmission costs than the Company due to, among other things, greater use of owned transmission capacity, more favorable interconnection rates and volume discounts on transmission. Furthermore, in certain European countries (including France and Italy) telecommunications companies that make substantial investments in network infrastructure will receive a substantial discount on interconnection rates. The Company does not expect to qualify for such a discount initially, if at all. In addition, certain of the Company's competitors offer customers an integrated full service telecommunications package consisting of local and long distance voice, data and Internet transmission. The Company does not offer all of these services and does not presently plan to do so, which could have a material adverse effect on the Company's ability to compete, its business, financial condition and results of operations and its ability to pay principal of and interest on the Notes.

     Each of the markets in which LDI offers or intends to offer its services will present unique competitive factors. There can be no assurance that LDI will be able to effectively compete in any given market and the success of LDI's strategy in any one market is not necessarily indicative of its ability to succeed in any other market. See "Business -- Competition."

RESPONSE RATES; CUSTOMER ATTRITION; IMPACT OF INCREASED POSTAGE AND PAPER COSTS

     To date, a significant portion of the Company's revenues have come from its dial-around customers. Dial-around service enables a United States long distance customer to access LDI's network from the customer's home or office by dialing a "10xxx" prefix and then the number the customer is calling. The FCC has proposed to expand carrier identification codes from "10xxx" to a "101xxxx" format commencing July 1, 1998. A transition period during which both formats can be utilized is in effect. There can be no assurance that the change in format will not have a material adverse effect on the Company's dial-around business. For the year ended December 31, 1997, approximately $27 million of revenues (79% of its United States revenues and 68% of it consolidated revenues) came from dial-around services. The Company primarily markets its dial-around services through direct mail marketing campaigns and telemarketing and expects to increase the use of these marketing methods in the United States as it continues to expand its United States network. As a result, the Company's business and results of operations will continue to be significantly affected by the customer attrition rate and the response rate of its direct marketing initiatives. The number of new customers who utilize the Company's service in the near term period after a marketing campaign defines the campaign's overall response rate. Customer attrition represents the number of customers who utilize the Company's service after a campaign who fail to continue to use the Company's service.

     The Company believes that a high level of customer attrition is inherent to the dial-around long distance industry. Attrition is attributable to a number of factors, including initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs and the issuance of cash and other forms of customer "win-back" incentives and other customer acquisition programs prevalent in the residential long distance market as well as the termination of service for non-payment. The

Company typically experiences higher customer attrition in the first few months following a marketing campaign as a significant number of customers sample the Company's dial-around service. While remailings and additional marketing efforts in its existing markets are important components of the Company's growth strategy, the Company may eventually reach a point in its existing markets where it determines that its direct mail marketing strategy is no longer a cost-effective method to acquire customers. There can be no assurance that the Company's attrition rate will not increase or that its response rate will not decrease. An increase in attrition rate or a decrease in response rate could have a material adverse effect upon the Company's business and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Because the Company has used, and expects to continue to use, direct mail marketing to advertise its dial-around and certain other of its services, postage and paper costs have been, and will continue to be, significant expenses in the operation of the Company's business. There can be no assurance that the Company will be able to pass on any significant postage and paper cost price increases to its customers. Additionally, strikes or other service interruptions associated with the production or delivery of the Company's direct mail could adversely affect the Company's ability to market its services on a timely basis. Any increases in postage or paper costs or substantial service interruptions with the production or delivery of the Company's direct mail could have an adverse effect on the Company's operating results.

MIGRATION OF DIAL-AROUND CALLERS TO PRESUBSCRIBED SERVICES

     A key element of the Company's strategy for continued growth is the migration of its United States dial-around calling customers to its presubscribed ("1+") long distance services. Since the Company began operating, in the United States it has focused primarily on providing international dial-around calling long distance services to residential customers, and its marketing efforts have primarily relied on direct mail marketing and a telemarketing system. No assurance can be given that the Company will be successful in migrating a significant number of its dial-around customers to its presubscribed long distance service. The failure to migrate customers would have a material adverse effect on the Company's growth strategy, its business, financial condition and results of operations.

DEPENDENCE ON THIRD PARTY SALES ORGANIZATIONS

     LDI intends to continue to sell its services through indirect channels of distribution, including independent sales agents and resellers. Approximately 11% of the Company's revenues for the year ended December 31, 1997 was derived from these channels. A key element of the Company's growth strategy will be the continued expansion into the SME market primarily using third party sales organizations. The ability of the Company to successfully compete in the SME market in the United States will depend on its ability to attract and retain effective third party sales organizations. Although LDI believes that it offers its independent sales agents and resellers sufficient incentives to market and sell its services, LDI does not have direct control over such persons and there can be no assurance that they will perform in a satisfactory manner. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

     LDI believes that its relationships with its current independent sales agents and resellers are good. However, there can be no assurance that LDI will not in the future experience material disputes with any such person or that LDI and/or any such person will not decide to terminate their business relationship. In addition, regulations pertaining to commercial agents introduced by the EU have given sales agents far greater protection than before, resulting in the potential for increased termination payments in the event of a dispute. Such disputes or terminations could adversely affect the number of customers obtained and/or retained by LDI, which could have a material adverse effect upon LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes.

     In addition, in the United States both federal and state officials are tightening the rules governing the telemarketing of telecommunications services and the requirements imposed on carriers acquiring customers in that manner. Customer complaints of unauthorized conversion or "slamming" are widespread in the long distance industry. LDI is subject to a risk of federal or state enforcement actions with respect to these activities. Provisions in the Company's agreements with its third party sales organizations mandate compliance by such parties with applicable state and federal regulations. However, because these third party sales organizations are independent marketing companies, LDI does not have direct control over such persons and there can be no assurance that they will perform in a satisfactory manner.

RISKS ASSOCIATED WITH RAPIDLY CHANGING INDUSTRY

     The international telecommunications industry is changing rapidly due to, among other things, regulatory liberalization, upon which much of LDI's planned expansion into western Europe is predicated, privatization of PTOs, the expansion of telecommunications infrastructure and the globalization of the world's economies. The telecommunications industry also is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increased satellite and fiber optic cable transmission capacity for services similar to those provided by LDI, including utilization of the Internet for voice and data communications. Recently Lucent Technologies Inc. announced that it has developed a system that would significantly increase the transmission capacity of certain fiber optic systems. See "-- Competition."

     There can be no assurance that one or more of the foregoing factors will not vary unpredictably, which could have a material adverse effect on LDI, its ability to pay principal of and interest on the Notes and the value of the Warrants and the Warrant Shares. There also can be no assurance, even if such factors turn out as anticipated by LDI, that LDI will be able to implement its strategy or that its strategy will be successful in the rapidly evolving telecommunications market. In addition, there can be no assurance that LDI will be able to compete effectively or adjust its contemplated plan of development to meet changing market conditions. Furthermore, LDI is unable to predict which of the many possible future service offerings will be important to establish and maintain a competitive position or what expenditures will be required to develop and provide such services. LDI's success will depend, in part, on its ability to anticipate and adapt to rapid technological changes occurring in the telecommunications industry and on its ability to offer, on a timely basis, services that satisfy evolving industry standards. The failure by LDI to respond to new technologies on a timely basis, penetrate new markets in a timely manner in response to changing market conditions or customer requirements or achieve a significant degree of market acceptance of new or enhanced services could have a material adverse effect upon LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes.

SIGNIFICANT PRICE DECLINES

     Prices for international long distance calls historically have been determined by international settlement rates. Because these rates historically have been negotiated between national telephone monopolies, they have been artificially high and have allowed carriers to enjoy artificially high gross margins on international calls. However, many industry observers believe that, given the negligible marginal cost to a facilities-based carrier of carrying an international call and given the emergence of competition in many countries (particularly in western Europe, where LDI currently intends to expand), the international settlement rate system is in the process of breaking down. In addition, EC Directive 97/33/EC, which became effective on January 1, 1998, requires EU operators with significant market power to impose charges for call termination for cross border traffic that are cost-based and non-discriminatory, which will have an effect on settlement rates with countries and territories outside the EU. This has begun to be reflected in international rates, particularly the rates charged for calls between countries where competition exists. For example, Sprint recently reduced its rates on certain calls between the United States and the United Kingdom to $.10 per minute. This represents a steep decline from rates charged for such calls as recently as several years ago and LDI expects rates on international calls, particularly between the United States and the United Kingdom, to continue to decline significantly. Furthermore, the FCC has adopted rules, designed to bring downward pressure on international telephone rates, that require United States international facilities-based carriers to negotiate lower settlement rates with their correspondent foreign carriers. Historically, LDI's transmission costs have fallen at a faster rate than its retail prices, resulting in higher gross margins. However, in the future, LDI could experience a substantial reduction in its gross margins on international calls as retail prices are reduced, which, absent a substantial increase in billable minutes of traffic carried or charges for additional services, would have a material adverse effect upon LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes.

RISKS ASSOCIATED WITH RAPID GROWTH

     LDI has experienced rapid growth. LDI's revenues were $2.6 million for 1995, and increased to $14.4 million for 1996, and $40.1 million for 1997. LDI's strategy contemplates continued growth primarily through further expansion of its existing operations and the establishment of new operations. LDI's ability to manage its anticipated future growth will depend on its ability to evaluate new markets, secure, retain and motivate independent sales agents and its internal sales forces, monitor operations, control costs, maintain effective quality controls, provide customer service, obtain satisfactory and cost-effective lease rights from, and interconnection with, competitors that own transmission lines (in many cases, intra-national transmission lines may be available only from PTOs), and significantly expand its internal management, technical, accounting and customer billing systems. LDI's rapid growth has placed, and its planned future growth will continue to place, a significant and increasing strain on its financial, management and operational resources. There can be no assurance that LDI's financial, management and operational systems and infrastructure will be adequate to maintain and effectively monitor future growth or that LDI will be able to successfully attract, train and manage additional employees and/or independent sales agents. The failure to continue to upgrade LDI's financial, management and operational control systems and infrastructure or the occurrence of unexpected expansion difficulties could have a material adverse effect upon LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes. See "-- Dependence on Effective Information Systems and Billing and Collection Agreements" and "-- Dependence on Key Personnel."

ACQUISITION RELATED RISKS

     The Company may, as part of its expansion strategy, acquire other businesses that will complement its existing business. Management is unable to predict whether or when any prospective acquisitions will occur or the likelihood of a material transaction being completed on favorable terms and conditions. The Company's ability to finance acquisitions may be constrained by, among other things, its high degree of leverage following the Offering. Such transactions commonly involve certain risks, including, among others: the difficulty of assimilating the acquired operations and personnel; the potential disruption of the Company's ongoing business and diversion of resources and management time; the possible inability of management to maintain uniform standards, controls, procedures and policies; the risks of entering markets in which the Company has little or no direct prior experience; and the potential impairment of relationships with employees or customers as a result of changes in management. There can be no assurance that any acquisition will be made, that the Company will be able to obtain additional financing needed to finance such acquisitions and, if any acquisitions are so made, that the acquired business will be successfully integrated into the Company's operations or that the acquired business will perform as expected. The Company has no definitive agreement with respect to any acquisition, although from time to time it has discussions with other companies and assesses opportunities on an ongoing basis. See "Business -- Strategy."

     The Company may also enter into joint venture transactions. These transactions present many of the same risks involved in acquisitions and may also involve the risk that other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with those of the Company. Joint venture partners may also be unable to meet their economic or other obligations, thereby forcing the Company to fulfill these obligations.

SUBSTANTIAL CAPITAL REQUIREMENTS

     LDI will require substantial capital expenditures significantly in excess of historical levels to implement its business strategy. The net proceeds from the Offering are expected to be sufficient to fund LDI's planned expansion of its operations and operating losses until LDI begins to generate positive cash flow (which is not expected to occur prior to the year 2000). Actual capital expenditures and cash requirements may vary significantly from LDI's estimates depending on a number of factors, including the pace, extent and cost of network expansion, sales levels, competitive pressures and regulatory actions. If LDI's plans or assumptions change, its assumptions prove to be inaccurate, it experiences unanticipated costs or competitive pressures, it consummates acquisitions or the net proceeds from the Offering otherwise prove to be insufficient, LDI may be required to seek additional capital (or seek additional capital sooner than expected). LDI may seek to raise additional equity or debt capital from public or private sources. There can be no assurance that LDI will be able to raise such capital on satisfactory terms or at all. Furthermore, the restrictive covenants contained in the Indenture and the terms of LDI's Series B Preferred Stock limit LDI's ability to incur additional indebtedness. If LDI raises additional funds through the incurrence of indebtedness, LDI may become subject to additional or more restrictive covenants. In the event that LDI is unable to obtain such additional capital or is unable to obtain such additional capital on acceptable terms, LDI may be required to reduce the scope of its expansion, which could have a material adverse effect upon LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes.

DEVALUATION AND CURRENCY RISKS

     A portion of LDI's revenues and expenses are denominated in non-United States currencies. Furthermore, LDI's business strategy contemplates that, although an increasing portion of its revenues and expenses will be denominated in non-United States currencies, a disproportionate portion of LDI's expenses, including interest and principal on the Notes, will be denominated in dollars. LDI has not hedged against foreign currency exchange transaction risks. Because of LDI's constantly changing currency exposure and the fact that all foreign currencies do not fluctuate in the same manner against the dollar, LDI cannot quantify the effect of exchange rate fluctuations on its future financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

REGULATORY RESTRICTIONS

     National and local laws and regulations governing the provision of telecommunications services differ significantly among the countries in which LDI currently operates and intends to operate. The interpretation and enforcement of such laws and regulations varies and could limit LDI's ability to provide certain telecommunications services in certain markets. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on LDI, that domestic or international regulators or third parties will not raise material issues with regard to LDI's compliance or noncompliance with applicable laws and regulations or that other regulatory activities will not have a material adverse effect on LDI. See
"Business -- Regulation."

     In the United States, LDI's authority to engage in the resale of international private lines to provide international telephone service is pursuant to an authorization (the "Section 214 Private Line Authorization") granted under Section 214 of the Communications Act. Certain rules of the FCC restrict LDI from (i) transmitting calls routed over leased lines between New York and London onward over a leased line to western Europe (other than to a country which the FCC deems to provide equivalent resale opportunities to those provided under United States laws, which, in Europe, includes only Sweden and The Netherlands) or (ii) transmitting calls from western European countries (other than those deemed to provide equivalent resale opportunities) over leased lines to London and then onward over a leased line between London and New York. FCC restrictions thus may materially limit the optimal and most profitable use of LDI's leased lines between New York and London and result in increased transmission costs on certain calls, which LDI may not be able to pass on to its customers.

     In the United States, the FCC and relevant state public service commissions ("PSCs") have the authority to regulate interstate and intrastate telephone rates, respectively, ownership of transmission facilities and the terms and conditions under which certain of LDI's services are provided. Federal and state regulations and regulatory trends have had, and in the future are likely to have, both positive and negative effects on LDI and its ability to compete. The recent trend in both federal and state regulation of telecommunications service providers has been in the direction of reduced regulation. There can be no assurance that changes in current or future federal or state regulations or future judicial changes would not have a material adverse effect on LDI. See "Business -- Regulation."

     In order to provide their services, inter-exchange carriers, including LDI, must generally purchase "access" from LECs to originate calls from and terminate calls in the local exchange telephone networks. In the United States, access charges generally are regulated by the FCC and the relevant state PSCs. Under the terms of the AT&T divestiture decree, a court order entered in 1982 which, among other things, required AT&T to divest its 22 Bell operating companies from its long distance division (the "AT&T Divestiture Decree"), the RBOCs were required to price the "local transport" portion of such access charges on an "equal price per unit of traffic" basis. The FCC has adopted, subject to reconsideration, a change in the access charge structure, which reduces per minute access charges, but applies additional per line charges for business users. This change in access charge structure may disproportionately disadvantage smaller carriers such as LDI. Under alternative access charge rate structures proposed to the FCC, LECs would be permitted to allow volume discounts in the pricing of access charges. If these rate structures are adopted, access charges for AT&T and other large inter-exchange carriers would decrease and access charges for small inter-exchange carriers would increase. While the outcome of these proceedings is uncertain, should the FCC adopt permanent access charge rules along the lines of the proposed structures, LDI would be at a cost disadvantage with regard to access charges in comparison to AT&T and other large inter-exchange carrier competitors. The FCC also has, subject to reconsideration, announced that it will impose charges on inter-exchange carriers, including LDI, to support subsidies for telecommunications services for schools, libraries, rural health care centers and low income persons. LDI expects to pass these charges on to its customers, provided, however, if LDI were unable to pass on these charges, such could have a material adverse effect on LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes.

     The FCC requires long distance carriers to pay access charges to payphone providers for calls made from payphones to toll-free numbers or "10xxx" numbers administered by long distance carriers. Prior to October 7, 1997, this obligation applied only to long distance carriers with toll revenues of $100 million or more per annum. As of October 7, 1997, all long distance carriers, irrespective of their annual toll revenues, must pay to each payphone operator $.284 for each access or toll-free call made from the operator's payphones unless the payphone operator and the long distance carrier agree upon a different rate of compensation. LDI's card-based services in the United States are accessed by customers through a toll-free number, often from payphones. LDI has marketed its services at a discount to prices charged by larger carriers which recently have begun charging this $.284 access charge. There can be no assurance that LDI will be able to fully pass this cost on to its customers or that doing so will not result in a loss of customers. Furthermore, larger carriers are likely to be able to negotiate lower payphone access charges than LDI, which could result in such carriers offering lower pricing on services in the United States accessed from payphones than that offered by LDI.

     In addition to regulation by the FCC, the majority of the states require the Company to register or apply for certification prior to initiating intrastate interexchange telecommunications service. To date, the Company is certified to provide intrastate interexchange telecommunications services in 41 states and the District of Columbia. The laws of certain states, including the rules, regulations and policies of certain state regulatory authorities, require entities such as the Company to obtain prior approval or to file ratifications of certain securities issuances, including, in certain cases, the Offering. The Company has filed notifications with state regulatory authorities and is seeking approval of the Offering, where required. While many of such authorities have granted approval, no assurances can be given that the Company will receive such approvals from all of the states in which it is certified. State issued certificates of authority to provide intrastate interexchange telecommunications services can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations.

     A substantial portion of LDI's expansion strategy is based upon the expected regulatory liberalization of certain EU markets that commenced on January 1, 1998. In response to such liberalization, LDI has been and is continuing to establish operations and making capital expenditures in certain EU countries. Although liberalization is a legal obligation required by EU directives, certain of the more detailed EU regulatory framework to apply in the liberalized environment after January 1, 1998, including further directives, still requires adoption by the Council of the European Communities. Certain EU member states have been granted a derogation from liberalizing their telecommunication markets on January 1, 1998. Luxembourg has been granted a six month derogation. Ireland and Portugal have been granted a derogation until January 1, 2000, although Ireland has indicated that it will liberalize on January 1, 1999. Spain has been granted a derogation entitling it to delay liberalization until December 1, 1998. Greece has been granted a derogation entitling it to delay full liberalization until January 1, 2001. There can be no assurance that each EU member state will proceed with the expected liberalization on schedule, if at all, that the trend towards liberalization will not be stopped or reversed or that any steps taken by EU member states toward liberalization will actually result in an open or competitive telecommunications market. Accordingly, LDI faces the risk that it will establish operations and make capital expenditures in a given country in anticipation of regulatory liberalization which does not subsequently occur, is delayed or does not result in the market environment anticipated by LDI.

     The national governments of EU member states must pass legislation to liberalize the markets within their countries to give effect to EU directives. This applies not only to the liberalization requirements set out in EU directives that already have been adopted, but also requirements to be contained in those directives which still remain to be adopted by the Council of the European Communities. LDI's provision of services in Europe may be materially adversely affected if any EU member state imposes greater restrictions on non-EU international services than on international services within the EU, although EU members have signed the WTO Agreement which allows access to their markets by other signatories. Some EU member states have inconsistently and, in some instances, unclearly implemented EU telecommunications directives, which could limit, constrain or otherwise adversely affect LDI's ability to provide certain services. Furthermore, national governments may not necessarily pass legislation enacting an EU directive in the form required, if at all, or may pass such legislation only after a significant delay. In November 1997, the European Commission commenced proceedings against seven EU member states, including Belgium, Denmark, Germany, Greece, Italy, Luxembourg and Portugal for failure to implement certain EU telecommunications directives fully. Even if a national legislature enacts appropriate regulations within the time frame established by the EU, there may be significant resistance to the implementation of such legislation from PTOs, regulators, trade unions and other sources. For example, in the United Kingdom, Mercury Communications, now Cable & Wireless Communications ("Mercury"), resorted to legal action against the Post Office Engineering Union because the union refused to connect customers to Mercury's switches. In France, the telecommunications union has stated its objection to the current move towards liberalization. In Germany, competitors of Deutsche Telekom have had to resort to court proceedings to attempt to obtain unbundled access to the local loop and the interconnection prices set by the relevant ministry have been challenged. In addition, in both France and Germany, the interconnection prices currently in effect would make it difficult for competitors such as the Company to generate positive gross margins in those countries without substantial infrastructure investment. For instance in France, infrastructure licensees are entitled to lower rates for interconnection with France Telecom, currently about 20% lower than voice licensees. The France Telecom interconnect contract and draft license for voice licensees are not yet finalized. In Italy, the government has, in the past, failed to adopt requisite legislation liberalizing its telecommunications markets on a timely basis. These and other potential obstacles to liberalization could have a material adverse effect on LDI's operations by preventing LDI from expanding its operations as currently intended, as well as a material adverse effect on LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes.

     If LDI's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals necessary to provide certain of its services or to use certain of its transmission methods. LDI also could have substantial monetary fines and penalties imposed against it. There can be no assurance that LDI has accurately interpreted or will accurately interpret applicable laws and regulations in particular jurisdictions, or that regulators or third parties will not raise material issues with regard to LDI's compliance with applicable laws or regulations.

     If LDI is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated access or transmission methods due to its inability to receive or retain formal or informal approvals for such services or access or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes would be materially and adversely affected. See "Business -- Regulation."

INABILITY TO PREDICT TRAFFIC VOLUME

     The Company may purchase IRUs or enter into long-term agreements for leased capacity in anticipation of traffic volumes which do not reach expected levels and therefore, be obligated to pay for transmission capacity without adequate corresponding revenues. In addition, in the event the Company leases capacity with minimum volume commitments and such minimum volumes are not obtained, the Company may be required to pay under-utilization charges. Conversely, the Company may underestimate its need for capacity and, therefore, be required to obtain transmission capacity through more expensive means. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." If the Company is unable to accurately project its needs for capacity in the future, such inability may have a material adverse effect on the Company's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes.

NEED FOR LOCAL CONNECTIVITY

     To originate and terminate calls, LDI requires "local connectivity," which is the right to use the PSTN. Although LDI has been successful to date in obtaining local connectivity in each of its existing network cities in the United States, there can be no assurance that LDI will be able to maintain local connectivity, obtain additional local connectivity in such cities to the extent necessary or desirable, or obtain local connectivity in additional cities, in each case either on acceptable terms or at all. In the United States, LDI obtains local connectivity from LECs, which also are competitors of LDI. Furthermore, in the United States, access and termination costs charged by LECs to long distance providers constitute a significant portion of the total cost of domestic long distance calls. LDI is interconnected with British Telecom in the United Kingdom and at present obtains its local connectivity in other European countries from other reseller carriers. LDI is negotiating interconnection agreements with the PTOs in such other western European countries for local connectivity. There can be no assurance that any of the foregoing competitors will make local connectivity available to LDI at commercially reasonable rates or on a timely basis. For instance, in France, voice license interconnect tariffs are currently only available in respect of those transit zones in which carriers such as LDI install and connect a POP to France Telecom by means of three 2Mb circuits. The Company has entered into interconnection agreements with the PTOs in the United Kingdom, Denmark, The Netherlands and Sweden. The Company expects to enter into interconnection agreements with the PTOs in France, Italy, Germany, Belgium, Norway, Switzerland and Austria in 1998. There can be no assurances that the Company will be able to negotiate interconnection agreements with such PTOs on favorable terms or at all, or that LDI will be able to implement interconnection in any country where it enters into interconnection agreements. The failure to obtain local connectivity on commercially acceptable terms could have a material adverse effect upon LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes.

DEPENDENCE ON LEASED LINES AND CARRIERS

     LDI will not own most of the telecommunications transmission lines that it uses. The telephone calls made by LDI's customers will be connected, at least in part, through transmission lines that LDI will lease. Many of the lessors of such lines are competitors of LDI. In many countries, the only provider of transmission facilities is the PTO. Accordingly, prior to full liberalization, there may be only one source of intra-national transmission lines in these countries, and LDI may be required to lease transmission capacity at artificially high rates from a provider that occupies a monopoly or near monopoly position on the portion of a call transmitted in that provider's country. Such rates may be too high to allow LDI to generate gross profit on international calls routed to an LDI switch or node by means of such intra-national lines. In addition, PTOs will not necessarily be required by law to allow LDI to lease transmission lines. Even where applicable law requires PTOs to lease transmission lines to LDI, delays may nevertheless be encountered with respect to the commencement of operations, and extensive delays may occur with respect to the negotiation of leases and interconnection agreements. In addition, disputes may occur with respect to pricing terms and billing.

     LDI will be vulnerable to changes in its lease arrangements, such as price increases and service cancellations, where LDI leases capacity for point-to-point circuits on a monthly or longer-term fixed cost basis. The negotiation of lease agreements will involve estimates regarding future supply and demand for transmission capacity as well as estimates of the calling patterns and traffic levels of LDI's existing and future customers. LDI's success will depend, in part, on its ability to obtain and utilize leased capacity on a cost-effective basis. Depending upon the rate, LDI could suffer competitive disadvantages if it entered or enters into leases with inappropriate durations or leases based on per minute charges for high volume routes (or leases with fixed monthly rates for low volume routes), or if it fails to meet any minimum volume requirements thereunder. LDI also will be vulnerable to service interruptions and poor transmission quality from leased lines. The deterioration or termination of LDI's relationships with one or more of its carrier vendors could have a material adverse effect upon LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes.

     The Company intends to provide transmission capacity to carriers and believes that the revenue it will earn from its carrier customers will represent a significant portion of its future revenues. Carrier customers are price sensitive and therefore any increase by LDI in the price of its carrier customer services relative to its competitors or any relative decrease in the price of such services offered by such competitors would impact adversely on the Company's carrier customer base and on its business, financial condition and results of operations. In addition, certain of the Company's carrier customers may be unprofitable or only marginally profitable, resulting in a risk of delinquency or non-payment.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS AND BILLING AND COLLECTION
AGREEMENTS

     To complete its billing, LDI must record and process large amounts of data quickly and accurately. LDI is in the process of upgrading existing in-house billing and customer information systems in the United States and is installing a new billing and rating platform in Europe. LDI believes that the successful implementation and integration of these enhanced and new information systems is important to its continued growth and its ability to monitor costs, bill customers and achieve operating efficiencies, but there can be no assurance that LDI will not encounter delays or cost-overruns or suffer adverse consequences in implementing such systems. In addition, as LDI's information systems suppliers revise and upgrade their hardware, software and equipment technology, there can be no assurance that LDI will not encounter difficulties in integrating such new technology into its business or that the new systems will be appropriate for LDI's business. The failure of the Company's systems to meet its needs would have a material adverse effect on the Company's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes. See "Business -- Information Technology." The Company bills substantially all of its United States customers, including all of its dial-around customers, through LEC billing and collection agreements, pursuant to which the Company's charges are placed on the customers' monthly local telephone bills. In addition, the Company benefits from the LECs' extensive collections infrastructure. The Company believes that LEC billing and collection is the most effective mechanism for billing and collecting charges from most of its United States customers, and the loss of agreements covering a significant number of customers could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

     The success of LDI is dependent, in large part, upon its senior management. The loss of services of any of the members of LDI's senior management team, particularly Clifford Friedland, the Chairman, Co-Chief Executive Officer and European Managing Director, or David Glassman, the President and Co-Chief Executive Officer, could have a material adverse effect on LDI, its business, financial condition and results of operations and its ability to pay principal of and interest on the Notes. Mr. Glassman and Mr. Friedland are parties to employment agreements with LDI, both with initial terms expiring on June 30, 1998. Such agreements automatically renew for successive one-year periods unless notice of termination is given. See "Management -- Executive
Compensation -- Employment Agreements." LDI maintains "key person" life insurance policies on the lives of each of Messrs. Glassman and Friedland that provide for payment of $1 million to LDI in the event of death or long-term disability.

     LDI's success also will depend on its ability to attract, retain and motivate additional qualified management, marketing, technical, sales and other personnel who are in high demand and are often subject to competing employment opportunities, including qualified independent sales agents. LDI recently hired a chief financial officer and various technical and marketing employees and will be required to hire additional management, as well as marketing, technical, sales and other personnel as LDI effectuates its expansion strategy. In addition, LDI is in the process of assembling a European management team and establishing arrangements with sales agents and resellers in Europe to support the expansion of its network into western Europe. There can be no assurance that LDI will be successful in attracting, retaining or motivating such personnel. The loss of the services of key personnel or the inability to attract additional qualified personnel, could have a material adverse effect upon LDI's business, financial condition and results of operations and its ability to pay principal of and interest on the Notes. See "-- Dependence on Third Party Sales Organizations."

DEPENDENCE ON EQUIPMENT SUPPLIER

     LDI leases or intends to lease a significant portion of its switch equipment from Digital Switch Corp. and Ericsson AB. Any inability of LDI to lease such switches on a timely basis or at competitive prices, or any failure by LDI to successfully integrate such switches into its network, could result in delays, operational problems or increased expenses. If LDI were required to obtain switch equipment from other suppliers, such would adversely impact LDI's strategy to configure its sites as identically as practicable in order to reduce its personnel and training requirements. Any of the foregoing could have a material adverse effect upon LDI's business, financial conditions and results of operations and its ability to pay principal of and interest on the Notes. See "Business -- The LDI Network."

PRINCIPAL SHAREHOLDERS; CONFLICTS OF INTEREST

     Clifford Friedland, the Chairman, Co-Chief Executive Officer and European Managing Director of LDI, and David Glassman, the President and Co-Chief Executive Officer of LDI, own, in the aggregate, approximately 42% of the outstanding shares of Common Stock prior to the Offering (giving effect to the options under LDI's 1997 Stock Incentive Plan (the "Incentive Plan"), held by Mr. Friedland and Mr. Glassman which are currently exercisable). Such shareholders will continue to have significant influence over the election of members of LDI's Board of Directors, other than the two directors who may be elected by the holders of the Series B Preferred Stock, the outcome of matters submitted to a vote of the holders of Common Stock and generally will be able to direct the affairs of LDI. Pursuant to the shareholders' agreements among the Company and certain of its shareholders dated July 22, 1994 and September 1994 (the "1994 Shareholders' Agreements"), each shareholder party to the 1994 Shareholders' Agreements is required to vote all of its shares of stock and take all such other actions as may be necessary to elect and maintain each of Messrs. Friedland and Glassman as members of the Board of Directors of the Company so long as he owns at least 5% of the issued and outstanding capital stock of the Company. In addition, certain entities affiliated with Advent International Corporation (the "Advent Entities"), own Series B Preferred Stock and warrants to purchase Common Stock (collectively, with warrants issued to certain other persons in connection with the sale of securities to the Advent Entities, the "ADV Warrants"). The ADV Warrants entitle the Advent Entities to purchase 10,802,505 shares of Common Stock. The Company has agreed to issue additional warrants to the Advent Entities to purchase 1,000,000 shares of Common Stock in consideration of their consent to amend certain terms of the Series B Preferred Stock. See "Certain Transactions." The approval of the holders of a majority of the shares of Series B Preferred Stock is required for LDI to take certain actions, including the sale of certain of LDI's assets, a merger, consolidation, recapitalization or liquidation of LDI, the declaration or payment of certain dividends or the acquisition or redemption of any class of capital stock. In addition, the holders of the Series B Preferred Stock are entitled to elect two directors to the Company's Board of Directors. See "Description of the Capital Stock -- Preferred Stock -- Series B Preferred Stock."

     Certain decisions concerning the operations or financial structure of the Company may present conflicts of interest between the holders of the Company's capital stock and the holders of the Notes. For example, if the Company encounters financial difficulties or is unable to pay its debts as they mature, the interest of these investors may conflict with those of the holders of the Notes. In addition, the holders of the Company's capital stock may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment in the Company even though such transactions might involve increased risk to the holders of the Notes. See "Principal Shareholders."

ANTI-TAKEOVER EFFECTS

     The Florida Business Corporation Act, as amended (the "Florida Act"), prohibits certain Florida corporations from engaging in a broad range of business combinations or extraordinary transactions with shareholders which own 10% or more of the corporation's voting securities unless certain shareholder or disinterested director consents have been obtained. This provision of the Florida Act will be applicable to LDI at such time as it has more than a specified number of shareholders. The Florida Act also contains a provision which could prohibit the voting of shares in certain Florida corporations which are acquired in an acquisition that immediately thereafter entitles the acquiring party to vote more than one-fifth of the corporation's voting power in the election of directors. The Company is subject to this provision of the Florida Act. In addition, upon a change of control of LDI, LDI is required to redeem the Series A Preferred Stock and holders of the Series B Preferred Stock may require LDI to redeem its Series B Preferred Stock. Any of the foregoing, as well as the concentrated ownership of LDI, could have the effect of delaying or precluding transactions involving a change of control of LDI, including transactions in which shareholders might otherwise receive a substantial premium for their shares over then current market prices. See "Description of the Capital Stock -- Anti-Takeover Provisions of Florida Law" and "Principal Shareholders."

LACK OF PUBLIC MARKETS

     The Senior Notes have been designated for trading by qualified buyers in the PORTAL Market. The Senior Notes have not been registered under the Securities Act, however, and will continue to be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes. Furthermore, the Exchange Offer will not be conditioned upon any minimum or maximum aggregate principal amount of Senior Notes being tendered for exchange. No assurance can be given as to the liquidity of the trading market of the Senior Notes following the Exchange Offer.

     Although the Exchange Notes will generally be permitted to be resold or otherwise transferred by the holders thereof (other than any holder that is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or (ii) a broker-dealer that acquired Senior Notes as a result of market-making activities or other trading activities) without compliance with the registration requirements under the Securities Act, the Exchange Notes will constitute a new issue of securities for which there is currently no established trading market. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may cease at any time. If a public trading market develops for the Exchange Notes, future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the market for similar securities, the financial conditions and results of operations of the Company and other factors beyond the control of the Company, including general economic conditions. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek approval for quotation through any automated quotation system. The Company has been advised by the Placement Agents that following completion of the Exchange Offer, the Placement Agents intend to make a market in the Exchange Notes. However, the Placement Agents are not obligated to do so and any market-making activities with respect to the Exchange Notes may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of or the trading market for the Exchange Notes.

     Notwithstanding the registration of the Exchange Notes in the Exchange Offer, holders who are "affiliates" of the Company (within the meaning of Rule 405 under the Securities Act) may publicly offer for sale or resell the Exchange Notes only in compliance with the provisions of Rule 144 under the Securities Act or any other available exemptions under the Securities Act.

     Each broker-dealer that receives Exchange Notes for its own account in exchange for Senior Notes, where such Senior Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

ORIGINAL ISSUE DISCOUNT CONSEQUENCES

     The Exchange Notes should be treated as a continuation of the Senior Notes for federal income tax purposes. The Senior Notes were treated as having been issued at a discount for United States federal income tax purposes. Prospective investors should consult their tax advisors about the application of federal income tax law, as well as any applicable state, local or foreign tax laws. This Prospectus contains no information regarding taxation other than under certain laws of the United States.

     If a bankruptcy case is commenced by or against LDI under the United States Bankruptcy Code, the claim of a holder of Notes may be limited to an amount equal to the sum of the issue price as determined by the bankruptcy court and that portion of the original issue discount which is deemed to accrue from the issue date to the date of any bankruptcy filing.

CONSEQUENCES OF A FAILURE TO EXCHANGE SENIOR NOTES

     The Senior Notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto, and in each case in compliance with certain other conditions and restrictions. Senior Notes that remain outstanding after consummation of the Exchange Offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the Exchange Offer, holders of Senior Notes that remain outstanding will not be entitled to any rights to have such Senior Notes registered under the Securities Act. The Company does not intend to register under the Securities Act any Senior Notes that remain outstanding after consummation of the Exchange Offer. See "The Exchange Offer." To the extent that Senior Notes are not tendered and accepted in the Exchange Offer, a holder's ability to sell such Senior Notes could be adversely affected.

EXCHANGE OFFER PROCEDURES

     Issuance of the Exchange Notes in exchange for Senior Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Exchange Agent of
(i) such Senior Notes or a book-entry confirmation of a book-entry transfer of the Senior Notes into the Exchange Agent's account at The Depository Trust Company ("DTC"); (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees; and (iii) any other documents required by the Letter of Transmittal. Holders of the Senior Notes desiring to tender such Senior Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company and the Exchange Agent are under no duty to give notification of defects or irregularities with respect to the tenders of Senior Notes for exchange. See "The Exchange Offer."

SHARES ELIGIBLE FOR FUTURE SALE

     LDI has 100,000,000 shares of Common Stock, 2,600,000 shares of Series A Preferred Stock and 5,000,000 shares of Series B Preferred Stock authorized. As of June 1, 1998, there were 25,815,489 shares of Common Stock outstanding, 2,456,556 shares of Series A Preferred Stock outstanding and 2,500,000 shares of Series B Preferred Stock outstanding, all of which are restricted securities under Rule 144 under the Securities Act and may not be sold other than pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from such registration requirements. In connection with the Offering, the Company issued 225,000 Warrants to purchase an aggregate of 3,394,655 shares of Common Stock (representing approximately 6.5% of the outstanding Common Stock on a fully-diluted basis as of the closing date of the Offering). The holders of the Warrants will be entitled to "piggy-back" registration rights for the shares of Common Stock purchasable upon exercise of the Warrants in connection with any public offering of Common Stock (subject to certain exceptions). See "Description of the Warrants." As of June 1, 1998, options and warrants to purchase an additional 19,246,453 shares of Common Stock were outstanding. The Company has granted certain registration rights with respect to substantially all of the outstanding shares of Common Stock. In addition, the Company has granted certain registration rights with respect to the shares of Common Stock issuable upon exercise of the ADV Warrants. See "Description of the Capital Stock -- Registration Rights." Following an initial public offering of the Common Stock, sales of a substantial number of shares of Common Stock in the public market under Rule 144 or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Description of the Capital Stock."

RISKS REGARDING FORWARD LOOKING STATEMENTS

     This Prospectus contains "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995), which generally can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussion of strategy that involves risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as the Company's plans and strategies, its anticipation of increases in long distance call traffic and of revenues from designated markets, and statements regarding the development of the Company's business, the markets for the Company's services and products, the Company's anticipated capital expenditures, possible changes in regulatory requirements and other statements contained herein regarding matters that are not historical facts, are only predictions and estimates regarding future events and circumstances. Cautionary Statements are disclosed in this Prospectus, including, without limitation, in connection with the forward-looking statements included in this Prospectus and under "Risk Factors." No assurance can be given that the future results will be achieved; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the Company's ability to successfully implement its expansion plans and market its services to current and new customers; access markets; identify, finance and complete suitable acquisitions; obtain IRUs and leased transmission capacity and any required governmental authorizations and licenses, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to differ materially from the future results indicated, expressed or implied, in such forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     In connection with the sale of the Senior Notes, the Company entered into the Registration Rights Agreement with the Placement Agents, pursuant to which the Company agreed to file and to use its best efforts to cause to become effective with the Commission a registration statement with respect to the exchange of the Senior Notes for Exchange Notes having terms identical in all material respects to the terms of the Senior Notes. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part (the "Registration Statement"). The Exchange Offer is being made to satisfy the contractual obligations of the Company under the Registration Rights Agreement. All Senior Notes validly tendered will be accepted for exchange.

     By tendering Senior Notes in exchange for Exchange Notes, each holder will represent to the Company that: (i) any Exchange Notes to be received by such holder will be acquired in the ordinary course of such holder's business; (ii) such holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes; (iii) such holder is not an "affiliate" of the Company (within the meaning of Rule 405 under the Securities Act), or if such holder is an affiliate, that such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; (iv) such holder has full power and authority to tender, exchange, sell, assign and transfer the tendered Senior Notes; (v) the Company will acquire good, marketable and unencumbered title to the tendered Senior Notes, free and clear of all liens, restrictions, charges and encumbrances; and (vi) the Senior Notes tendered for exchange are not subject to any adverse claims or proxies. Each tendering holder also will warrant and agree that such holder will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the Senior Notes tendered pursuant to the Exchange Offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Senior Notes, where such Senior Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

     The Exchange Offer is not being made to, nor will the Company accept tenders for exchange from, holders of Senior Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

     Unless the context requires otherwise, the term "holder" with respect to the Exchange Offer means any person in whose name the Senior Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any participant in DTC whose name appears on a security position listing as a holder of Senior Notes (which, for purposes of the Exchange Offer, include beneficial interests in the Senior Notes held by direct or indirect participants in DTC and Senior Notes held in definitive form).

TERMS OF THE EXCHANGE OFFER

     The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal amount of Senior Notes properly tendered prior to the Expiration Date and not properly withdrawn in accordance with the procedures described below. Holders may tender their Senior Notes in whole or in part in integral multiples of $1,000 principal amount.

     The form and terms of the Exchange Notes will be the same as the form and terms of the Senior Notes, except that the Exchange Notes will have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Senior Notes. The Exchange Notes will evidence the same indebtedness as the Senior Notes (which they will replace) and will be issued pursuant to, and entitled to the benefits of, the Indenture.

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Senior Notes being tendered for exchange. The Company reserves the right in its sole discretion to purchase or make offers for any Senior Notes that remain outstanding after the Expiration Date or, as set forth under "-- Conditions to the Exchange Offer," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Senior Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer. As of the date of this Prospectus, $225.0 million aggregate principal amount of Senior Notes is outstanding.

     Holders of Senior Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer. Senior Notes that are not tendered, or are tendered but not accepted, in connection with the Exchange Offer will remain outstanding and will continue to accrue interest in accordance with their terms. Following consummation of the Exchange Offer, the holders of Senior Notes will continue to be subject to the existing restrictions on transfer thereof and will not retain any rights under the Registration Rights Agreement. The Company does not intend to register under the Securities Act any Senior Notes that remain outstanding after consummation of the Exchange Offer. See "Risk
Factors -- Consequences of a Failure to Exchange Senior Notes."

     If any tendered Senior Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Senior Notes will be returned, without expense, to the tendering holder thereof promptly after the Expiration Date.

     Holders who tender Senior Notes in connection with the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Senior Notes in connection with the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."

     THE BOARD OF DIRECTORS OF THE COMPANY MAKES NO RECOMMENDATION TO HOLDERS OF SENIOR NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR SENIOR NOTES PURSUANT TO THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. EACH HOLDER OF SENIOR NOTES MUST MAKE ITS OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF IT DECIDES TO DO SO, AS TO THE AGGREGATE AMOUNT OF SENIOR NOTES TO TENDER, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH ITS ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITION AND REQUIREMENTS.

EXPIRATION DATE; EXTENSIONS, AMENDMENTS

     The term "Expiration Date" means 5:00 p.m., New York City time, on
              , 1998 unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended).

     If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, or if the Company waives a material condition of the Exchange Offer, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Senior Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

     Any such extension or amendment will be followed promptly by oral or written notice thereof to the Exchange Agent (any such oral notice to be promptly confirmed in writing) and by making a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement, and subject to applicable laws, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

ACCEPTANCE FOR EXCHANGE AND ISSUANCE OF EXCHANGE NOTES

     Upon the terms and subject to the conditions of the Exchange Offer, the Company will exchange, and will issue to the Exchange Agent, Exchange Notes for Senior Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under "-- Withdrawal Rights") promptly after the Expiration Date.

     In all cases, delivery of Exchange Notes in exchange for Senior Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) Senior Notes or a book-entry confirmation of a book-entry transfer of Senior Notes into the Exchange Agent's account at DTC; (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees; and (iii) any other documents required by the Letter of Transmittal. Accordingly, the delivery of Exchange Notes might not be made to all tendering holders at the same time, and will depend upon when Senior Notes, book-entry confirmations with respect to Senior Notes and other required documents are received by the Exchange Agent.

     The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of Senior Notes into the Exchange Agent's account at DTC.

     Subject to the terms and conditions of the Exchange Offer, the Company will be deemed to have accepted for exchange, and thereby exchanged, Senior Notes validly tendered and not withdrawn as, if and when the Company gives oral or written notice to the Exchange Agent (any such oral notice to be promptly confirmed in writing) of the Company's acceptance of such Senior Notes for exchange pursuant to the Exchange Offer. The Company's acceptance for exchange of Senior Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions of the Exchange Offer. The Exchange Agent will act as agent for the Company for the purpose of receiving tenders of Senior Notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving Senior Notes, Letters of Transmittal and related documents and transmitting Exchange Notes to holders who validly tendered Senior Notes. Such exchange will be made promptly after the Expiration Date. If for any reason whatsoever the acceptance for exchange or the exchange of any Senior Notes tendered pursuant to the Exchange Offer is delayed (whether before or after the Company's acceptance for exchange of Senior Notes), or the Company extends the Exchange Offer or is unable to accept for exchange or exchange Senior Notes tendered pursuant to the Exchange Offer, then, without prejudice to the Company's rights set forth herein, the Exchange Agent may, nevertheless, on behalf of the Company and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Senior Notes and such Senior Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under "-- Withdrawal Rights."

PROCEDURES FOR TENDERING SENIOR NOTES

     Valid Tender. Except as set forth below, in order for Senior Notes to be validly tendered pursuant to the Exchange Offer, either (i) (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be received by the Exchange Agent at the address set forth under "-- Exchange Agent" prior to the Expiration Date and

(b) tendered Senior Notes must be received by the Exchange Agent, or such Senior Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the Exchange Agent, in each case prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with.

     If less than all of the Senior Notes held by a holder are tendered by such holder, such holder should fill in the amount of Senior Notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of Senior Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

     If any Letter of Transmittal, endorsement, bond power, power of attorney, or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

     Any beneficial owner of Senior Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the Exchange Offer.

     THE METHOD OF DELIVERY OF SENIOR NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING HOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY AND PROPER INSURANCE SHOULD BE OBTAINED. NO LETTER OF TRANSMITTAL OR SENIOR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR SUCH HOLDERS.

     Book-Entry Transfer. The Exchange Agent will make a request to establish an account with respect to the Senior Notes at DTC for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system may make a book-entry delivery of the Senior Notes by causing DTC to transfer such Senior Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfers. However, although delivery of Senior Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, must in any case be delivered to and received by the Exchange Agent at its address set forth under "-- Exchange Agent" prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     Signature Guarantees. Certificates for Senior Notes need not be endorsed and signature guarantees on a Letter of Transmittal or a notice of withdrawal, as the case may be, are unnecessary unless (a) a certificate for Senior Notes is registered in a name other than that of the person surrendering the certificate or (b) a registered holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the Letter of Transmittal. In the case of (a) or (b) above, such certificates for Senior Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined therein) (i) a bank; (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;
(iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings association that is a participant in a Securities Transfer Association (each an "Eligible Institution"), unless surrendered on behalf of such Eligible Institution. See Instructions 2 and 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a holder desires to tender Senior Notes pursuant to the Exchange Offer and the certificates for such Senior Notes are not immediately available or time will not permit all required documents to reach the Exchange Agent before the Expiration Date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Senior Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

          (i) such tenders are made by or through an Eligible Institution;

          (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, setting forth the name and address of the holder of Senior Notes and the amount of Senior Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Senior Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent. The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

          (iii) the certificates (or book-entry confirmation) representing all tendered Senior Notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

     Determination of Validity. All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Senior Notes will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right, in its sole and absolute discretion, to reject any and all tenders determined by it not to be in proper form or the acceptance for exchange of which may, in the view of counsel to the Company, be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offer as set forth under "-- Conditions to the Exchange Offer" or any defect or irregularity in any tender of Senior Notes of any particular holder whether or not similar defects or irregularities are waived in the case of other holders.

     The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Senior Notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. Neither the Company, any affiliates or assigns of the Company, the Exchange Agent or any other person shall be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

RESALES OF EXCHANGE NOTES

     Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to the Company, the Company believes that a holder of Senior Notes (other than any holder that is (i) a broker-dealer that acquired Senior Notes as a result of market-making activities or other trading activities or (ii) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), who exchanges such holder's Senior Notes for Exchange Notes pursuant to the Exchange Offer may offer for resale, resell and otherwise transfer such Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities
Act) of such Exchange Notes. Any holder who tenders Senior Notes in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes or who is an affiliate of the Company may not rely upon such interpretations by the staff of the Commission and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liabilities under the Securities Act for which the holder is not indemnified by the Company. The staff of the Commission has not considered the Exchange Offer in the context of a no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Senior Notes, where such Senior Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Company has agreed that, for a period not to exceed 180 days after the Expiration Date, it will furnish additional copies of this Prospectus, as amended or supplemented, to any broker-dealer that reasonably requests such documents for use in connection with any such resale. See "Plan of Distribution."

WITHDRAWAL RIGHTS

     Except as otherwise provided herein, tenders of Senior Notes may be withdrawn at any time prior to the Expiration Date.

     In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission of such notice of withdrawal must be timely received by the Exchange Agent at its address set forth under "-- Exchange Agent" prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Senior Notes to be withdrawn, the aggregate principal amount of Senior Notes to be withdrawn, and (if certificates for such Senior Notes have been tendered) the name of the registered holder of the Senior Notes as set forth on the Senior Notes, if different from that of the person who tendered such Senior Notes. If certificates for Senior Notes have been delivered or otherwise identified to the Exchange Agent, the notice of withdrawal must specify the certificate number on the particular Senior Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Senior Notes tendered for the account of an Eligible Institution. If Senior Notes have been tendered pursuant to the procedures for book-entry transfer set forth in "-- Procedures for Tendering Senior Notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Senior Notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of Senior Notes may not be rescinded. Senior Notes properly withdrawn will not be deemed validly tendered for purposes of the Exchange Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described above under "-- Procedures for Tendering Senior Notes."

     All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. Neither the Company, any affiliates of the Company, the Exchange Agent or any other person shall be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Senior Notes which have been tendered but which are withdrawn will be returned to the holder thereof promptly after withdrawal.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest, which will be payable in cash, at a rate of 12 1/4% per annum on each April 15 and October 15, the first such payment to be made on October 15, 1998.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the Exchange Offer or any extension of the Exchange Offer, the Company may terminate the Exchange Offer if the Exchange Offer violates applicable law or any applicable interpretation of the staff of the Commission.

EXCHANGE AGENT

     The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests of or Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

     BY REGISTERED OR CERTIFIED MAIL, BY OVERNIGHT COURIER OR BY HAND:

                              The Bank of New York
                               101 Barclay Street
                                  Floor 7 East
                            New York, New York 10286
                         Attention: Reorganization Area

                                       or

                                 BY FACSIMILE:
                              The Bank of New York
                         Attention: Reorganization Area
                        Facsimile Number (212) 815-6339

     In addition, Letters of Transmittal and any other required documentation should be sent to the Exchange Agent at the address set forth above, except where facsimile transmission is specifically authorized (e.g., withdrawals and Notices of Guaranteed Delivery). DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by officers, directors or employees of the Company.

     The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company has agreed to pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of Senior Notes, and in handling or tendering for their customers.

     Holders who tender their Senior Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that if Exchange Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Senior Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Senior Notes in connection with the Exchange Offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

                                USE OF PROCEEDS

     The Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement. The Company will not receive any proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive, in exchange, an equal number of Senior Notes in like principal amount. The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Senior Notes, except as otherwise described under "The Exchange Offer -- Terms of the Exchange Offer."

     The net proceeds to the Company from the sale of the Senior Notes were approximately $216.1 million, after deducting the estimated discount and commissions and other expenses payable by the Company. Approximately $75.5 million of the net proceeds were used to purchase the Pledged Securities, which will be used to make the first six scheduled interest payments on the Notes.

     The Company has also used a portion of the net proceeds and plans to continue to use the net proceeds (i) to expand the Company's network infrastructure, including the acquisition of telecommunications equipment and IRUs and other interests in fiber optic cables, (ii) to develop, acquire and integrate network management, billing and customer care information systems,
(iii) to expand its sales and marketing programs and (iv) for working capital and other general corporate purposes. The actual allocation of funds among these uses will depend on future developments in or affecting the Company's business, the competitive climate in which it operates and the emergence of future opportunities. Total estimated capital expenditures for 1998 and 1999 are approximately $30.0 million and $50.0 million, respectively. In addition, as part of its business strategy, the Company will continue to evaluate potential acquisitions, joint ventures and strategic alliances and a portion of the net proceeds may be used to fund such investments. Although LDI is evaluating certain potential investment opportunities, it does not have any present commitments or agreements with respect to any such investment, acquisition or strategic alliance. Prior to the application of the net proceeds from the Offering as described above, such funds will be invested in short-term, investment grade securities.

                                DIVIDEND POLICY

     The Company intends to retain future earnings to finance its growth and development and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The declaration and payment in the future of any cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the earnings, capital requirements and financial position of the Company, existing and future covenants and general economic conditions. The holders of Series A Preferred Stock are entitled to receive cumulative cash dividends at the annual rate of $.03 per share of Series A Preferred Stock, subject to certain restrictions and limitations. The holders of Series B Preferred Stock are entitled to receive cash dividends at the annual rate of $1.20 per share of Series B Preferred Stock, if and when declared by the Company Board of Directors certain restrictions and limitations. Unless dividends are paid on both the Series A Preferred Stock and the Series B Preferred Stock, no dividend is payable on the Common Stock. The Company's ability to pay dividends on its capital stock (including the Series A and Series B Preferred Stock) is limited by the terms of the Indenture. See "Descriptions of the Exchange Notes -- Covenants" and "Description of the Capital Stock -- Preferred Stock."

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents and capitalization of LDI at March 31, 1998, and pro forma as adjusted to give effect to the Offering. This information should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                    MARCH 31, 1998
                                                              --------------------------
                                                                            PRO FORMA
                                                               ACTUAL      AS ADJUSTED
                                                              --------    --------------
                                                                    (IN THOUSANDS)
Cash and cash equivalents...................................  $  3,998       $144,620
                                                              ========       ========
Restricted cash(1)..........................................  $    897       $ 76,400
                                                              ========       ========
Current portion of long-term debt and capital lease
  obligations...............................................  $    849       $    849
                                                              ========       ========
Long-term debt and capital lease obligations, net of current portion:
  Capital lease obligations.................................  $  2,854       $  2,854
  Installment loans.........................................       137            137
  Senior Notes(2)...........................................        --        211,455
                                                              --------       --------
     Total long-term debt and capital lease obligations, net
      of current portion....................................     2,991        214,446
Series A Redeemable Preferred Stock:
  2,600,000 shares authorized; 2,456,556 shares issued and
     outstanding; liquidation value of $1,412,032...........     1,383          1,383
Series B Redeemable Preferred Stock:
  5,000,000 shares authorized; 2,500,000 shares issued and
     outstanding; liquidation value of $25,000,000..........    12,834         12,834
Warrants, Redeemable(2).....................................        --         13,010
Common shareholders' capital deficiency:
  Common stock, $.001 par value, 100,000,000 shares
     authorized, 25,543,541 shares issued and outstanding...        26             26
  Additional paid-in capital................................    17,248         17,248
  Accumulated deficit.......................................   (24,780)       (24,780)
  Accumulated other comprehensive income....................        20             20
                                                              --------       --------
     Total common shareholders' capital deficiency..........    (7,486)        (7,486)
                                                              --------       --------
          Total capitalization..............................  $  9,722       $234,187
                                                              ========       ========

---------------
(1) Pro forma as adjusted restricted cash includes proceeds from the Offering of an amount of approximately $75.5 million that were used to purchase Pledged Securities.

(2) Of the $216.1 million net proceeds from the Offering, $203.1 million has been allocated to the Notes and $13.0 million has been allocated to the issuance of the Warrants as determined by the Company's Board of Directors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data (except for certain data under Other Data and data under Regional Data) for the years ended December 31, 1995, 1996 and 1997 and as of December 31, 1996 and 1997 were derived from the audited consolidated financial statements of LDI which, together with the notes thereto and the related report of Ernst & Young LLP, independent public accountants, are included elsewhere in this Prospectus. The consolidated financial data as of December 31, 1993 and 1994 and for the years ended December 31, 1993 and 1994 and the three months ended March 31, 1997 and 1998 were derived from the Company's unaudited consolidated financial statements. The Company's unaudited consolidated financial statements for the years ended December 31, 1993 and 1994 are not included herein. In management's opinion, the unaudited consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations for such periods. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                                          THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                         MARCH 31,
                              ---------------------------------------------------------   -------------------
                                 1993          1994        1995       1996       1997       1997       1998
                              -----------   -----------   -------   --------   --------   --------   --------
                                    (IN THOUSANDS, EXCEPT PER SHARE, PER MINUTE AND RATIO INFORMATION)
STATEMENT OF OPERATIONS
  DATA:
Revenues, net...............     $ --          $   5      $ 2,593   $ 14,362   $ 40,116   $  8,770   $ 14,460
Costs of telecommunications
  services..................       --              6        1,932      8,361     22,720      4,625      9,621
Selling, general and
  administrative expenses...       32            219        2,299      9,887     28,066      5,354     11,829
Depreciation and
  amortization..............       --              7           30        121        440         52        364
                                 ----          -----      -------   --------   --------   --------   --------
Operating loss..............      (32)          (227)      (1,668)    (4,007)   (11,110)    (1,261)    (7,355)
Minority interest(1)........       --             --           --        179       (132)      (132)        --
Interest expense, net.......       --              7           15       (193)       (92)       (99)      (165)
                                 ----          -----      -------   --------   --------   --------   --------
Net loss....................      (32)          (220)      (1,653)    (4,021)   (11,334)    (1,492)    (7,520)
Preferred dividends and
  redemption accretion......       --             --          (18)       (74)      (902)       (18)    (4,543)
                                 ----          -----      -------   --------   --------   --------   --------
Net loss applicable to
  common shareholders.......     $(32)         $(220)     $(1,671)  $ (4,095)  $(12,236)  $ (1,510)  $(12,063)
                                 ====          =====      =======   ========   ========   ========   ========
Net loss per share
  applicable to common
  shareholders -- basic and
  dilutive(2)...............     $ --          $(.03)     $  (.10)  $   (.21)  $   (.51)  $   (.06)  $   (.49)
Weighted average shares
  outstanding...............       --          6,521       16,667     19,837     23,953     23,681     24,839

OTHER DATA:
Capital expenditures........     $  1          $  61      $   189   $    325   $  3,215   $    267   $    904
EBITDA(3)...................      (32)          (220)      (1,638)    (3,886)   (10,670)    (1,209)    (6,991)
Revenue per minute..........       --            .34          .34        .24        .23        .22        .21
Billable minutes of use.....       --             16        7,541     58,706    175,248     39,805     69,828
Ratio of earnings to fixed
  charges(4)................       --             --           --         --         --         --         --

REGIONAL DATA:
Revenues
  United States.............     $ --          $   5      $ 2,544   $ 14,021   $ 34,459   $  8,427   $ 11,332
  Europe....................       --             --           49        341      5,657        343      3,128
Billable minutes of use
  United States.............       --             16        7,461     57,765    159,602     38,727     59,788
  Europe....................       --             --           80        941     15,646      1,078     10,040

                                                                    DECEMBER 31,
                                               ------------------------------------------------------   MARCH 31,
                                                  1993          1994        1995     1996      1997       1998
                                               -----------   -----------   ------   -------   -------   ---------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents....................     $ --          $606       $  545   $   255   $12,173    $ 3,998
Total assets.................................       --           845        1,667     3,894    27,807     26,322
Short term debt..............................       --            --           --        --       551        849
Long term debt, net of current portion.......       --            --           --        --     2,600      2,991
Series A Redeemable Convertible Preferred
  Stock......................................       --            --        1,185     1,291     1,365      1,383
Series B Redeemable Preferred Stock..........       --            --           --        --    12,350     12,834
Common shareholders' capital deficiency......      (32)          616        1,132    (1,368)     (239)     7,486

---------------
(1) In January 1996, the Company contributed $150,000 in respect of an 80% equity interest in LDI Ltd. In January 1998, the Company purchased the outstanding 20% minority interest for approximately $380,000. During 1997, the minority shareholder did not fund its share of LDI Ltd.'s losses and, as a result, during 1997 the Company absorbed LDI Ltd.'s cumulative unfunded net losses.

(2) The Company's loss per share amounts for all periods presented are computed in accordance with SFAS No. 128 "Earnings Per Share", which was effective for periods ending after December 15, 1997. Loss applicable to common shareholders has been reduced by preferred dividends and redemption accretion.

(3) EBITDA represents net loss before interest, income tax expenses (benefit), minority interest and depreciation and amortization. LDI has included information concerning EBITDA herein because such information is commonly used in the telecommunications industry as one measure of an issuer's operating performance and ability to service debt. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, is not necessarily comparable to similarly titled measures of other companies, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to measures of performance determined in accordance with generally accepted accounting principles.

(4) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net losses before fixed charges. Fixed charges consist of interest on debt and the interest component of rent expense. For the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998 the Company's earnings before fixed charges were insufficient to cover its fixed charges by $1.7 million, $4.0 million, $11.3 million, $1.5 million and $7.5 million, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements, the notes thereto and the other financial data included elsewhere in this Prospectus. The following discussion includes certain forward-looking statements. For a discussion of important factors, including, but not limited to, the continued development of LDI's business, actions of regulatory authorities and competitors, price declines and other factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."

OVERVIEW

     GENERAL

     LDI is a rapidly growing multinational telecommunications company, which provides international telecommunications services from the United States, the United Kingdom, France, Italy and Spain to over 200 countries. LDI offers domestic long distance calling, postpaid calling card services, prepaid services and toll-free services in the United States and the United Kingdom. In France, Italy and Spain, the Company primarily provides international telecommunications services and prepaid calling card services. The Company markets primarily to residential and SME customers with significant long distance calling needs and recently commenced marketing to carrier customers. The Company markets its services through direct response marketing, agent sales, telemarketing and direct sales.

     LDI commenced operations in 1995 as a switchless reseller of international and domestic long distance services in the United States and, during 1996, expanded into the western European market. LDI recently initiated the design and buildout of a European telecommunications network. By interconnecting its United States and European networks, LDI seeks to expand its western European presence and intends to leverage its existing United States operations with the objective of lowering the cost, improving the quality and broadening the scope of services offered to its customers across two continents.

     REVENUES

     The Company derives its revenues principally from the provision of long distance voice telecommunications services. Revenues are derived from the numbers of minutes of use (or fractions thereof) billed by the Company ("billable minutes") and are recorded upon completion of calls. The following table shows the total revenue and billable minutes attributable to LDI's United States and European operations for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998.

                                                                           THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,            MARCH 31,
                                         -----------------------------    --------------------
                                          1995      1996        1997        1997        1998
                                         ------    -------    --------    --------    --------
                                                            (IN THOUSANDS)
REVENUES, NET
United States........................    $2,544    $14,021    $ 34,459    $  8,427    $ 11,332
Europe...............................        49        341       5,657         343       3,128
                                         ------    -------    --------    --------    --------
          Total......................    $2,593    $14,362    $ 40,116    $  8,770    $ 14,460
                                         ======    =======    ========    ========    ========
BILLABLE MINUTES
United States........................     7,461     57,765     159,602      38,727      59,788
Europe...............................        80        941      15,646       1,078      10,040
                                         ------    -------    --------    --------    --------
          Total......................     7,541     58,706     175,248      39,805      69,828
                                         ======    =======    ========    ========    ========

     LDI maintains local market pricing structures and generally prices its services to customers at a discount to the dominant service providers in each area. LDI has experienced and continues to experience declining average revenue per minute as a result of competition, although due to technological innovation and significant available transmission capacity, transmission costs in the telecommunications industry have historically declined at a more rapid rate than prices. There can be no assurance that this trend will continue. The Company believes that, as prices decline, calling volume of its customers will increase and offset, at least in part, the effect on revenues of price declines.

     To date, a significant portion of the Company's revenues have come from its dial-around calling customers. For the year ended December 31, 1997, approximately $27 million of revenues (79% of its United States revenues and 68% of its consolidated revenues) came from dial-around services. The Company primarily markets its dial-around services through direct mail marketing campaigns and telemarketing and expects to increase the use of these marketing methods in the United States as it continues to expand its United States network. Revenue from dial-around service is higher margin than revenue from equal access service. The Company typically experiences declining customer utilization in the first few months following a marketing campaign after a significant number of customers sample the Company's dial-around service. See "Risk Factors -- Response Rates; Customer Attrition; Impact of Increased Postage and Paper Costs." Therefore, the Company continues to engage in direct mail marketing campaigns and telemarketing to maintain and increase its dial-around customer base. The Company expects revenues from dial-around services to increase generally but to decline as a percentage of overall revenues as the Company expands its other services.

     LDI expects that an increasing portion of its United States revenue will be derived from services to equal access customers, due to planned increased marketing activities. The Company recently commenced marketing services to carriers and expects that an increasing portion of its United States revenues will also be derived from sales to carrier customers. Revenue from carrier customers generally produces lower gross margins than revenues from equal access or dial-around services and carrier customers are generally more price sensitive; however, associated selling, general and administrative expenses are also generally lower. As LDI builds its European telecommunications network, it expects to derive a greater portion of its revenues from European SME and residential customers acquired primarily through agent sales and direct response marketing.

     COSTS OF TELECOMMUNICATIONS SERVICES

     The Company's costs of telecommunications services is composed of costs associated with gaining local access, the transport and termination of calls and the amortization of installation expenses associated with the network trunk groups. The majority of the Company's cost of telecommunications services have been variable, including local access charges and transmission capacity leased on a per-minute of use basis. LDI expects that an increasing amount of its total operating costs will be fixed in the future, as the Company expands its network of owned switches, IRUs and leased circuits. The depreciation expense with respect to the Company's switches, ancillary equipment and IRUs is not accounted for in cost of services. Currently all calls carried by LDI are originated on its own or other carrier's network and substantially all calls carried by LDI must be terminated using another carrier's facilities. Origination and termination charges on calls generally are paid by LDI, with the exception of Europe, where local access is often paid by the subscriber. As LDI's minutes of traffic carried have grown, LDI has obtained better pricing on switched transmission capacity. The marginal cost of services has also decreased, independent of volume discounts, due to technological innovation and substantial third-party transmission capacity. LDI expects that the unit cost of telecommunications services will decline as the Company expands its network and more calls are routed through the Company's switches, IRUs and leased circuits. See "Business -- The LDI Network."

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses are composed of marketing and selling expenses, billing and bad debt expenses, customer service expenses and general overhead. LDI has historically sold its services primarily through direct response advertising. Selling expenses have consisted of the cost of preparing and sending color inserts through the mail or local newspapers. Due to the decreased customer utilization in the Company's dial-around services following a marketing campaign, the Company must continue to engage in direct marketing campaigns and telemarketing to maintain and to continue to increase its dial-around customer base. The Company expects to significantly increase its direct mailings as it expands into new markets and remails in existing markets. During 1997, LDI commenced selling services through independent sales channels, and the costs associated therewith are included in selling expenses. In Europe, LDI markets its services through a combination of direct and agent sales to the commercial market and through print advertising and in-house telemarketing to residential customers. The Company believes its selling expenses are primarily variable and will decline as a percentage of sales as the Company expands its wholesale services and its agent programs.

     Billing service expense consists of payments made to the LECs under billing and collection agreements which enable the Company to include its charges on its customers' monthly telephone bills from the LECs and take advantage of the LECs' extensive collections infrastructure. Billing service expense also includes service fees due to a LEC clearing house which provides billing support and receivable financing. Provisions for bad debts are withheld by the LECs as part of the regular billing cycle. Periodically, at least once a year, the actual bad debt experience is reconciled with the reserve and payment is made by either the LEC or the Company.

     General and administrative expenses primarily relate to salaries, professional and consultant fees and licensing and other organizational expenses associated with entering new markets. During 1997, LDI significantly increased the size of its management team at existing locations, and established new offices in France, Italy and Spain, all of which resulted in an increase in general and administrative expenses. LDI expects to continue to establish new offices in the future and expects to continue to incur increasing general and administrative expenses in advance of anticipated related revenues. As a result, LDI expects that its general and administrative expenses will increase as a percentage of revenues as it builds its customer base.

     DEPRECIATION AND AMORTIZATION

     The Company has historically experienced low depreciation and amortization expense because it has acted primarily as a switchless reseller; however, as the Company expands its network, it expects its depreciation and amortization expense to increase significantly.

RESULTS OF OPERATIONS

     The following table represents certain data concerning LDI's results of operations for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998.

                                                                           THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,          MARCH 31,
                                              --------------------------   -------------------
                                               1995     1996      1997       1997       1998
                                              ------   -------   -------   --------   --------
                                                               (IN THOUSANDS)
Revenues, net..............................   $2,593   $14,362   $40,116   $  8,770   $ 14,460
Costs of telecommunications services.......    1,932     8,361    22,720      4,625      9,621
Selling, general and administrative
  expenses.................................    2,299     9,887    28,066      5,354     11,829
Depreciation and amortization..............       30       121       440         52        364
Net loss...................................   (1,653)   (4,021)  (11,334)    (1,492)    (7,520)

     THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1997

     Revenues, Net. Total revenues, net increased 65%, to $14.5 million for the three months ended March 31, 1998 from $8.8 million for the three months ended March 31, 1997. Revenues increased in both the United States and Europe, resulting from growth in billable minutes. Revenues and billable minutes for the Company's European operations increased at a greater rate than for the Company's United States operations. Total billable minutes of use increased by 75%, to
69.8 million minutes for the three months ended March 31, 1998 from 39.8 million minutes for the three months ended March 31, 1997. Growth in billable minutes was offset by a decline in average revenue per minute, with revenue per minute averaging $.21 for the three months ended March 31, 1998, compared with $.22 for the three months ended March 31, 1997. This decline in average revenue per minute was due to competition in Europe and the United States.

     In the United States, revenues for the three months ended March 31, 1998 increased by 34%, to $11.3 million from $8.4 million for the three months ended March 31, 1997. Billable minutes increased by 54% to 59.8 million minutes for the three months ended March 31, 1998, from 38.7 million for the three months ended March 31, 1997. Growth in both dial around and "1+" services contributed to the increase, which resulted from increased sales and marketing activity. For the three months ended March 31, 1998, the Company mailed 45.1 million inserts as compared with 33.9 million inserts for the three months ended March 31, 1997. During the first quarter of 1998, the Company also used an independent sales channel, to address the "1+" market and to broaden the distribution channels for its products. Offsetting the growth in billable minutes was a decline in average revenue per minute which, due to competitive pressures, fell to $.19 for the first quarter of 1998 from $.22 for the first quarter of 1997.

     In Europe, revenues increased to $3.1 million for the three months ended March 31, 1998, compared with $300,000 for the three months ended March 31, 1997. This revenue gain resulted primarily from an increase in billable minutes from 1.1 million in the first quarter of 1997 to 10.0 million in the first quarter of 1998. The increase in billable minutes, was due to accelerated marketing programs and the inclusion of the results of Speedial International, UK ("Speedial"), acquired in October 1997. Speedial, which markets prepaid long distance services to primarily residential customers in the United Kingdom, contributed approximately 32% of European revenues in the first quarter of 1998. Due to competitive factors, average revenue per minute dropped from $.32 in the first quarter of 1997 to $.31 in the first quarter of 1998.

     Cost of Telecommunications Services. Costs of telecommunications services rose by 108% to $9.6 million for the three months ended March 31, 1998, from $4.6 million for the three months ended March 31, 1997, due to the increase in billable minutes. Average cost per minute increased from $.12 in the first quarter of 1997 to $.14 for the first quarter of 1998, reflecting a change in the mix of billable minutes, as the growth rate in billable minutes in Europe exceeded that in the United States. Cost of telecommunication services in Europe per billable minute generally are higher than cost of telecommunication services in the United States. Contributing to this increase in average cost per minute was a restructuring of the Company's relationship with Esprit Telecom UK Ltd. ("Esprit"), LDI's provider of telecommunication services in the United Kingdom. In conjunction with LDI's purchase of Esprit's 20% ownership of LDI Ltd., LDI renegotiated its network telecommunications agreement with Esprit and agreed to a 10% increase in transmission rates. LDI has installed its own switch in the United Kingdom and has commenced migrating its traffic onto its own network. As a result, LDI expects its transmission costs in the United Kingdom to decline. As a percentage of revenues, costs of telecommunications services increased from 53% in the first quarter of 1997 to 66% in the first quarter of 1998. The gross margin for the first quarter of 1998 totaled $4.8 million, representing 33% of revenues, compared with a gross margin of $4.1 million, representing 47% of revenues, for the first quarter of 1997. The change in gross margin reflects the aforementioned decline in revenue per minute coupled with higher average cost per minute as described above.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $11.8 million for the three months ended March 31, 1998, compared with $5.4 million for the three months ended March 31, 1997. The increase resulted primarily from increased marketing expenditures in conjunction with the direct mail campaign and the independent distribution channel, coupled with increased salaries, professional, consulting and licensing fees related to the Company's expansion into Europe. During the first quarter of 1998, LDI commenced upgrading its billing platform in the United States, which contributed to higher selling, general and administrative expenses. In the United States, the Company mailed significantly more inserts in the first quarter of 1998, increasing the number of inserts mailed by 33%, as described above. As a percentage of revenues, selling, general and administrative expenses increased from 61% in the first three months of 1997 to 82% for the first three months of 1998.

     Depreciation and Amortization. Depreciation and amortization increased to $364,000 for the three months ended March 31, 1998, from $52,000 for the three months ended March 31, 1997. The increase was due to the general increase in fixed assets, including network and office equipment.

     Net Loss. Net loss increased from $1.5 million in the three months ended March 31, 1997 to $7.5 million for the three months ended March 31, 1998 as a result of the above factors.

     1997 COMPARED TO 1996

     Revenues, Net. Total revenues for 1997 increased by 179%, to $40.1 million from $14.4 million in 1996. This increase reflected growth in both the United States and Europe. Billable minutes increased by 197% to 175 million billable minutes in 1997 from 59 million billable minutes in 1996. Growth in billable minutes was offset by declines in prices, as the average rate per minute declined to $.23 in 1997 from $.24 in 1996.

     In the United States, revenues in 1997 increased 146%, to $34.4 million in 1997 from $14.0 million in 1996. Billable minutes increased by 176% from 58 million billable minutes in 1996 to 160 million billable minutes in 1997. Growth in both dial-around and "1+" services principally contributed to the increase, which growth resulted primarily from increased sales and marketing activity. The Company accelerated its direct mail marketing program targeted to dial-around customers, mailing 114.4 million inserts in 1997, compared with 43.9 million inserts in 1996. LDI also commenced using an independent sales channel, addressing the "1+" market and broadening the distribution channels for its products. Offsetting the growth in billable minutes was a decline in revenue per minute which fell to $.22 in 1997 from $.24 in 1996. United States revenues represented 98% and 86% of total revenues in 1996 and 1997, respectively.

     In Europe, revenues increased to $5.7 million in 1997 from $341,000 in 1996. This was due primarily to an increase in billable minutes, from approximately 1 million billable minutes in 1996 to approximately 16 million billable minutes in 1997. The Company accelerated its marketing programs in Europe, increasing both its direct marketing channels and its agent sales network. In addition, the Company acquired Speedial in September 1997. Speedial contributed approximately 19% of LDI's total European revenues in 1997. Average revenue per minute remained stable at $.36 in 1996 and 1997.

     Costs of Telecommunications Services. Costs of telecommunications services increased by 170%, to $22.7 million in 1997 from $8.4 million in 1996, due to the increase in billable minutes, offset in part by a decline in average cost per minute. Average cost per minute declined from $.14 in 1996 to $.13 in 1997, reflecting volume discounts and generally lower transmission costs available in the market. Somewhat offsetting this lower cost was the 10% increase in transmission rates paid to Esprit, commencing November 1, 1997. As a percentage of revenues, costs of telecommunications services declined from 58% in 1996 to 57% in 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $28.1 million in 1997 from $9.9 million in 1996, primarily as a result of increased direct mail campaigns in the United States and salaries, professional consulting fees and licensing and other organization expenses relating to the establishment of new offices in France, Italy and Spain. The selling, general and administrative expenses in 1997 reflect a significant increase in infrastructure spending, particularly the cost of entry into several new markets, including France and Spain, and a significantly expanded presence in the United Kingdom. This cost increase was offset by a decrease in the per unit cost of the direct mail inserts. In the United States the Company mailed significantly more inserts in 1997; inserts mailed increased by 160%, as described above. The number of employees based in the United States at year-end increased from 60 in 1996 to 171 in 1997. As a percentage of revenues, selling, general and administrative expenses increased to 70% in 1997 from 69% in 1996.

     Depreciation and Amortization. Depreciation and amortization increased to $440,000 in 1997 from $121,000 in 1996. This increase was due to the general increase in fixed assets, primarily office equipment, over the period. During the fourth quarter of 1997, the Company also acquired switching equipment for its London, New York and Fort Lauderdale sites.

     Net Loss. Net loss increased from $4.0 million in 1996 to $11.3 million in 1997, primarily as a result of the above factors.

     1996 COMPARED TO 1995

     Revenues, Net. Total revenues for 1996 increased by 454% to $14.4 million from $2.6 million in 1995. This increase was primarily due to growth in billable minutes from dial-around customers and reflected the progress of the implementation of the Company's United States business plan from the start-up of the direct mail marketing program in December 1995. Direct response insert mailings increased from 1.0 million inserts in 1995 to 43.9 million inserts in 1996. Billable minutes increased approximately 638% from 8 million billable minutes in 1995 to 59 million billable minutes in 1996. Growth in billable minutes was offset somewhat by an approximate 29% decline in prices reflecting price declines in the industry generally, as average revenue per minute declined from $.34 in 1995 to $.24 in 1996. United States revenues represented 98% of total revenues in each of 1996 and 1995.

     Costs of Telecommunications Services. Costs of telecommunications services increased by 342% to $8.4 million in 1996 from $1.9 million in 1995 due to the increase in billable minutes offset in part by a decline in average cost per minute. Cost of telecommunications services per minute declined by 44% from $.26 in 1995 to $.14 in 1996, reflecting economies of scale in buying transmission capacity and lower transmission costs available in the market. As a percentage of revenues, costs of telecommunications services declined from 75% in 1995 to 58% in 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $9.9 million in 1996 from $2.3 million in 1995. The increase in selling, general and administrative expenses reflects the costs of mailing significantly more inserts, mentioned above. Also included in the increase in selling, general and administrative expenses are the costs to build the Company's infrastructure, including additions to the management team, improvements in management information systems and "back office" operations, and costs for licensing. The number of employees at year-end increased from 18 in 1995 to 60 in 1996. As a percentage of revenues, selling, general and administrative expenses declined from 89% in 1995 to 69% in 1996.

     Depreciation and Amortization. Depreciation and amortization increased to $121,000 in 1996 from $30,000 in 1995, reflecting the general increase in fixed assets, primarily office equipment over the period.

     Net Loss. Net loss increased from $1.7 million in 1995 to $4.0 million in 1996 primarily as a result of the above factors.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has incurred net losses and negative cash flows from operating activities from inception through March 31, 1998. These losses and negative cash flows result primarily from start-up costs, marketing expenses and capital expenditures required for construction and deployment of the Company's network. The Company expects to incur increasing losses and negative cash flows as it continues to buildout and expand its network. Historically, funds necessary to finance the Company's activities have been provided from sales of preferred stock, Common Stock, and warrants. In addition, to provide short-term liquidity, the Company sold receivables due from LECs, subject to full recourse provisions, to the Company's billing provider during 1995, 1996, 1997 and the first quarter of 1998. Under the terms of the agreement with the billing provider, certain assets are pledged as security and the billing provider holds back 20% of the receivables as additional security. At March 31, 1998, LDI had approximately $4.0 million in cash and cash equivalents, excluding restricted cash related to collaterized letters of credit.

     THREE MONTHS ENDED MARCH 31, 1998

     Cash used in operating activities totaled approximately $6.4 million, with $7.5 million used to fund net losses offset by a decrease in working capital of approximately $527,000.

     LDI's investing activities totaling $2.1 million consisted primarily of purchases of equipment and the repurchase of a minority equity interest in LDI Ltd. Equipment purchases, principally comprised of network and computing equipment used in the telecommunications network and billing and MIS platforms, totaled approximately $900,000. On January 22, 1998, LDI purchased a 20% interest in LDI Ltd. which had formerly been owned by Esprit for L231,250 (or approximately $380,000). The Company also repaid a loan of approximately L108,000 (or approximately $177,000) including interest and posted a letter of credit with a major United Kingdom bank to secure payment for transmission services provided by Esprit. An increase in restricted cash of $800,000 represents collateral securing letters of credit.

     Cash provided by financing activities totaled $304,000 representing the proceeds of issuances of common stock on exercises of outstanding warrants offset by capital lease payments.

     YEARS ENDED 1995, 1996 AND 1997

     Net cash used in operating activities was $1.9 million, $2.8 million and $7.1 million in 1995, 1996 and 1997, respectively. Net cash used in investing activities was $189,000 in 1995 and $353,000 in 1996. The Company financed these activities principally through the periodic sale of preferred stock, Common Stock and warrants totaling $2.0 million in 1995 and $1.5 million in 1996. During 1996, LDI obtained $1.2 million in bridge financing which was repaid later that year by the issuance of approximately 2.1 million shares of Common Stock. The Company's net cash used in operating activities in 1997 was primarily composed of a net loss of $11.3 million offset by $4.2 million of non-cash charges and changes in working capital. Cash used for investing activities totaled $4.3 million in 1997, which was composed of $3.2 million for capital expenditures and $1.0 million for the acquisition of Speedial. The capital expenditures primarily consisted of network equipment purchases such as switches for Fort Lauderdale, New York and London and other network related items, computers and general office equipment. Cash provided by financing activities totaled $23.4 million for 1997, net of approximately $600,000 of payments on capital lease obligations and approximately $130,000 of principal payments on installment loans.

     On July 28, 1997, the Advent Entities purchased 2,400,000 shares of Series B Preferred Stock and 9,908,367 ADV Warrants for $24.0 million. In addition, the Company sold 7,000 shares of Series B Preferred Stock and 28,898 ADV Warrants to certain employees and investment bankers involved in the transaction for $70,000. In August 1997, the Advent Entities purchased 75,000 shares of Series B Preferred Stock and 309,636 ADV Warrants for $750,000. In addition, the Company sold 18,000 shares of Series B Preferred Stock and 74,314 ADV Warrants to an investment banker involved in the transaction for $180,000. Total proceeds to the Company were $22.8 million, net of offering costs. Approximately $330,000 of the proceeds were used to repay a line of credit which had been previously borrowed in 1997. In addition, LDI issued $600,000 of Common Stock pursuant to an agreement with a vendor whereby the vendor accepted Common Stock in lieu of payment of invoices for printing services related to the direct mail program.

     On January 22, 1998, LDI purchased Esprit's 20% interest in LDI Ltd. for L231,250 (or approximately $380,000). The Company also repaid a loan of approximately L108,000 (or approximately $177,000) including interest and posted a letter of credit with a major United Kingdom bank to secure payment for transmission services provided by Esprit. In addition, on April 21, 1998, LDI made a tender offer for all of the outstanding shares of stock of Newgate Communications Limited ("Newgate"), a reseller of wireless services in the United Kingdom, for aggregate consideration of approximately L1.9 million. The tender offer expired on May 15, 1998. The shareholders of Newgate may elect to receive their portion of the purchase price all in cash or half in cash and half in Common Stock.

     OTHER

     On April 13, 1998, LDI consummated the Offering. In connection with the Offering, LDI issued $225.0 million in aggregate principal amount of Senior Notes and Warrants to purchase in the aggregate 3,394,655 shares of Common Stock. Approximately $75.5 million of the Offering proceeds was used to purchase the Pledged Securities, which will fund the first six scheduled interest payments on the Notes. The net proceeds of the Offering have been, and are expected to continue to be, used as set forth under "Use of Proceeds."

     LDI expects capital expenditures during 1998 to total approximately $30 million, of which $904,000 was expended in the first three months of the year. Capital expenditures for the first three months of 1998, relate primarily to equipment required to build the Company's telecommunications network in the United States and Europe as well as to upgrade its billing and MIS platforms in Europe and the United States. In addition, the

Company expects to continue to incur operating losses as it develops its operations in Europe and expands its marketing initiatives in the United States.

     LDI intends to fund its capital expenditures and operating losses for the foreseeable future with the proceeds of the Offering. To the extent the Company considers appropriate, LDI will also utilize vendor and other equipment financing. LDI expects to continue to make significant capital expenditures as it continues to expand its geographic scope and to increase its network capabilities and network infrastructure. Actual capital expenditures and cash requirements will depend upon numerous factors, including the nature of future expansion, economic conditions, competition, regulatory developments and the ability to incur debt and make capital expenditures under the Indenture relating to the Notes.

     The net proceeds from the Offering are expected to fund LDI's planned expansion and operating losses over the next two years. The ability of LDI to generate positive cash flow, which is not expected to occur prior to the year 2000, and to meet its working capital requirements and debt service requirements will be subject to LDI's successful implementation of its operating strategy, as well as to financial, competitive, business, regulatory and other factors beyond LDI's control. If LDI is unable to generate cash flow from operations that is sufficient to meet its working capital and debt service requirements, it may be required to refinance all or a portion of its indebtedness or raise additional capital. Additionally, if LDI's plans or assumptions change, its assumptions prove to be inaccurate, it experiences unanticipated costs or competitive pressures, it consummates acquisitions or the net proceeds from the Offering prove to be insufficient, LDI may be required to refinance a portion of its indebtedness or seek additional capital. LDI may seek to raise additional equity or debt capital from public or private sources. The Company has financed certain of its network equipment using vendor financing and expects that it may continue to do so in the future. There can be no assurance that LDI will be able to raise such capital on satisfactory terms or at all. There can be no assurance that any such refinancing would be possible on terms that would be acceptable to LDI or that any additional financing could be obtained. See "Risk Factors -- Future Losses and Negative Cash Flow."

FOREIGN CURRENCY EXPOSURE

     LDI is exposed to fluctuations in foreign currencies relative to the United States dollar because LDI generally bills in local currency, while transmission and other costs are paid in a mix of United States dollars and local currency, and interest expense on the Notes will be in United States dollars. For the years ended 1995, 1996, and 1997, approximately 0%, 1%, and 9%, respectively of LDI's revenues were billed in currencies other than the United States dollar. As LDI expands its operations, a higher percentage of revenues is expected to be billed in foreign currencies. The relative contribution of the Company's European operations will fluctuate based upon the relative value of the United States dollar versus the currencies in the countries in which the Company operates. LDI periodically evaluates the use of foreign exchange contracts to hedge foreign currency exposure and to control risks relating to foreign currency fluctuations. LDI does not use derivative financial instruments for speculative purposes. As of March 31, 1998, the Company had no open foreign currency positions.

NEW ACCOUNTING PRONOUNCEMENTS

     The Company has adopted SFAS No. 128, "Earnings Per Share." This statement establishes standards for computing and presenting earnings per share ("EPS"). For entities with complex capital structures, the statement requires the dual presentation of basic EPS and diluted EPS on the face of the statement of operations. Under this new standard, basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution. Diluted EPS reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock and is similar to the currently-required fully-diluted EPS.

     The Company has adopted SFAS Statement No. 130, "Comprehensive Income:
Financial Statement Presentation" which requires that all items that are required to be recognized under the accounting standards as components of comprehensive income be reported in a financial statement that is displayed as prominently as other financial statements. The adoption of Statement No. 130 has not had a material effect on the Company's financial statements.

     During 1998, the Company is required to adopt SFAS Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information" which requires a company to disclose segment profit or loss and segment assets. The adoption of Statement No. 131 is not expected to have a material effect on the Company's financial statements and disclosures.

IMPACT OF YEAR 2000

     The Company has evaluated the potential impact of the situation commonly referred to as "Year 2000 Compliance." Year 2000 Compliance, which affects many corporations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information relating to the year 2000 and beyond. Because the Company's existing information systems were recently acquired, such systems were designed to be Year 2000 compliant. The Company anticipates that any costs and expenditures associated with the Year 2000 Compliance should not be material.

     The Company is currently evaluating the potential impact of Year 2000 Compliance of the PTOs, other carriers and others on whose services the Company depends or with whom the Company's systems interface. If such systems are not Year 2000 compliant, there could be a material adverse effect on the Company's operations.

INFLATION

     The Company does not expect inflation to have any significant impact on its business, financial condition or results of operations.

SEASONALITY

     The Company believes its business is not subject to significant seasonality based on historical trends.

                                    BUSINESS

     LDI is a rapidly growing multinational telecommunications company, which provides international telecommunications services from the United States, the United Kingdom, France, Italy and Spain to over 200 countries. LDI offers domestic long distance calling, postpaid calling card services, prepaid services and toll-free services in the United States and the United Kingdom. In France, Italy and Spain, the Company primarily provides international telecommunications services and prepaid calling card services. The Company markets primarily to residential and SME customers with significant long distance calling needs and recently commenced marketing to carrier customers. The Company markets its services through direct response marketing, agent sales, telemarketing and direct sales.

     LDI commenced operations in 1995 as a switchless reseller of international and domestic long distance services in the United States and, during 1996, expanded into the western European market. LDI recently initiated the design and buildout of a European telecommunications network. By interconnecting United States and European networks, LDI seeks to expand its western European presence and intends to leverage its existing United States operations with the objective of lowering the cost, improving the quality and broadening the scope of services offered to its customers across two continents. Revenues have grown from $2.6 million in 1995 to $40.1 million in 1997, 85.9% of which was derived from services offered in the United States, consisting primarily of dial-around services to residential and small business customers.

     LDI is a Florida corporation. Its principal executive offices are located at 888 South Andrews Avenue, Suite 205, Fort Lauderdale, Florida 33316. Its telephone number is (954) 522-3300.

INDUSTRY OVERVIEW

     LONG DISTANCE TRANSMISSION

     A long distance telephone call consists of three parts: origination, transport and termination. Generally, a national long distance call originates on a local exchange network or a leased line and is transported to the network of a long distance carrier. The call is then carried along the long distance network to another local exchange network where the call is terminated. An international long distance call is similar to a national long distance call, but typically involves at least two traditional long distance carriers: the first carrier transports the call from the country of origination and the second carrier terminates the call in the country of termination. The two companies may be operating companies within a group or under common ownership.

     International long distance calls are transported by land-based or undersea cable, by microwave or via satellites. A carrier can obtain circuits on cable systems either through ownership or leases. Ownership in cables and control of the network infrastructure is generally acquired through IRUs, minimum investment units ("MIUs"), managed bandwidth or through the purchase of dark fiber optic cables and purchase of associated electronics. The fundamental difference between an IRU holder and an owner of an MIU is that the IRU holder is not entitled to participate in management decisions relating to the cable systems.

     The following diagram illustrates the pattern of a typical international long distance call:

                     INTERNATIONAL LONG DISTANCE CALL CHART

     CLASSIFICATION OF SERVICE PROVIDERS

     International long distance carriers generally can be categorized according to ownership and use of transmission facilities and switches. Although no carrier utilizes exclusively owned facilities for the transmission of all of its international long distance traffic, carriers vary from being primarily facilities-based (i.e., they own and operate their own land based or undersea cable and switches) to those that are purely resellers of another carrier's transmission network. Generally, the first-tier long distance companies (e.g., AT&T, MCI, Sprint and WorldCom in the United States and British Telecom and Mercury in the United Kingdom) are transmission facilities-based carriers that own and operate a large domestic fiber-based network. In addition, a number of such large United States telecommunications service providers and European PTOs have formed alliances to compete in offering seamless services to large customers globally (e.g., Global One, Concert and WorldPartners). Second-tier long distance companies (e.g., Excel and TelSave Holdings Inc. in the United States; RSL Communications and Viatel in the United Kingdom) own switching facilities but generally own far less cable or transmission facilities than first-tier carriers. The third-tier of the market consists of long distance companies that are generally switchless resellers that rely on the transmission facilities of other carriers. See "-- Regulation" and "-- Competition."

     INTERNATIONAL TELECOMMUNICATIONS MARKET

     The international long distance public switched telecommunications market, consisting of telephone calls between countries, generated an estimated $61 billion in revenue and 70 billion minutes of use in 1996 and is recognized as one of the fastest growing segments of the long distance telecommunications industry. The market for these services is highly concentrated in more developed countries, with approximately 40% and 27% of 1996 worldwide international long distance traffic originating in Europe and the United States, respectively. The Company has significantly less than a 1% share of this market. According to Analysys Ltd., international long distance minutes are projected to grow by approximately 17% per annum from approximately 90 billion in 1997 to over 160 billion minutes in 2001. This growth is expected to be spurred by (i) the continued deregulation of telecommunications markets throughout the world,
(ii) increased capacity, improved quality and lower operating costs attributable to technological improvements, (iii) the expansion of telecommunications infrastructure and (iv) the globalization of the world's economies and free trade. International settlement rates (the rates paid to other carriers to terminate an international call) have declined over the past five years and, in connection with a recent FCC initiative to balance the United States settlement deficit, the Company expects such rates to continue to decline. The costs for leased transmission capacity have also declined and are expected by the Company to continue to decline. Furthermore, the trend towards liberalization is expected to further reduce carriers' costs of originating and terminating calls by allowing carriers in some jurisdictions to interconnect with the domestic PSTN.

         PROJECTED GROWTH OF INTERNATIONAL LONG DISTANCE VOICE TRAFFIC

[COMPOUND ANNUAL GROWTH RATE]
---------------
Source: Analysys Ltd.

* Prices have declined and are expected to continue to decline. Accordingly, growth in revenues is expected to be substantially less than growth in minutes. See "Risk Factors -- Risks Associated with Rapidly Changing Industry" and "-- Regulation."

     UNITED STATES LONG DISTANCE MARKET

     According to estimates by the FCC, United States-originated international long distance telephone traffic has grown from approximately 7 billion minutes in 1989 to approximately 19 billion minutes in 1996, a compound annual growth rate of approximately 15%. The growth of the United States-originated international long distance market was initially attributable to regulatory liberalization and the decrease in prices that accompanied the onset of competition. Regulatory liberalization and the resulting competition also have led to improvements in service offerings and customer service.

     The profitability of the United States originated international long distance market is in large part driven by the difference between billed revenues and settlement rates (i.e., the rates paid to other carriers to terminate an international call), although an increasing proportion of traffic is terminated other than through the international settlement process. Increased competition arising from regulatory liberalization and pressure arising from increased global trade have brought about reductions in settlement rates and end-user prices, reducing termination costs for United States based carriers. Based on FCC data for the period 1989 through 1996, per minute settlement payments by United States based carriers to foreign PTOs fell 39%, whereas per minute international billed revenues fell only 27%. As a result, gross profit margin for outbound international calls increased. LDI believes that transmission costs will decline to more closely reflect the underlying cost of facilities rather than historic settlement rates. See "Risk
Factors -- Significant Price Declines."

     Although LDI focuses on the international telecommunications market, it also provides domestic long distance services to many of its customers and, as part of its strategy, will seek to increase its United States domestic long distance business. Although the United States domestic long distance market is much larger than the United States-originated international long distance market, the profit per minute of use for international traffic has generally been higher than for domestic traffic.

     UNITED KINGDOM LONG DISTANCE MARKET

     Since 1991, the United Kingdom government has sought to encourage increased competition in telecommunications services, including international telecommunications services. As a consequence of these actions, the United Kingdom now has a dynamic telecommunications market, with over 200 telecommunications operators individually licensed to operate in the United Kingdom market. The price of international calls made from the United Kingdom has decreased significantly since 1991 due to increased competition after the award of ISR licenses and the downward pressure exerted on British Telecom's prices by Oftel.

     The interconnection regime in the United Kingdom provides operators with the ability to obtain cost based, non-discriminatory charges for interconnection services. Oftel regulates the interconnection rates charged by British Telecom to other individually licensed operators. Oftel also has the power to intervene and determine charges and other terms if an operator believes that it is not being offered fair pricing. Oftel has stated that the category of companies that qualify for interconnection services consist of those network operators that are making a significant contribution to infrastructure competition by installing transmission capacity or any international simple resale operator making a significant contribution to competition in the international market. A recent EU Interconnection Directive provides that PTOs with significant market power (over 25%) are obliged to interconnect with individually licensed operators on transparent, objective and non-discriminatory cost-based terms.

     On December 19, 1996, the United Kingdom government opened to competition the provision of international facilities-based services, which until then only British Telecom and Mercury had been authorized to provide. LDI was awarded an ISR license in March 1995, which allows LDI to lease international transmission lines from other carriers while utilizing the public local network to originate and terminate calls at each end, and an international facilities based license (an "IFL") on December 19, 1996 which enables LDI to provide international services over and run its own international facilities. See "-- The LDI Network."

     The United Kingdom is the favored hub for international traffic originating in continental Europe due to the availability of relatively inexpensive transmission capacity to and from the United Kingdom. This preference is expected to continue as rates for international services are further reduced as a result of additional competition.

     EUROPEAN INTERNATIONAL LONG DISTANCE MARKET

     The European international long distance market is the largest in the world, generating approximately 28 billion minutes, over 40% of total international calling volume in 1996 according to Telegeography, Inc., a market research firm. The European PTOs generally have had monopolies on providing telephone services from their respective countries, making the price of international telephone calls from continental Europe much higher than comparable calls initiated from the United States or the United Kingdom. Furthermore, customers in many European markets have generally not been able to obtain value-added features that are readily available in the United States, such as itemized billing, touch tone dialing, voicemail and other enhanced services. Regulatory liberalization, together with significant advances in technology that have decreased the cost of providing services and allowed the provision of sophisticated value-added features, is facilitating competition with European PTOs by emerging telecommunications service providers.

     LDI believes that the regulatory liberalization currently underway in many countries in continental Europe could lead to market developments similar to those that occurred in the United States and the United Kingdom upon regulatory liberalization of long distance telecommunications services in those countries. Regulatory liberalization in the United States and the United Kingdom has resulted in an increase in call traffic and the emergence of multiple new telecommunications services providers of varying sizes. In addition, significant reductions in prices, as well as improvements in both the breadth and quality of services offered and the level of overall responsiveness to customers, have occurred. Although pricing has become competitive in both the United States and the United Kingdom, marginal costs have declined significantly. There can be no assurance, however, that the continental European experience will mirror those in the United States or the United Kingdom or that competitive and other factors will not adversely impact profitability of companies in the industry. See "Risk Factors -- Competition."

STRATEGY

     The Company's objective is to create a cost-competitive, facilities-based, multinational telecommunications network which provides high quality international and domestic long distance services to residential, SME and carrier customers. The key elements of the Company's strategy are:

     ESTABLISH OPERATIONS IN ATTRACTIVE EUROPEAN MARKETS

     LDI plans to establish operations in markets with high international calling volume which recently liberalized their telecommunications markets or are in the process of regulatory liberalization. In 1997, the Company established operations in France, Italy and Spain and, in 1998, expects to establish operations in Germany and Sweden. The Company believes there is a significant advantage to being an early entrant in such markets because there is often a significant divergence between the cost of domestic and international calls in markets that have not commenced, or are just commencing, liberalization. In addition, LDI intends to concentrate on smaller regional markets where there is often less competition. Particularly in smaller markets, prior to installing facilities, LDI will generally establish a presence by reselling traffic on other carriers' networks. In countries where interconnection with the PTO is currently not available, LDI may provide dial-in services to establish an early market presence prior to further liberalization of the market.

     EXPAND EXISTING OPERATIONS

     In the United States, LDI plans to complete its expansion of operations to all states except Alaska during the second half of 1998. Further, it plans to expand its marketing channels by commencing a master agent program and to target its sales efforts at certain selected market segments. In the United Kingdom, LDI plans to expand its agent program and increase direct response advertising to residential customers. In France, LDI plans to extend its services to residential customers in 1998.

     LDI intends to further penetrate the domestic and international long distance telecommunications markets in the United States and United Kingdom by offering a broader range of value-added services at competitive prices. LDI is one of two companies selected by British Telecom to resell, on a trial basis, local loop services to residential and small business customers. Further, LDI recently acquired a British reseller of cellular communications services by making a tender offer which expired on May 15, 1998. This acquisition provides the Company with an expanded product range and the opportunity to further penetrate the United Kingdom market by cross-selling its services to subscribers of this company. Where appropriate, LDI also intends to resell minutes of traffic capacity to other telecommunications providers.

     DESIGN, DEVELOP AND IMPLEMENT A COST-COMPETITIVE, MULTINATIONAL NETWORK

     By designing, developing and implementing a multinational network, LDI believes that it will be able to reduce the cost and expand the scope of services offered in its targeted markets. As the cost of owning and operating the network upon completion of its buildout will be relatively fixed, the marginal cost of additional minutes of traffic will decline. LDI intends to install only carrier grade switches with enhanced service platforms, which will allow it to offer a broad range of services such as calling card and prepaid services. The Company plans to have each switch connected to at least two other switches to ensure network quality and full redundancy, and to enhance least cost routing.

     The Company will seek to manage the investment of capital within its network on an incremental basis in order to maximize the efficiency of its capital expenditures program. In general, the Company transmits traffic by leasing capacity on a variable cost per minute basis until it believes that a direct investment in facilities or a fixed cost lease arrangement between countries or on a particular route is warranted. When the cost of owning facilities is justified relative to leasing facilities or reselling other carriers' networks, the Company plans to invest in facilities and thereby expects to increase its gross margins and lower its overall transmission costs. See "Risk Factors -- Limited Operating History," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "-- The LDI Network." The Company believes that ownership of its network will allow it to lower its unit cost, broaden the range of its available services, and better control fraud.

     The Company intends to pursue the wholesale market in order to maximize utilization of its network by selling or trading excess capacity to other carriers.

     EMPLOY FOCUSED AND COST-EFFECTIVE SALES AND MARKETING CHANNELS; ESTABLISH A GLOBAL BRAND

     The Company is focusing on providing telecommunications services to residential and SME customers, who are frequent users of international long distance telecommunications but are typically underserved by larger telecommunications companies. In 1997, approximately 35% of LDI's United States long distance revenues was from international calls made by United States customers compared with approximately 10% for the United States market and approximately 47% of LDI's United Kingdom long distance minutes and 78% of revenue was from international calls made by United Kingdom customers. LDI primarily uses direct response and agent telemarketing programs to attract customers onto its network. Many of its programs are carefully designed to attract new customers from certain market segments, such as the ethnic and expatriate communities and internationally focused industry sectors. To market its services more effectively to both residential and business customers, the Company is building a network of agents who will sell LDI's products and services in each market in which it provides services. The Company intends to minimize the fixed overhead cost of its sales and marketing channels. Through its sales and marketing and public relations activities, LDI seeks to develop stronger brand awareness and to establish a global brand. See "-- Sales and Marketing."

     PURSUE STRATEGIC ALLIANCES AND ACQUISITIONS

     The Company has used and expects to continue using strategic alliances and acquisitions to expand its business. LDI may make an acquisition, enter into a joint venture or form a strategic alliance with another carrier to swap traffic and interconnect its network thereby enhancing the efficiency of its network and the network of its strategic partner. The Company continuously reviews potential acquisitions which it believes will expand or enhance its current operations by providing the Company with the opportunity to enter additional strategic markets or to strengthen its operations in an existing market. In particular, LDI seeks to acquire businesses with an established customer base, compatible operations, telecommunications licenses, or experienced management. For example, LDI recently acquired the assets of Speedial, a prepaid residential service provider in the United Kingdom, and made a tender offer to acquire Newgate, a reseller of wireless services in the United Kingdom, which tender offer expired on May 15, 1998. These acquisitions allowed the Company to expand its product range, to enter the ethnic residential market sector in the United Kingdom and to acquire a new direct marketing channel.

     DEPLOY TECHNOLOGICALLY ADVANCED INFORMATION SYSTEMS TO FACILITATE BILLING AND CUSTOMER SUPPORT FUNCTIONS

     The Company believes that advanced effective and flexible billing and customer care information systems are vital to support its anticipated growth. In the United States, LDI plans to upgrade its information systems, as well as to purchase off-the-shelf platforms to be customized to suit the Company's needs. The Company has retained a management information systems consultant (see "Certain Transactions") to assist it in selecting a cost-effective system designed to have the following key features:

     - flexibility with respect to billing for various telecommunications services and billing formats;
     - ability to support LEC, direct and wholesale/carrier billing;
     - scalability for increases in number of customers and calling volume; and
     - ability to support detailed management information with respect to customer care and business performance.

     The Company has commenced upgrading its information systems in the United States. In Europe, the Company has purchased an Oracle-based billing and rating engine that supports billing in local currencies and currently expects such system to be operational in June 1998. This platform is being used by other telecommunications providers in Europe.

SERVICES

     By the end of 1998, the Company anticipates that it will offer telecommunications services in markets that originate over 50% of the world's international telecommunications traffic. The size of each market in which the Company currently offers or intends to offer services during 1998 is set forth below:

                                                               1996 VOLUME          PERCENTAGE
                                                               OF OUTGOING       OF 1996 OUTGOING
                          COUNTRY                              MINUTES(1)      INTERNATIONAL TRAFFIC
                          -------                             -------------    ---------------------
                                                              (IN MILLIONS)
United States...............................................      18,830               26.9%
Germany.....................................................       5,100                7.3
United Kingdom..............................................       4,569                6.5
France......................................................       3,116                4.4
Italy.......................................................       2,124                3.0
Spain.......................................................       1,189                1.7
Sweden......................................................       1,026                1.5
                                                                  ------               ----
          Total.............................................      35,954               51.3%
                                                                  ======               ====

---------------
(1) All data were taken from Telegeography 1997/1998, which is published by Telegeography, Inc.

     The following tables summarize LDI's service offerings by principal geographic and target market as of June 1, 1998 and as projected by December 31, 1998:

                                                             SERVICES
                           ----------------------------------------------------------------------------
                           DIAL-AROUND   EQUAL ACCESS     POSTPAID                 WHOLESALE   PREPAID
     TARGET MARKETS          "10XXX"         "1+"       CALLING CARD   TOLL-FREE   SERVICES    WIRELESS
     --------------        -----------   ------------   ------------   ---------   ---------   --------
United States
  Residential............      --             --             --           --                       L
  SME....................      --             --             --           --
  Carrier................                                                              L

                                                                                                PREPAID
                                                                                   POSTPAID   RESIDENTIAL
                            EASY ACCESS     CLOSED USER                            CALLING     OR PREPAID                WHOLESALE
                             "1XXX"(1)       GROUP(2)     CALLBACK(2)   LOCAL(3)     CARD     CALLING CARD   TOLL-FREE   SERVICES
                           --------------   -----------   -----------   --------   --------   ------------   ---------   ---------
United Kingdom
  Residential............         L                                         L         --           --
  SME....................        --                                         L         --                        --
  Carrier................                                                                                                    L
Italy
  Residential............
  SME....................         L             --            --                       L
  Carrier................
France
  Residential............         L                                                    L            K
  SME....................         L             --                                    --            K            L
  Carrier................                                                                                                    L
Spain
  Residential............
  SME....................                       --                          K         --            K
  Carrier................
Sweden
  Residential............
  SME....................         L                                         K
  Carrier................
Germany
  Residential............         L                                                    L            L
  SME....................         L                                         K                       K
  Carrier................                                                                                                    L

Key: -- Available June 1, 1998
     L Expected to be available by December 31, 1998
---------------
(1) Subject to obtaining interconnection with the local PTO. See "-- The LDI Network -- Interconnection Agreements."

(2) The Company anticipates that these services will be upgraded to "1xxx" service in France and Italy before December 31, 1998.

(3) Pursuant to trial program with British Telecom. See "-- Local Services."

     INTERNATIONAL AND DOMESTIC LONG DISTANCE SERVICES

     LDI's international and domestic long distance services can be accessed from the customer's billing location using equal access, easy access, dial-around, closed user groups or callback access. LDI's international and domestic long distance service generally enables customers to call to any long distance destination within the country and to over 200 countries worldwide.

     Equal Access. In jurisdictions allowing equal access, a customer that selects LDI as the customer's long distance carrier can make long distance calls on LDI's network without dialing any special access number or code (e.g., in the United States, equal access customers simply dial "1" plus the number being called). LDI can offer equal access where LDI has a switch or POP and is interconnected to the PSTN. LDI currently offers equal access in 27 states of the United States and expects by year-end 1998 to offer equal access service in additional states and, if regulatory conditions allow and interconnection is available, in Germany.

     Easy Access. "1xxx" or easy access enables a long distance customer to access LDI's network from the customer's home or office by dialing LDI's four digit access code for the applicable country and then the number the customer is calling. The customer does not need to dial a further personal identification number ("PIN") or code. This access method is available to customers with an LDI account who are connected to the PSTN by means of a digital exchange. LDI can offer easy access where LDI has a switch or POP if regulatory conditions allow for such (but do not permit equal access) and interconnection is available. LDI currently offers easy access in the United Kingdom and expects to offer easy access in Sweden, France, Germany and Italy by year-end 1998. Depending on a customer's spending volume, LDI may install call routing equipment (i.e., auto-dialers) or reprogram the customer's private automatic branch exchange to automatically dial the "1xxx" code on long distance calls. In certain countries, the access code may be more than four digits.

     Dial-Around. LDI's dial-around service enables a United States long distance customer to access LDI's network from the customer's home or office by dialing a "10xxx" prefix ("10799" for LDI in the United States) and then the number the customer is calling. The FCC has proposed to expand carrier identification codes from "10xxx" to a "101xxxx" format commencing July 1, 1998. A transition period during which both formats can be utilized is in effect. There can be no assurance that the change in format will not have a material adverse effect on the Company's dial-around business. The customer can access LDI's network even if LDI has not been selected as the customer's presubscribed long distance carrier. The customer can thereby "dial around" their presubscribed long distance carrier to take advantage of LDI's long distance rates. LDI currently offers dial-around services in 27 states of the United States and expects to offer such in additional states and, if regulatory conditions allow and interconnection is available, in Germany by year-end 1998.

     Closed User Group. LDI offers international long distance service in certain western European markets where it does not have a carrier-to-carrier interconnection with the PTO by providing a local telephone number that enables a long distance customer to access LDI's network from the customer's home or office. Upon accessing LDI's network through such local call, the customer dials the number the customer is calling. In most countries, customers must prefix this number with a PIN authorization code. This access method can be available wherever LDI has a switch or POP or an agreement with a carrier that has such. LDI may offer this service to establish its presence in a new market prior to full interconnection with the local PTO. LDI currently offers closed user group services in Italy, France and Spain but intends to transition to easy access ("1xxx") service in Italy and France by year-end 1998.

     Callback. Callback access enables a long distance customer to access LDI's network from markets where LDI does not have in-country facilities or a resale agreement. The customer accesses LDI's network from the customer's home or office by dialing a long distance telephone number. The customer will receive a "call back" from such number and can then use such telephone line to dial the number the customer is calling. LDI may offer this service to establish a presence in a new market prior to full inter-connection with the local PTO. LDI currently offers callback services in Italy but intends to transition to easy access service there by year-end 1998.

     LOCAL SERVICES

     Local telecommunications service is service within a customer's local calling area. The Company is currently one of two companies participating in a trial of a new program with British Telecom to offer local service in London which commenced on March 1, 1998. Under this program called "Calls and Access," LDI markets local services by reselling the British Telecom line rentals and local calls, with certain of British Telecom's value-added services, to residential and small business customers billed under the LDI brand name. British Telecom passes on the call records to LDI for billing; the customers then receive only one bill from

LDI. This allows LDI to offer postpaid long distance services to residential and small business customers in the United Kingdom using either LDI's network or by reselling British Telecom's network under the LDI brand name. The Company does not currently plan to provide local services in any other of its markets.

     CALLING CARD SERVICES

     LDI offers calling card services as an additional service for its presubscribed long distance customers in the United States and United Kingdom. LDI's calling cards allow customers to avoid using higher cost hotel or pay telephones when travelling in the country of issue and in over 40 countries. LDI's calling card service is accessed from a country by dialing an international freephone number for that country followed by the caller's account number and PIN. LDI has been allocated a group of universal international freephone numbers ("UIFNs"). One of these will be used for the calling card so that the same toll-free number will be available to access the LDI network from 16 European countries. In Europe, LDI's calling cards provide value-added services such as voice mail and message delivery. Calling cards are billed on a postpaid basis.

     PREPAID SERVICES

     Calling Card. LDI's prepaid card service is a prepaid version of its calling card. Customers purchase cards with a PIN code and a credit balance which allows them to access the service via a toll-free number until the credit balance has been used up or the PIN expires. LDI's prepaid card has similar value-added features to its postpaid card and offers competitive rates to international destinations. LDI's prepaid card is available in the United Kingdom and France and is distributed through agents and retailers.

     Residential. LDI also offers a prepaid residential service in the United Kingdom. This service is accessed by dialing a toll-free access number or "1xxx" code. The customer then receives a second dialtone and dials the destination number. No PIN code is required when calling from a home number that is presubscribed to LDI's service and is connected to the PSTN by means of a digital exchange.

     TOLL-FREE SERVICES

     LDI provides domestic toll-free service to customers in the United States and the United Kingdom (i.e., "800" or "888" service in the United States and "0800" in the United Kingdom). This service is targeted at customers who have a substantial number of incoming domestic long distance calls. Customers of LDI's toll-free service are assigned a toll-free number. Calls to the toll-free number are routed to the LDI network. From there, the call is transmitted to the customer's location in the same manner as other calls routed through the LDI network.

     WHOLESALE SERVICES

     In both the United States and in Europe, LDI anticipates that it will sell capacity to carrier customers.

     Carrier services are sold at substantially lower margins than LDI's other services. However, because carrier customers purchase transmission capacity in bulk, these services will allow LDI to increase the amount of transmission capacity that it purchases, enabling it to obtain volume discounts on transmission capacity from its vendors and, therefore, realize lower unit costs. In addition, the sale of transmission capacity on LDI's IRUs and leased lines will allow LDI to generate additional revenues on transmission lines operating at less than full capacity without incurring significant marginal costs. Carrier customers frequently change vendors based on small differences in price and certain carrier customers could subject LDI to credit risks.

     By maintaining a constantly updated database of carriers, rates and routings, LDI believes it will be able to compete effectively in this market.

     WIRELESS SERVICES

     LDI is currently test marketing prepaid wireless service for hand-held mobile phones in the United States through a resale agreement with a United States cellular network provider. In addition, LDI recently acquired a British reseller of cellular communications services through a tender offer which expired on May 15, 1998.

This acquisition also provides the Company with an expanded product range and the opportunity to further penetrate the United Kingdom market by cross-selling its services to subscribers of this company.

SALES AND MARKETING

     The Company markets its services to residential and SME customers with significant long distance calling needs and recently commenced marketing to carrier customers. LDI will rely on a combination of direct response marketing, indirect sales, outbound telemarketing, direct sales and affinity programs in marketing its services to its customers. Residential customers will be solicited through direct mail and telemarketing and SME customers through direct and agent sales. In each metropolitan area in Europe, LDI will hire a dealer manager to manage relationships with local agents. Wholesale services will be marketed to carriers by LDI's in-house direct sales force.

     LDI'S TARGET MARKETS

     Residential. LDI's services are marketed primarily to residential customers with significant international calling needs such as expatriate and ethnic communities. The Company believes that approximately 60% of the 100 million households in the United States have not enrolled in a discount long distance calling program. In the United States, the Company has targeted the Asian and Hispanic communities. In Europe, the Company targets and plans to target the various large ethnic communities, such as the Indian, Pakistani, Caribbean and African communities in the United Kingdom and the Turkish and eastern European communities in Germany.

     SME. The Company targets small and medium-sized businesses that originate in excess of $500 in international telephone calls per month. The Company believes that this market segment offers significant opportunities because it has traditionally been underserved by the major global telecommunications carriers and the PTOs, which offer their lowest rates and best services primarily to higher volume multinational business customers.

     Carrier. The Company recently began offering international termination and transit traffic services to other carriers, including resellers, on a wholesale basis. The Company anticipates that significant levels of traffic volume generated by such carrier customers will enable the Company to obtain volume discounts on transmission capacity from its vendors. The Company believes that revenues from its carrier customers will represent a significant portion of the Company's overall revenues in the future. See "Risk Factors -- Inability to Predict Traffic Volume" and "-- Services -- Wholesale Services."

     DISTRIBUTION CHANNELS

     The following table summarizes LDI's current and planned distribution channels as of June 1, 1998 and as projected by December 31, 1998:

                                                                    DISTRIBUTION CHANNELS
                                     -----------------------------------------------------------------------------------
                                     DIRECT RESPONSE
          TARGET MARKETS                MARKETING      INDIRECT SALES   TELEMARKETING   DIRECT SALES   AFFINITY PROGRAMS
          --------------             ---------------   --------------   -------------   ------------   -----------------
United States
  Residential......................         K                 K               K
  SME..............................         K                 L               K               L                K
  Carrier..........................                                                           K
United Kingdom
  Residential......................         K                 L                                                L
  SME..............................                           K               K               K                K
  Carrier..........................                                                           L
Italy
  Residential......................
  SME..............................                           K
  Carrier..........................
France
  Residential......................         L                 L               L                                L
  SME..............................                           K               K               K                L
  Carrier..........................                                                           L
Spain
  Residential......................
  SME..............................                           K
  Carrier..........................
Sweden
  Residential......................
  SME..............................                           L
  Carrier..........................
Germany
  Residential......................         L                 L               L                                L
  SME..............................                           L                               L                L
  Carrier..........................                                                           L

Key: K Available June 1, 1998
     L Expected to be available by December 31, 1998

     Direct Response Marketing. The Company markets its services to the residential market and, to a lesser extent, to the SME market through direct response marketing. Direct response marketing includes direct mailings, newspaper advertisements, inserts in newspapers, television and radio commercials and advertising in various other media. In the United States, direct response marketing programs generate dial-around revenue as well as in-bound calls to the Company's telemarketing center. In 1997, LDI mailed 114.4 million direct mail inserts compared to 43.9 million inserts in 1996.

     The Company plans to enhance the targeting of its direct response marketing through market analysis utilizing LDI's residential database and external data. Such market analysis uses advanced socio-demographic profiling of customers based on geographic area, customer lifestyle, usage patterns and other information. The Company anticipates that this socio-demographic profiling will also be used in Europe for residential marketing.

     Indirect Sales. The Company primarily markets its services to the SME market by means of indirect sales through generally nonexclusive arrangements with agents to sell services under the LDI brand name. This channel is also used to sell to residential markets and to sell prepaid cards through retail channels. Agents generally sign a letter of authority with the Company which allows the agents to sell the Company's services; however, the Company is entitled to reject any sales order or contract introduced by an agent. LDI's dealer managers currently have relationships with 260 master agents and the Company intends to significantly expand its agent program. LDI typically pays an agent between 6% and 15% of ongoing collected revenues. Agents are recruited and managed by LDI-employed dealer managers. LDI anticipates that its incentive programs, training programs and back office and marketing support for dealers and agents will be a competitive strength in recruiting and managing agents.

     Telemarketing. The Company has established in-house call centers in the United States and the United Kingdom to engage in telemarketing. The Company generates call lists of lapsed or low spending customers and potential new customers from both billing and external data. The Company also uses the telemarketing call center to set appointments between prospective SME customers and LDI salespersons or agents. In the United States, the Company also uses the services of independent telemarketing sales organizations.

     Direct Sales. The Company markets its services to the larger SMEs by means of direct sales by a small sales staff. In the United Kingdom, the Company employs six direct sales people. In Paris, the Company employs two direct sales people. The Company deploys direct sales people to specialize in specific customer niches or industry sectors. The Company will market its wholesale services exclusively through direct sales and has retained one sales person in the United States.

     Affinity Programs. The Company also participates in various affinity programs to market its services. Affinity programs are programs whereby two or more companies market their respective products or services by promoting a co-branded product or service to the affinity group members. For example, a company with a strong brand or customer base will pass on LDI benefits (e.g., free or discounted calls) to its customers as a method for marketing both LDI's and such company's respective products or services.

     Retail. The Company intends to use retail outlets to distribute its prepaid card and prepaid wireless products to end-users. Relationships with retail outlets will be managed either by LDI agents or, in some instances, relationships with chains will be managed directly by LDI.

     OTHER MARKETING CONSIDERATIONS

     Customer Care. The Company will continue to use proactive customer care teams to manage existing residential and SME customers' accounts in order to retain customers and to sell additional services. The Company anticipates that it will continue to utilize this sales channel in local offices in new markets.

     Billing. LDI regards its billing as an important feature of its service offerings because it provides information and customized billing formats that may not be available from other carriers. The Company plans to upgrade its billing systems in 1998 to provide additional flexibility, capacity and scalability for growth. See "-- Information Technology." For all directly billed postpaid products, customers receive an LDI bill in addition to a bill from their local telephone company for local lines and services, other than with respect to the "Calls and Access" program with British Telecom. See "-- Local Services." In the United States, all dial-around customers and most presubscribed customers receive their LDI long distance bill on their LEC bill through a billing arrangement between LDI and the LEC or LEC clearing house. Carrier customers will be directly billed by the Company.

     Competitive Advantages. The Company believes that its competitive advantages against dominant incumbent carriers will be its pricing, its flexible and innovative marketing and packaging and its customer care; against larger facilities-based independent carriers, the Company believes its principal competitive advantages will be its focus on smaller businesses and residential customers, its lower overhead and its early participation in underserved markets; against smaller entrants, the Company believes its broad range of products, its enhanced billing formats and its multinational facilities-based network will be its principal competitive advantages. The Company believes that the dominant incumbents (i.e., PTOs in Europe) will initially be its biggest competitors.

     Brand Development. The Company will continue to coordinate its marketing activities, including monitoring the performance of its sales channels to increase brand awareness. The Company markets its telecommunications services under its "LDI" brand name as well as several additional brand names. LDI also markets its services through other carriers licensed for such purpose on a nonbranded basis. LDI uses the brand name "Speedial" for marketing its prepaid services to ethnic residential customers in the United Kingdom and the brand name "Dynamic Telecom International" for its closed user group services in southern Europe. The Company utilizes public relations services to promote its brands.

     PRICING POLICY

     Residential. The Company monitors the retail prices of other carriers and prices its long distance services to residential customers accordingly. Programs offered to residential customers from time to time include special promotional rates for limited periods, special offers, as well as prepaid programs with incentives to prepay larger amounts. In both the United States and Europe, the Company's marketing materials generally contain price comparisons against the dominant incumbent carriers only.

     SME. In Europe, the Company generally prices at least 15% below the incumbent carriers. LDI also offers a "price promise" in some markets whereby LDI agrees to match or beat rates offered by certain approved competitors. In addition to price, however, the Company emphasizes non-price differentiators such as product range, customer service quality and channel effectiveness in marketing and selling to SMEs.

     Carrier. The Company intends to price its wholesale services based on a margin over underlying variable cost. The wholesale division will maintain an automated "rate vault" database of other carriers' rates and routings to all destinations on a day-by-day basis.

THE LDI NETWORK

     NETWORK ECONOMICS

     By designing, developing and implementing a multinational network and migrating from a switchless resale or hybrid resale environment to a facilities-based environment, LDI believes that it will be able to reduce the cost and expand the scope of its services offered in its targeted markets. As the cost of owning and operating the network upon completion of its buildout will be relatively fixed, the unit cost of additional minutes of traffic will decline. At or above certain volume levels, the fixed cost of capital investment in network infrastructure (even when amortized over only five years) will be lower than the variable per minute settlement rate or rates in the international wholesale market. As the Company's cost structure becomes facilities-based, the Company expects that the majority of its transmission cost will be for interconnection with the PSTN.

     CURRENT NETWORK

     In the United States, LDI owns and operates a DEX Switch located in Fort Lauderdale, Florida and currently leases switch partitions in New York City, New York; Birmingham, Alabama; Charlotte, North Carolina; Denver, Colorado; and Los Angeles and Oakland, California. The partition leases are on a flat-fee month-to-month basis. LDI also leases on a per minute basis switching and network capacity in Davenport, Iowa; Las Vegas, Nevada; Chattanooga, Tennessee; and Washington, D.C. In other markets in which LDI operates, it acts as a switchless reseller, buying minutes of traffic capacity from other providers. Typically, the service provider posts the Company's billing records on an electronic bulletin board on a daily basis for retrieval by LDI.

     In western Europe, LDI owns and operates a DEX Switch with an international gateway in London, which is connected to the Company's United States network and various international facilities-based carriers in Europe. LDI operates mostly as a switchless reseller in Europe, except with respect to the United Kingdom residential market. Accordingly, in Europe, LDI purchases minutes of traffic from other facilities-based carriers.

     In the United States, the Company's switching facilities are interconnected through leased long distance transmission lines. Outside the United States, LDI uses a combination of leased facilities and acquired IRUs on international fiber facilities.

     NETWORK UPGRADE AND EXPANSION

     By the end of 1998, LDI plans to install switches in New York City, New York; Chicago, Illinois; Fresno, California; Raleigh, North Carolina; and Tulsa, Oklahoma, which switches will replace the Company's switch partition and leased switch capacity in Las Vegas, Nevada; Oakland and Los Angeles, California; Davenport, Iowa; Chattanooga, Tennessee; Charlotte, North Carolina; and Washington, D.C. LDI will continue to lease switch partitions in Birmingham, Alabama and Denver, Colorado and will commence leasing an additional switch partition in Seattle, Washington. The Company intends to connect each switch to at least two other switches by DS-3 (45 Mb) leased lines, and connections to local telephone service will be through DS-1 (1.54 Mb) leased lines. The New York switch will also act as an international gateway between the Company's network in the United States and Europe, when it is placed in service in the third quarter of 1998. The Fort Lauderdale and Fresno switches will also be upgraded to act as international gateways between South America and the Pacific Rim, respectively, when traffic justifies.

     In Europe, LDI plans to have installed main hub switches in Paris and Hamburg by year-end 1998. In addition, the Company intends to add remote switches in secondary markets including Amsterdam, The Netherlands; Copenhagen, Denmark; Lyons, France; Madrid, Spain; and Milan, Italy, during the course of 1998.

     The following table sets forth the switches the Company's plans to have installed by year-end 1998:

                                                                      EXPECTED COMMERCIAL
            MARKET                       NETWORK ELEMENT                OPERATION DATE
            ------                       ---------------              -------------------
United States
  Fort Lauderdale.............  DEX Switch                              Installed
  New York City...............  DEX Switch/International Gateway          3Q'98
  Fresno......................  DEX Switch(1)                             3Q'98
  Chicago.....................  DEX Switch(2)                             3Q'98
  Tulsa.......................  DEX Switch                                3Q'98
  Raleigh.....................  DEX Switch(3)                             3Q'98
Europe(4)
  London......................  DEX Switch/International Gateway        Installed
  Hamburg.....................  ANS Switch                                3Q'98
                                AXE10 Switch/International                4Q'98
                                Gateway(5)
  Paris.......................  ANS Switch                                3Q'98
                                AXE10 Switch/International                4Q'98
                                Gateway(5)
  Milan.......................  ANS Switch                                2Q'98
  Madrid......................  ANS Switch                                2Q'98
  Lyons.......................  ANS Switch                                3Q'98
  Copenhagen..................  ANS Switch(5)                             4Q'98
  Amsterdam...................  ANS Switch(5)                             4Q'98

---------------
(1) Replaces switch partition and leased switch capacity in Las Vegas, Nevada; and Oakland and Los Angeles, California.

(2) Replaces leased switch capacity in Davenport, Iowa.

(3) Replaces switch partition and leased switch capacity in Chattanooga, Tennessee; Charlotte, North Carolina; and Washington, D.C.

(4) LDI also plans to install POPs in at least ten European cities in Europe by December 31, 1998.

(5) AXE10 Switches replace ANS Switches which will be redeployed in Copenhagen and Amsterdam, respectively.

     To interconnect its European switching installations, LDI plans to use a combination of leased lines and purchased fiber optic facilities. The Company owns or has committed to buy the following fiber optic transmission facilities:

     - CANTAT 3 -- United States to United Kingdom (one E-1)

     - CANTAT 3 -- United Kingdom to Denmark (one E-1)

     - UK - Germany 6 -- United Kingdom to Germany (four E-1s) (currently under construction)

     - Atlantic Crossing 1 -- New York to London (one STM-1) (currently under construction)

     In addition, LDI has entered into a letter of intent to purchase five STM-1s from Viatel on CIRCE, the planned fiber optic ring between London, Paris, Brussels, Rotterdam and Amsterdam, which is expected to be operational by the second quarter of 1999. LDI is also negotiating to purchase an IRU on the FLAG fiber optic cable between the United Kingdom, Spain and Italy, subject to obtaining local backhaul from local telecommunications companies in Italy and Spain.

     The Company is continuing to explore opportunities for acquiring facilities in Europe and Asia, in furtherance of its strategy to develop a cost-competitive multinational network.

     NETWORK INFRASTRUCTURE

     LDI's network construction policies require that all site configurations be as identical to each other as possible, so that all of LDI's site technicians may be able to readily service any site and to reduce training costs. In furtherance thereof, LDI intends to minimize the number of vendors from whom it purchases equipment. Each site must have an electric generator; access to at least two fiber optic cable carriers; 24 hours a day, seven days a week building security; automatic fire protection systems; and secure 24 hour parking for two to three personnel.

     In the United States and Europe each owned switch site will be connected to at least two other switches, and all primary switches will be connected to each other, thereby providing redundancy and increasing the reliability of the network.

     LDI uses or plans to use carrier grade Digital Switch Corp. and Ericsson AB switches, Newbridge Network, Inc. bandwidth management systems, Coherent echo cancelers, and Tadiran digital cross-connect systems.

     LDI intends to employ remote monitoring, maintenance, and management to reduce service costs and response times. The entire system will be managed with SS-7 "out-of-band" signaling, which, among other things, will enable rapid call set-up and real time system monitoring and remediation. All traffic on LDI's network will be analyzed real-time by an automated fraud management system to be located in LDI's network management center, which is under construction in Fort Lauderdale. A mirror (fully redundant) network management center is planned to be located in London, during the first quarter of 1999.

     INTERCONNECTION AGREEMENTS

     The Company currently has interconnection agreements with all the RBOCs and other major LECs in the United States as well as the PTOs in the United Kingdom, Sweden, The Netherlands and Denmark. During 1998, the Company intends to enter into interconnection agreements with the PTOs in France, Germany, Italy, Belgium, Norway, Switzerland and Austria.

INFORMATION TECHNOLOGY

     CURRENT BILLING PLATFORM

     In the United States, the Company bills substantially all of its customers, including all of its dial-around customers, through LEC billing and collection agreements. LDI downloads call records daily from its carriers. The Company's data systems track and rate the call records. The information is transmitted to a billing service bureau, which transmits the data to the appropriate LEC. The LEC then includes LDI's charges in its customers' bills and performs collection. LDI invoices a limited number of large SME customers directly on a monthly basis. In Europe, LDI relies on in-house PC-based billing systems. LDI collects data from carriers, rates the call records and bills its carrier customers directly.

     BILLING PLATFORM UPGRADE

     The Company believes that advanced, effective and flexible billing and customer care information systems are vital to support its anticipated growth.

     In the United States, LDI has commenced upgrading existing systems and plans to purchase new platforms. The Company will buy off-the-shelf software, which will be customized to suit the Company's needs. The Company has retained a management information systems consultant (see "Certain Transactions") to assist it in selecting a cost-effective system designed to have the following key features:

     - flexibility with respect to billing for various services and billing formats;

     - ability to support LEC, direct and wholesale/carrier billing;

     - scalability for increases in number of customers and calling volume; and

     - ability to support detailed management information with respect to customer care and business performance.

     In Europe, the Company has purchased an Oracle-based billing and rating engine that supports billing in local currencies (GENEVA), from Generic Technology in Cambridge, England. The Company expects the GENEVA system to be operational in June 1998. The software will handle retail business and residential billing, as well as wholesale requirements. The GENEVA software is currently being used by other European telecommunications providers.

     LDI employs its own programming staff to meet ongoing country and product development/marketing requirements. Outsourcing is used for non-recurring programming in Oracle and Helpdesk applications. LDI anticipates that the processing of monthly billing will be outsourced to third parties. The Company believes that this will lead to reductions in headcount, mailing systems and postal costs.

COMPETITION

     The provision of telecommunications services is extremely competitive and will become increasingly so as the regulatory barriers to entry into telecommunications markets are reduced or eliminated. LDI believes that the non-United States and non-United Kingdom markets into which LDI intends to expand its operations will experience increased competition and will begin to resemble the competitive landscape in the United States, in part as a result of regulatory initiatives. However, it appears that continental European telecommunications markets may experience price competition more rapidly and more extensively than was experienced when deregulation occurred in the United States and the United Kingdom.

     Competition for customers is primarily on the basis of price and, to a lesser extent, on the type and quality of services offered and customer service. LDI has a large number of competitors which may use their substantial financial resources to cause severe price competition in the markets in which LDI operates, which would require LDI to reduce its prices in order to remain competitive. Many of the Company's larger competitors have lower incremental transmission costs than the Company due to, among other things, greater use of owned transmission capacity, more favorable interconnection rates and volume discounts on transmission. Furthermore, in certain European countries (including France and Italy), telecommunications companies that make substantial investments in network infrastructure will receive a substantial discount on interconnection rates. The Company does not expect to qualify for such a discount in the foreseeable future. In addition, certain of the Company's competitors offer customers an integrated full service telecommunications package consisting of local and long distance voice, data and Internet transmission. The Company does not offer all of these services and does not presently plan to do so, which could have a material adverse effect on the Company's ability to compete.

     In the United Kingdom, British Telecom reduced its retail prices pursuant to the requirements of Oftel. In continental Europe, France Telecom and Deutsche Telekom have recently taken steps to substantially reduce prices in an effort to protect their market share and deter competitors, such as the Company. France Telecom has obtained approval to reduce retail prices on domestic and international long distance services by an average of 9% during each of 1997 and 1998 and 4.5% during each of 1999 and 2000. Deutsche Telekom has announced that, subject to regulatory approval, it intends to reduce retail prices on domestic and international long distance service by up to 40%. In the United States, the FCC adopted rules which are designed to bring downward pressure on international telephone rates. The FCC is requiring United States international facilities-based carriers to negotiate lower settlement rates with correspondent foreign carriers that deliver calls in foreign jurisdictions. The FCC expects such lower settlement rates to become effective on a transitional basis, commencing January 1, 1999 for major countries, with lower settlement rates to become effective for substantially all countries by January 1, 2003. Corresponding price reductions by LDI could reduce LDI's revenues and margins, which could have a material adverse effect on LDI's business. The Company has experienced, and expects to continue to experience, declining revenue per billable minute in all of its markets, in part as a result of increasing worldwide competition within the telecommunications industry. LDI also experiences customer attrition, or "churn," as a result of the highly competitive nature of its markets and expects current levels of churn to continue or increase.

     LDI's success will depend upon its ability to compete with a variety of other telecommunications providers in each of its markets. In the United States, the long distance business is dominated by AT&T, MCI, Sprint and WorldCom and includes numerous other carriers for domestic and international long distance calls. Congress has substantially amended the Communications Act by enacting the 1996 Act, making RBOCs eligible, subject to FCC approval, to offer domestic long distance and international telecommunications services in their "in region" service areas, where they control essential facilities such as local lines connecting to the premises of customers. The FCC also has substantially reduced the regulatory constraints on AT&T, LDI's largest competitor, by declaring AT&T to be "non-dominant," first in the domestic long distance market and more recently in the international market, thus, granting AT&T more pricing and service flexibility and permitting it to compete more effectively with smaller inter-exchange carriers such as LDI.

     In Europe, LDI's competitors include (i) PTOs, (ii) alliances such as AT&T's alliance with Unisource (itself a joint venture among Telecom Netherlands, Telia AB and Swiss Telecom PTT), and Sprint's alliance with Deutsche Telekom and France Telecom, known as "Global One," (iii) companies offering international telecommunications services, such as Esprit, Econophone, Inc., Primus, Viatel and RSL Communications, Ltd., (iv) new entrants into the European telecommunications industry which are partially owned by large European industrial or utilities companies such as Arcor Mannesmann in Germany, Omnitel in Italy and Energis in the United Kingdom, and (v) other companies with business plans similar in varying degrees to LDI's.

     Because all of the Company's targeted European markets (other than the United Kingdom) have only recently liberalized or are still in the process of liberalizing the provision of telephone services, customers in these markets are not accustomed to obtaining services from competitors to PTOs and may be reluctant to use new providers, such as the Company. PTOs also generally have certain competitive advantages over the Company and other providers due to their control of local connectivity, their extensive ownership of facilities, their ability to delay or prevent equal access to lines and the reluctance of some regulators to adopt policies and grant regulatory approvals that would result in increased competition for the local PTO. PTOs are able to threaten and implement disconnection if an invoice is unpaid, while LDI cannot threaten or arrange for disconnection of a customer where LDI is not the local service provider.

     The WTO recently concluded an agreement, known as the WTO Agreement, which opens the telecommunications markets of the signatory countries to foreign carriers on varying dates beginning February 5, 1998. The WTO Agreement is subject to legislative ratification in many of the 70 signatory countries. Although the WTO Agreement may open additional markets to LDI or broaden the permissible services that LDI can provide in certain markets, the WTO Agreement also may subject LDI to greater competitive pressures in its markets, with the risk of losing customers to other carriers and reductions in LDI's rates. See "-- Regulation -- World Trade Organization Initiatives."

     LDI also may experience competition in one or more of its markets from competitors utilizing new or alternative technologies and/or transmission methods, including cable television companies, wireless telephone companies, satellite owners and resellers, Internet service providers, electric and other utilities, railways, microwave carriers and large end users that have private networks. Existing telecommunications companies, including AT&T, are implementing plans to offer voice telecommunications services over the Internet at substantially reduced prices.

     Each of the markets in which LDI offers or intends to offer its services will present unique competitive factors. There can be no assurance that LDI will be able to effectively compete in any given market and the success of LDI's strategy in any one market is not necessarily indicative of its ability to succeed in any other market. See "Risk Factors -- Competition."

REGULATION

     A summary discussion of the regulatory frameworks in certain geographic regions in which LDI operates or has targeted for penetration is set forth below. This discussion is intended to provide a general outline of the more relevant regulations and current regulatory posture of the various jurisdictions and is not intended as a comprehensive discussion of such regulations or regulatory posture. There can be no assurance that future regulatory, judicial or legislative changes will not have a material adverse effect on LDI, that domestic or international regulators or third parties will not raise material issues with regard to LDI's compliance or noncompliance with applicable laws and regulations or that other regulatory activities will not have a material adverse effect on LDI. See "Risk Factors -- Regulatory Restrictions."

     UNITED STATES

     LDI's United States operations are subject to extensive federal and state regulation. Federal laws and FCC regulations apply to interstate telecommunications (including international telecommunications that originate or terminate in the United States), while particular state regulatory authorities have jurisdiction over telecommunications originating and terminating within the state.

     Federal. The FCC currently regulates LDI as a non-dominant carrier with respect to both its international and domestic long distance services. In the domestic, as distinguished from the international sector, the FCC abstains from closely regulating the services and charges of non-dominant carriers. Nevertheless, the FCC acts upon complaints against such carriers for failure to comply with statutory obligations or with the FCC's rules, regulations and policies. The FCC also has the power to impose more stringent regulatory requirements on LDI and to change its regulatory classification. In the current regulatory atmosphere, LDI believes that the FCC is unlikely to do so with respect to LDI's international or domestic service offerings.

     FCC policy and rules authorize (without the need to obtain specific service authorizations) a non-dominant carrier to provide domestic interstate telecommunications services, and generally to resell international private leased lines connected to the PSTN in Canada, Sweden, the United Kingdom, Australia, The Netherlands or New Zealand. In the international sector, specific FCC authorizations, which LDI has acquired, are required for the resale of switched and private line services of United States facilities-based carriers, and to provide telecommunications services, both switched and private line, as a facilities-based carrier by acquiring circuits on various undersea cables or leasing satellite facilities. The FCC reserves the right to condition, modify or revoke such domestic and international authority for violations of the Communications Act or the FCC's regulations, rules or policies promulgated thereunder. Although LDI believes the probability to be remote, a rescission by the FCC of LDI's domestic or international authority or a refusal by the FCC to grant additional international authority would have a material adverse effect on LDI.

     LDI, as a non-dominant carrier, is required to file with the FCC domestic and international tariffs containing charges and related practices, regulations and classifications. The FCC presumes the tariffs of non-dominant carriers to be lawful. The FCC could, however, investigate LDI's tariffs, upon its own motion or upon complaint by a member of the public. As a result of any such investigation, the FCC could order LDI to revise its tariffs, or the FCC could prescribe revised tariffs.

     LDI holds global facilities-based authorization under Section 214 of the Communications Act for international resale carriers which permits LDI to provide services or use facilities between the United States and all other countries and authorization under Section 214 for resale of private lines connected to the PSTN between the United States and the United Kingdom. LDI holds all necessary Section 214 authorizations for conducting its present business but may need additional authority in the future. LDI is authorized to resell
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

international private lines to Canada, Sweden, the United Kingdom, Australia, The Netherlands and New Zealand, for the provision of voice and data services.

     The FCC has proposed to expand carrier identification codes from "10xxx" to a "101xxxx" format commencing July 1, 1998. A transition period during which both formats can be utilized is in effect. There can be no assurance that the change in format will not have a material adverse effect on the Company's dial-around business.

     The FCC also has proposed rules (which may or may not be adopted in their proposed form) which are designed to bring downward pressure on international telephone rates. The FCC is proposing to require United States international facilities-based carriers to pay lower settlement rates to their correspondent foreign carriers. Any resulting savings to the United States facilities-based carriers might be passed along to their customers in the form of reduced rates for international calls.

     The FCC requires long distance carriers to pay access charges to payphone providers for calls made from payphones to toll-free numbers administered by long distance carriers. As of October 7, 1997, all long distance carriers, irrespective of their annual toll revenues, must pay to each payphone operator $.284 for each access or toll-free call made from the operator's payphones unless the payphone operator and the long distance carrier agree upon a different rate of compensation. There can be no assurance that LDI will be able to fully pass this cost on to its customers or that doing so will not result in a loss of customers.

     State. The intrastate long distance operations of LDI are subject to various state laws and regulations. In addition, the majority of the states require the Company to register or apply for certification prior to initiating intrastate interexchange telecommunications service. Most states also require LDI to file and maintain detailed tariffs listing their rates for intrastate service. To date, the Company is certified to provide intrastate interexchange telecommunications services in 41 states and the District of Columbia. LDI anticipates receiving approval from all states, except Alaska, by year end 1998. The laws of certain states, including the rules, regulations and policies of certain state regulatory authorities, require entities such as the Company to obtain prior approval or to file ratifications of certain securities issuances, including, in certain cases, the Offering. The Company has filed notifications with state regulatory authorities and is seeking approval of the Offering, where required. While many of such authorities have granted approval, no assurances can be given that the Company will receive such approvals from all of the states in which it is certified. State issued certificates of authority to provide intrastate interexchange telecommunications services can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations.

     UNITED KINGDOM

     The telecommunications services provided by LDI in the United Kingdom are regulated by Oftel, an independent regulatory body. Since the break-up of the United Kingdom telecommunications duopoly consisting of British Telecom and Mercury in 1991, it has been the stated goal of Oftel to create a competitive marketplace from which detailed regulation could eventually be withdrawn.

     In 1991, a "multi-operator" policy was established to introduce increased competition in the market for telecommunication services and infrastructure. Under the multi-operator policy, the United Kingdom Department of Trade and Industry (the "DTI") will recommend the grant of a license to operate a telecommunications network to any applicant that the DTI believes has a reasonable business plan and where there are no other overriding considerations not to grant such license. All public telecommunications operators and international simple resellers operate under individual licenses granted by the Secretary of State for Trade and Industry pursuant to the Telecommunications Act 1984. Most telecommunications systems with compatible equipment that are authorized to be run under an individual license granted under the Telecommunications Act 1984 are permitted to interconnect to British Telecom's network, although the United Kingdom government has indicated that entitlement to interconnection with British Telecom's network may depend on types of services provided by an operator rather than compatibility of equipment in the future. Under the terms of British Telecom's license, it is required to allow any such licensed operator to interconnect its system to British Telecom's system, unless it is not reasonably practicable to do so (e.g., due to incompatible equipment). Oftel has stated that the categories of companies that qualify for interconnection services consist of those network operators that are making significant contributions to infrastructure competition by installing transmission capacity or international simple resale operators making significant contributions to competition in their respective international market.

     Since 1992, the United Kingdom government has permitted competition in the provision of "any to any" international services over leased lines where calls originate and terminate on the PSTN. LDI, through its subsidiary, LDI Ltd., holds an ISR license in the United Kingdom. An ISR license entitles LDI to resell international message, telephone and private line services. Provided that Oftel is satisfied that the licensee is making a significant contribution to competition in the market for international telephony services, the ISR license also enables the licensee to interconnect with, and lease capacity at wholesale rates from, British Telecom, Mercury and other public telecommunications operators. LDI Ltd. has an interconnection agreement with British Telecom in the United Kingdom and implementation was completed in May 1998. As of January 1, 1998, ISR was replaced by ISVR (international simple voice resale) which license permits operators who lease international private leased circuits to conduct all activities previously permitted by an ISR license. LDI Ltd. was granted an ISVR as of December 31, 1997.

     In the United Kingdom, there was until recently a duopoly on ownership of international cable and satellite facilities vested with British Telecom and Mercury. All other operators were required to buy leased capacity from British Telecom or Mercury, rather than acquiring IRUs on existing cable routes. This constraint was removed in December 1996 when the United Kingdom government began to issue IFLs. An IFL authorizes its holder to provide international telecommunication services over and run its own international infrastructure and systems. There is no limit on the number of these licenses that may be issued. LDI was awarded an IFL on December 19, 1996. The provision of international services by means of the IFL to countries not signatories to the WTO Agreement is subject to proportionate return and parallel accounting conditions. Those conditions exist in all IFL licenses; however, they are not applied to WTO signatory countries. In addition, United Kingdom regulations specify that equal access be available in the United Kingdom by January 1, 2000, although there can be no assurance that equal access will actually be implemented by such date.

     EUROPEAN UNION

     Most EU member states (except for countries such as the United Kingdom, Sweden and Finland, which are already substantially liberalized) are in the initial stages of regulatory liberalization. Regulatory liberalization in these countries may occur either because the EU member state decides to open its own market (e.g., the United Kingdom, Sweden and Finland) or because it is required to do so by one or more regulations or directives issued by the institutions of the European Communities. National governments must pass legislation within their countries to give effect to EU directives. See "Risk Factors -- Regulatory Restrictions."

     In 1990, the European Commission issued a Directive on Competition in the Markets for Telecommunications Services (the "Services Directive") requiring each EU member state to abolish its existing monopolies in the provision of all telecommunications services other than voice telephony to the public. The Services Directive did not require the liberalization of telecommunications infrastructure, nor did it apply to telex, mobile telephony, paging or satellite services. The effect of the Services Directive was to direct EU member states to permit the competitive provision of all services other than voice telephony to the public, including value-added services and voice services within closed user groups. However, as a consequence of inconsistent local implementation of the Services Directive through the adoption of national legislation, there are differing interpretations as to the definition of voice telephony, which can be reserved to the PTOs in those countries which have a derogation from the implementation of the Services Directive, and permitted value-added and closed user group services, which can be provided by competitors. The European Commission generally has taken a narrow view of the definition of voice telephony, declaring that voice services may not be reserved to the PTOs if (i) dedicated customer access is used to provide the service, (ii) the service confers new value-added benefits on users (such as alternative billing methods) or (iii) calling is limited by a service provider to a group having legal, economic or professional ties, namely a closed user group.

     In March 1996, the Services Directive was amended by the adoption of the Full Competition Directive, which required all EU member states, with the exception of Greece, Ireland, Luxembourg, Portugal and Spain, (i) to allow those operators which already have licenses to operate telecommunications infrastructure for specific purposes (such as utility companies or railroad companies authorized to operate telecommunications networks only for their own purposes) to supply liberalized services over such "alternative infrastructure" by July 1, 1996 and (ii) to fully liberalize the supply of all telecommunications services and the provision of telecommunications infrastructure by January 1, 1998. The Full Competition Directive encourages EU member states to accelerate liberalization of voice telephony. Luxembourg has been granted six months derogation. Ireland and Portugal have been granted a derogation until January 1, 2000, although Ireland has indicated that it will liberalize on January 1, 1999. Spain has been granted a derogation entitling it to delay liberalization until November 30, 1998. Greece has been granted a derogation entitling it to delay full liberalization until January 1, 2001. Some EU member states, such as the United Kingdom, Sweden, Finland, The Netherlands and Denmark, implemented liberalization in advance of the January 1, 1998 EU deadline.

     The Full Competition Directive provides for the abolishment, as of January 1, 1998, of all special or exclusive rights that restrict the provision of telecommunications services by companies established in the EU without regard to the destination or origin of the communications involved. However, neither that directive nor the original Services Directive prevent EU member states from maintaining restrictions on companies which are not established in the EU in order to ensure that EU companies are afforded comparable and effective treatment in third countries. Thus, the United Kingdom has in the past limited certain international services on routes to countries that do not have open markets comparable to the United Kingdom's liberalized market. However, in 1994, the United Kingdom ruled that the United States (in addition to certain other countries) provides an equivalent open market and since that date has had no restrictions (subject to operators obtaining the necessary license) on services provided over leased lines between the United States and the United Kingdom. During the second half of 1996, the United Kingdom liberalized all international facilities-based services and international simple resale services between the United Kingdom and other countries subject to certain conditions. The ability of EU member states to in the future enact restrictions in respect of companies which are not established in the EU is expected to be limited to the extent that the WTO Agreement becomes effective within the EU. See "-- World Trade Organization Initiatives."

     The recently adopted Interconnect Directive requires PTOs and operators with significant market power (over 25%) to interconnect on non-discriminatory, transparent, objective cost-based terms with individually licensed operators in the EU. Operators such as LDI that are entitled to benefit from such interconnection rights may also be required to provide interconnection, although not on a cost basis unless the operator has significant market power.

     In addition to the abolition of special and exclusive rights, the Council of the European Communities has stated that it intends to adopt more detailed regulatory measures in order to harmonize the rules applying in the liberalized environment which commenced on January 1, 1998. In this respect, a directive relating to licensing in general and a decision relating to the licensing of satellite PCS services already have been adopted. However, additional directives are expected to be adopted by the Council of the European Communities, although their final content and timing of implementation cannot be predicted at this time.

     Each EU member state in which LDI currently conducts its business has a different regulatory regime and such differences are expected to continue. The requirements for LDI to obtain necessary approvals vary considerably from country to country and are expected to continue to vary. LDI Ltd., and/or its French and Danish subsidiaries have operator authority in Denmark, The Netherlands, Finland and Sweden. Applications have been filed or are in the process of being filed in Germany, France, Italy, Belgium, Switzerland, Norway and Austria. Applications have been filed for closed user group licenses in Portugal, Ireland and Spain. In addition, LDI Ltd. has interconnection agreements with the PTOs in Denmark, The Netherlands and Sweden. Implementation of these agreements is expected to be completed by the end of 1998.

     The Company anticipates that equal access will be available in all western European countries excluding Spain, Portugal, Ireland and Greece by 2001.

     WORLD TRADE ORGANIZATION INITIATIVES

     The WTO recently concluded the WTO Agreement, which opens the telecommunications markets of the signatory countries to entry by foreign carriers on varying dates beginning February 5, 1998. The WTO Agreement is subject to legislative ratification in many of the 70 signatory countries. Pursuant to the WTO Agreement, United States companies would have foreign market access for local, long distance and international services, either on a facilities basis or through resale of existing network capacity. United States companies also would be permitted to acquire, establish or hold a significant stake in foreign telecommunications companies. Conversely, foreign companies would be permitted to enter the domestic United States telecommunications markets and acquire ownership interests in United States service providers. Although the WTO Agreement might open additional markets to LDI or broaden the permissible services that LDI now provides in certain markets, the WTO Agreement also might subject LDI to greater competitive pressures in its existing markets, with the risk of customer diversions to competitive carriers and reductions in LDI's rates.

EMPLOYEES

     As of June 1, 1998, LDI had 253 full-time employees worldwide. Of this total, 156 were based in the United States, 84 in the United Kingdom, 10 in France, 2 in Italy, and 1 in Germany. LDI's United States employees are based principally in its offices in Fort Lauderdale, Florida. In the United Kingdom, LDI's employees are based principally in its offices in London.

     LDI's employees are not represented by a labor union or a collective bargaining agreement. LDI considers its employee relations to be good.

LITIGATION

     LDI is from time to time a party to litigation that arises in the ordinary course of its business operations or otherwise. LDI is not presently a party to any litigation that it believes would have a material adverse effect on its business or operations.

PROPERTIES

     The Company leases approximately 8,300 square feet for its executive offices in Fort Lauderdale, Florida, pursuant to leases which expire October 31, 1998 and for which the Company pays monthly rent of approximately $11,200. LDI plans to relocate its executive offices to approximately 38,000 square feet in Fort Lauderdale, Florida and, in connection therewith, has entered into a lease, to commence upon completion of buildout of the space (currently expected to be in the third quarter of 1998). The lease provides for annual rent of approximately $368,000 in the first year with annual increases and expires in January 2008. In addition, LDI has entered into leases with respect to approximately 13,000 square feet of space in Fort Lauderdale, Florida to serve as the Company's world wide network management center which provide for a monthly rent of approximately $13,000 and expire with respect to approximately 4,500 square feet on July 31, 2000 and approximately 8,500 square feet on October 5, 2001. The Company leases approximately 10,000 square feet in London for its European headquarters and London switch site. The lease provides for monthly rent of approximately $12,600 and expires in 2022. The Company also rents spaces for its smaller sales and marketing offices and its switches in New York and Florida. The Company believes that suitable additional space will be available to it at commercially reasonable rates in all the locations in which it operates or plans to operate.

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

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER SENIOR MANAGEMENT

     The following table sets forth certain information with respect to the directors, executive officers and other senior management of LDI.

                NAME                   AGE                          POSITION
                ----                   ---                          --------
Clifford Friedland...................  46     Chairman of the Board, Co-Chief Executive Officer and
                                              European Managing Director
David Glassman.......................  47     President, Co-Chief Executive Officer and Director
Richard Blume........................  50     Chief Operating Officer and Executive Vice President
John Castellano......................  44     President of Dynamic Telecom International, Inc.
Elizabeth Tuttle.....................  41     Chief Financial Officer
Marilyn Felos........................  40     Treasurer and Vice President of Finance
Mark Neptune.........................  50     Vice President of Network and Regulatory Affairs
Ian Adam.............................  51     European Managing Director
Tim Parsonson........................  29     Director of European Strategy and Acquisitions
Michael Sisselman....................  38     Vice President of International Carrier Sales
Barry Brooks.........................  41     Non-Voting Director
Lawrence Mestel......................  35     Director
Olaf N. Krohg........................  36     Director
Richard Nespola......................  53     Director

     Directors of LDI each serve for a term of one year or until their successors are elected. Holders of the Series B Preferred Stock are entitled to elect two directors and have elected Mr. Krohg as one of such directors. Seruus Capital Partners LLC ("Seruus"), a consultant to the Company, and First Equity Capital Securities, Inc. ("FECS"), placement agent for the Company's 1996 private placement, each have the right to require the Company to use its best efforts to cause a nominee of Seruus or FECS, as the case may be, to be elected as a non-voting director upon its request. To date, neither Seruus nor FECS has made such a request.

     Clifford Friedland co-founded LDI in May 1993, has been Chairman of the Board and Co-Chief Executive Officer of LDI since its inception and acting European Managing Director since March 16, 1998. Mr. Friedland relocated to London in June 1998 where he is responsible for developing and expanding LDI's European operations. Prior to forming the Company, Mr. Friedland co-founded Action Pay-Per-View ("Action PPV"), a 24 hour a day national cable television programmer that transmitted programming via satellite to over 5 million homes in the United States. Mr. Friedland served as a Director of Action PPV from 1989 to 1993. Mr. Friedland also co-founded Long Distance America ("LDA"), a long distance telecommunications reseller, in 1984 and served as its Chairman and a Director until 1989. Mr. Friedland also co-founded United Satellite Communications, Inc. ("United Satellite"), a direct to home satellite service (i.e., DBS or direct broadcast satellite), and served as a Vice President and Director of United Satellite from 1980 to 1984. In 1981, Mr. Friedland co-founded United States Satellite Systems, Inc. ("US Satellite"), a Ku-band satellite system company. Mr. Friedland also co-founded POP Network Inc. ("POP Network"), a satellite delivered music video channel, and served as its Chairman from 1978 to 1980.

     David Glassman co-founded LDI in May 1993 and has been President, Co-Chief Executive Officer and a Director of LDI since its inception. From 1989 to 1993, Mr. Glassman served as consultant to Action PPV. Mr. Glassman co-founded LDA in 1984 and served as its President and a Director until 1989. In 1980, Mr. Glassman co-founded United Satellite. Mr. Glassman co-founded POP Network and served as its President from 1978 to 1980.

     Richard Blume has been Chief Operating Officer and Executive Vice President of LDI since March 16, 1998 and has served as President of LDI Wireless, a division of LDI, since April 1997. From September 1994 to March 1997, Mr. Blume served as President of Digitable Communications, a communications satellite transponder brokerage company. Mr. Blume co-founded Action PPV and served as its President and Chief Operating Officer from 1987 to 1994. From 1984 to 1987, Mr. Blume was President of his own telecommunications consulting firm. Mr. Blume co-founded United Satellite and served as its Executive Vice President and a Director from 1980 to 1984. Mr. Blume co-founded POP Network and served as its Vice President from 1978 to 1980.

     John Castellano has been President of Dynamic Telecom International, Inc. ("Dynamic Telecom"), a wholly-owned subsidiary of LDI, since LDI's acquisition of Dynamic Telecom in May 1993. Mr. Castellano also served as President of Dynamic Telecom prior to the LDI acquisition (at which time Dynamic Telecom was operating under the name International Telecom Services).

     Elizabeth Tuttle has been Chief Financial Officer of LDI since January 1998. From July 1991 to December 1997, Ms. Tuttle served in various capacities at ITT Corporation, including as its Senior Vice President and Treasurer from December 1995 to December 1997. From January 1990 to July 1991, Ms. Tuttle was a Director of Investment Banking of Salomon Brothers Inc ("Salomon Brothers") and from May 1986 to December 1989 she served as a Vice President of Investment Banking of Salomon Brothers.

     Marilyn Felos has been Treasurer and Vice President of Finance of LDI since July 1995. From January 1994 to July 1995, Ms. Felos served as Audit Manager to Mutnick and Associates. From January 1991 to July 1993, Ms. Felos served as Special Projects Manager of Eagle National Bank of Miami. From 1984 to 1989, Ms. Felos served in various capacities, including Controller and Assistant Vice President of Finance, for Telus Communications (formerly Teltec Savings Communications), a telecommunications company. From 1982 to 1984, Ms. Felos served as Audit Senior for Peat Marwick Mitchell. Ms. Felos has been certified as a Public Accountant in the State of Florida since 1982.

     Mark Neptune has been Vice President of Network and Regulatory Affairs of LDI since May 1995. From February 1994 to May 1995, Mr. Neptune served as Vice President of International and Regulatory Affairs for Trescom Incorporated ("Trescom"), a telecommunications company. From February 1993 to February 1994, Mr. Neptune served as Vice President of Operations for STSJ Telephone, a switch based interexchange carrier in St. Thomas, United States Virgin Islands, which was acquired by Trescom. From September 1991 to February 1993, Mr. Neptune worked for MCI's carrier relations group and managed MCI's business relationship with GTE. Prior to September 1991, Mr. Neptune worked at MCI for its Operator Services Product Planning and Project.

     Ian Adam is a consultant to the Company and has served as European Managing Director of LDI since May 1998. From 1994 to January 1998, Mr. Adam served as General Manager, Business Development in Paris, France for British Telecom and from 1991 to 1994, Mr. Adam served as British Telecom's General Manager, Country Operations, Paris, France. From 1985 to 1991, Mr. Adam served in various marketing capacities at Wang Laboratories Inc., a computer services company. From 1979 to 1985, Mr. Adam served in various marketing capacities at General Electric Information Services Co., a computer services company.

     Tim Parsonson has been Director of European Strategy and Acquisitions of LDI since June 1997. From January 1996 to June 1997, Mr. Parsonson served as Managing Director of LDI Ltd. From March 1994 to January 1996, Mr. Parsonson was responsible for Group Planning and Strategic Finance for Tarmac plc, an international construction conglomerate. From October 1990 to March 1994, Mr. Parsonson worked for The COBA Group, a strategy consultant to the telecommunications industry.

     Michael Sisselman has been Vice President of International Carrier Sales of LDI since September 1997. From 1993 to September 1997, Mr. Sisselman served as Director of Carrier Sales of US Fibercom International. From 1987 to 1993, Mr. Sisselman served as Vice President of MenuFax, an interactive telecommunications service bureau.

     Barry Brooks has been a Non-Voting Director of LDI since 1995. Mr. Brooks is a partner, and Chairman of the New York office, of the law firm of Paul, Hastings, Janofsky & Walker, LLP, New York, New York, corporate counsel to Island Trading Co. ("Island"), an entertainment holding company, and a principal shareholder of the Company. See "Principal Shareholders."

     Lawrence Mestel has been a Director of LDI since 1995. Since December 1997, Mr. Mestel has been the Chief Operating Officer of Island and Island Life, an entertainment and hospitality company. From 1994 to December 1997, Mr. Mestel served as Chief Operating Officer for Island Entertainment Group, an entertainment holding company composed of Island Records, Island Pictures, Island Music Publishing and Island. From 1990 to 1993, Mr. Mestel served as Chief Financial Officer to Island Records. See "Principal Shareholders."

     Olaf N. Krohg has been a Director of LDI since July 1997. Since 1995 Mr. Krohg has been a Partner of Advent International Corporation, a principal shareholder of the Company, and is one of the two directors who may be elected by the holders of Series B Preferred Stock. See "Principal Shareholders." From 1992 to 1994 Mr. Krohg was an investment manager for Advent International plc.

     Richard Nespola has been a Director of LDI since December 1997. Mr. Nespola founded and has been the President and Chief Executive Officer of The Management Network Group, Inc. ("TNMG"), a global telecommunications consulting firm, since 1990. Prior to founding TNMG, Mr. Nespola held senior positions with MCI, Sprint, and Telesphere Communications.

EXECUTIVE COMPENSATION

     The following table discloses compensation for fiscal year 1997 received by the Company's Co-Chief Executive Officers and the Company's other most highly compensated executive officers whose total salary and bonus for 1997 exceeded $100,000 (the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                             COMPENSATION
                                                                             ------------
                                                                                AWARDS
                                                                             ------------
                                                       ANNUAL COMPENSATION    SECURITIES
                                                       -------------------    UNDERLYING       ALL OTHER
      NAME AND PRINCIPAL POSITION        FISCAL YEAR        SALARY($)        OPTIONS (#)    COMPENSATION($)
      ---------------------------        -----------   -------------------   ------------   ---------------
Clifford Friedland.....................     1997             127,000          1,000,000         23,000(1)
  Chairman of the Board and Co-Chief
  Executive Officer
David Glassman.........................     1997             127,000          1,000,000         11,000(2)
  President and Co-Chief Executive
  Officer
Richard Blume..........................     1997(4)           75,000            250,000             --
  Chief Operating Officer and Executive
  Vice President(3)
John Castellano........................     1997              71,961                 --             --
  President of Dynamic Telecom
Elizabeth Tuttle.......................     1997(5)               --                 --             --
  Chief Financial Officer

---------------
(1) Represents rent paid on apartment used by the Company which is owned by a corporation owned by Mr. Friedland.

(2) Represents reimbursement of expenses incurred by Mr. Glassman.

(3) Mr. Blume commenced service as Chief Operating Officer and Executive Vice President on March 16, 1998. Mr. Blume has served as President of LDI Wireless since April 1997.

(4) Mr. Blume commenced employment with the Company in April 1997.

(5) Ms. Tuttle commenced employment with the Company in January 1998.

     The following table sets forth information regarding individual grants of stock options to purchase Common Stock made by the Company to the named executive officers pursuant to the Company's stock option plans during 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                 POTENTIAL REALIZABLE
                                    NUMBER OF     % OF SHARES                                      VALUE AT ASSUMED
                                   SECURITIES      SUBJECT TO                                       ANNUAL RATES OF
                                   UNDERLYING       OPTIONS                                    STOCK PRICE APPRECIATION
                                     OPTIONS       GRANTED TO                                       FOR OPTION TERM
                                     GRANTED      EMPLOYEES IN   EXERCISE PRICE   EXPIRATION   -------------------------
       EXECUTIVE OFFICER          (# OF SHARES)   FISCAL YEAR    ($ PER SHARE)       DATE        5% ($)        10% ($)
       -----------------          -------------   ------------   --------------   ----------   -----------   -----------
Clifford Friedland..............    1,000,000          36%           $1.25        6/30/02      $1,600,000    $2,040,000
David Glassman..................    1,000,000          36            $1.25        6/30/02       1,600,000     2,040,000
Richard Blume...................      250,000           9            $1.25          (1)           535,000       914,625
John Castellano.................           --          --               --           --                --            --
Elizabeth Tuttle(2).............           --          --               --           --                --            --

---------------
(1) Options vest over a period of approximately three years and expire with respect to the underlying shares of Common Stock seven years from each applicable vesting date.

(2) Ms. Tuttle commenced employment with the Company in January 1998.

     1997 STOCK INCENTIVE PLAN

     The Board of Directors and the shareholders of the Company have adopted and approved the 1997 stock incentive plan (the "Stock Incentive Plan"). The Stock Incentive Plan allows the Company to grant incentive stock options ("ISOs") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options ("NSOs"), stock appreciation rights ("SARs") performance shares and restricted stock (collectively the "Awards"). All of the Company's executive officers are eligible participants in the Stock Incentive Plan. The purpose of the Stock Incentive Plan is to advance the interests of the Company by enhancing its ability to attract, retain and offer an incentive to key executive officers who are crucial to the future growth and success of the Company and its subsidiaries. The total number of shares authorized for grant of Awards under the Stock Incentive Plan is 4,000,000, subject to adjustment in certain circumstances. The Stock Incentive Plan is administered by the Board of Directors, which has the authority to, among other things, make Awards.

     The Stock Incentive Plan contains certain limitations applicable only to ISOs granted thereunder. The price of the shares subject to each ISO shall not be less than the fair market value of such shares at the time such ISO is granted. In addition, if an ISO is granted to any individual who, at the time of such option, owns more than 10% of the total combined voting power of all classes of capital stock of the Company, subsidiaries and affiliates, the exercise price per share subject to such ISO shall not be less than 110% of the fair market value per share at the time of the grant, and the term of the ISO cannot exceed five years. The exercise price payable by the optionee at the time of exercise is payable in cash, by check and, in certain instances, by the delivery of an assignment of shares valued at their fair market value, a promissory note with terms determined by the Board of Directors, an irrevocable undertaking by a broker to deliver funds sufficient to pay the exercise price, or irrevocable instructions to a broker to deliver cash or a check sufficient to pay the exercise price, or any combination of the foregoing.

     As of June 1, 1998, options to purchase 2,000,000 shares of Common Stock were outstanding under the Stock Incentive Plan, all of which were exercisable as of such date.

     1994 STOCK OPTION PLAN

     The Board of Directors and the shareholders of the Company have adopted and approved the 1994 Employee Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan allows the Company to grant ISOs, NSOs, SARs and stock depreciation rights ("SDRs" and collectively, the "Options"). The Stock Option Plan further provides for the grant of Options, other than ISOs, to officers, members of the Board of Directors, independent contractors and consultants, whether or not employees of the Company. The purpose of the Stock Option Plan is to provide the employees, directors, independent contractors and consultants of the Company with an added incentive to continue their services to the Company and to induce them to exert their maximum efforts toward the Company's success. Options granted under the Stock Option Plan may not be exercisable for terms in excess of ten years from the date of the grant. In addition, no options may be granted under the Stock Option Plan later than ten years after the Stock Option Plan's effective date. The total number of shares with respect to which Options may be granted under the Stock Option Plan is 5,000,000, subject to adjustment in certain circumstances. If any Option granted under the Stock Option Plan expires or terminates for any reason without having been exercised or shall cease for any reason to be exercisable, the unpurchased shares subject thereto shall again be available for grant under the Stock Option Plan.

     The Stock Option Plan is administered by the Board of Directors of the Company which may determine, in its discretion, among other things, the individuals to whom, and the time or times at which, Options shall be granted, the terms of such Options (whether ISO, NSO and/or SAR or SDR in tandem with a NSO) and the number of shares to be subject to each Option.

     The Stock Option plan contains certain limitations applicable only to ISOs granted thereunder. The price of the shares subject to each ISO shall not be less than the fair market value of such shares at the time such ISO is granted. In addition, if an ISO is granted to any individual who, immediately before the ISO is to be granted, owns (directly or through attrition) more than 10% of the total combined voting power of all classes of capital stock of the Company or a subsidiary or parent of the Company, the exercise price per share subject to such ISO shall not be less than 110% of the fair market value per share at the time such ISO is granted and the term of the option cannot exceed five years. The exercise price payable by the optionee at the time of exercise is payable in cash, by check and, in certain instances, by the delivery of an assignment of shares having a value equal to the exercise price or by the delivery of an interest-bearing promissory note having an original principal balance equal to the exercise price and an interest rate not below the rate which would result in imputed interest under the Code, or any combination of the foregoing. The exercise price may also be paid in full by a broker-dealer to whom the optionee has submitted an exercise notice consisting of a fully endorsed Option, or through any other medium of payment so authorized.

     As of June 1, 1998, options to purchase 3,257,000 shares of Common Stock were outstanding under the Stock Option Plan, 1,297,636 of which were exercisable as of such date.

     401(K) PLAN

     In January 1997, the Company adopted the Long Distance International Inc. 401(k) Employee Savings Plan with an effective date of January 1, 1997. The plan is available to all employees who were employed on January 1, 1997, and any employee who has completed six months of service and has attained the age of 21. An employee may contribute, on a pretax basis, up to 15% of the employee's total annual wages. Employee contributions are fully vested and non-forfeitable.

     EMPLOYMENT AGREEMENTS

     On July 1, 1995, LDI entered into a three-year employment agreement with Clifford Friedland as Chairman and Co-Chief Executive Officer, which agreement automatically renews for successive one-year periods unless either Mr. Friedland or the Company gives written notice of termination at least 120 days before the end of such one-year renewal term. The employment agreement provides that as of June 1997, Mr. Friedland will receive an annual salary of $150,000. In addition, if Mr. Friedland is terminated for "cause," as defined in the employment agreement, then he is entitled to receive severance pay equal to his base salary and other compensation, and all benefits provided for in the employment agreement for a period of 60 days from the time notice of termination is given. If Mr. Friedland is terminated for "good reason," as defined in the employment agreement, or because of his death or disability, then the Company is obligated to pay Mr. Friedland, his heirs, administrators or estate, twice the amount of all base salary that would have been payable through the end of the term during which such termination occurs. Additionally, should Mr. Friedland terminate the employment agreement because of a "change of control" of LDI, as defined in the employment agreement, then he is entitled to receive either (A) two and nine-tenths times his base salary payable within 30 days of receipt of his notice of termination if a majority of the Company's Board of Directors opposed the change of control, or (B) two and one-half times such base salary within 30 days of receipt of his notice of termination if a majority of the Board of Directors voted in favor of the change of control; provided that such severance pay does not apply to a change in control for which Mr. Friedland, either as a director or shareholder of LDI, votes in favor. If Mr. Friedland is terminated by the Company without cause and without good reason or otherwise in breach of the employment agreement, then the Company is obligated to pay Mr. Friedland an amount equal to ten times the compensation that would have been payable to him through the end of the term of the employment agreement.

     On July 1, 1995, LDI entered into a three-year employment agreement with David Glassman as President and Co-Chief Executive Officer, which agreement automatically renews for successive one-year periods unless either Mr. Glassman or the Company gives the other written notice of termination at least 120 days before the end of such one-year renewal term. The employment agreement provides that as of June 1997, Mr. Glassman will receive an annual salary of $150,000. In addition, if Mr. Glassman is terminated for "cause," as defined in the employment agreement, then he is entitled to receive severance pay equal to his base salary and other compensation, and all benefits provided for in the employment agreement for a period of 60 days from the time notice of termination is given. If Mr. Glassman is terminated for "good reason," as defined in the employment agreement, or because of his death or disability, then the Company is obligated to pay Mr. Glassman, his heirs, administrators or estate, twice the amount of all base salary that would have been payable through the end of the term during which such termination occurs. Additionally, should Mr. Glassman terminate the employment agreement because of a "change of control" of LDI, as defined in the employment agreement, then he is entitled to receive either (A) two and nine-tenths times his current base salary payable within 30 days of receipt of his notice of termination if a majority of the Company's Board of Directors opposed the change of control, or (B) two and one-half times such base salary within 30 days of receipt of his notice of termination if a majority of the Board of Directors voted in favor of the change of control; provided that such severance pay does not apply to a change in control for which Mr. Glassman, either as a director or shareholder of LDI, votes in favor. If Mr. Glassman is terminated by the Company without cause and without good reason or otherwise in breach of the employment agreement, then the Company is obligated to pay Mr. Glassman an amount equal to ten times the compensation that would have been payable to him through the end of the term of the employment agreement.

     On April 1, 1998, LDI entered into a three-year employment agreement with Richard Blume as Chief Operating Officer and Executive Vice President of the Company and as President of LDI Wireless Division. The employment agreement provides that Mr. Blume will receive an annual base salary of $120,000 as of May 1, 1998, which will be adjusted on the first and second anniversary of the commencement date of the employment agreement by an amount equal to the annual increase, if any, in the Consumer Price Index for the New York City metropolitan area. If Mr. Blume is employed as President of LDI Wireless Division or as an officer of the Company who has primary responsibility for and oversight of LDI Wireless on March 31, 2000, then he is entitled to receive a bonus payable in shares of Common Stock in an amount equal to the quotient of (A) the product of
(i) five percent, multiplied by (ii) the net income of LDI Wireless Division during the twelfth quarter of the employment period, multiplied by (iii) four, divided by (B) the then current market price of the Common Stock. Pursuant to his employment agreement, Mr. Blume received stock options to purchase 250,000 shares of Common Stock at an exercise price of $3.00 per share. All such options have seven year terms and vest over the term of the employment agreement. The Company may terminate the employment agreement if Mr. Blume becomes physically or mentally incapacitated or otherwise unable fully to discharge his duties under his employment agreement, is convicted of a felony or breaches a material term of the employment agreement and Mr. Blume shall be entitled to his base salary through the date on which the termination takes effect. If Mr. Blume is terminated "without cause," as defined in the employment agreement, he will be entitled to severance pay equal to his base salary until March 30, 2001 and his stock options will continue to vest. Mr. Blume is subject to a confidentiality provision, a six-month non-compete provision and a two-year non-solicitation of employees of LDI provision.

     On July 1, 1997, LDI entered into a three-year employment agreement with John Castellano as President of Dynamic Telecom, a wholly-owned subsidiary of LDI. The employment agreement provides that Mr. Castellano will receive an annual base salary of $90,000, which will be adjusted on the first and second anniversary of the commencement date of the employment agreement by an amount equal to the annual increase, if any, in the Consumer Price Index for the Miami, Florida metropolitan area. The Company may terminate the employment agreement if Mr. Castellano becomes physically or mentally incapacitated or otherwise unable fully to discharge his duties under his employment agreement, is convicted of a felony or breaches a material term of the employment agreement and Mr. Castellano shall be entitled to his base salary through the date on which the termination takes effect. If Mr. Castellano is terminated "without cause," as defined in the employment agreement, he is entitled to receive $22,500 in severance pay. Mr. Castellano is subject to a confidentiality provision, a six-month non-compete provision, and a two-year non-solicitation of employees of LDI provision.

     LDI entered into an employment agreement with Elizabeth Tuttle as Chief Financial Officer of LDI which expires in January 2001. The employment agreement provides that Ms. Tuttle will receive an annual salary of $100,000. Ms. Tuttle also received stock options to purchase 120,000 shares of Common Stock at an exercise price of $2.10 per share. Such options vest over the term of the employment agreement. The Company may terminate the employment agreement if Ms. Tuttle becomes physically or mentally incapacitated or otherwise unable fully to discharge her duties under her employment agreement, is convicted of a felony or breaches a material term of the employment agreement and Ms. Tuttle shall be entitled to her base salary through the date on which such termination takes effect. If Ms. Tuttle is terminated "without cause," as defined in the employment agreement, she is entitled to receive $25,000 in severance pay and her stock options will continue to vest for a three-month period from the date of termination. Ms. Tuttle is subject to a confidentiality provision, a six-month non-compete provision, and a two-year non-solicitation of employees of LDI provision.

                              CERTAIN TRANSACTIONS

     LDI is party to a shareholders' agreement among Clifford Friedland and David Glassman, Co-Chief Executive Officers of LDI and beneficial owners of 20.3% and 21.4%, respectively, of the Common Stock, and the Advent Entities, beneficial owners of substantially all of the issued and outstanding Series B Preferred Stock and the ADV Warrants, pursuant to which, if (i) either of Messrs. Friedland or Glassman intends to sell his shares of Common Stock, as a condition to such sale, the Advent Entities shall be entitled to participate proportionately in such sale (thereby reducing the number of shares to be sold by Mr. Friedland or Mr. Glassman), or (ii) holders of 51% or more of the voting power of LDI, excluding the Advent Entities, approve the sale of LDI, and the Advent Entities also approve such sale, then each party to the shareholders' agreement will take all action necessary to consummate such sale.

     In connection with the purchase by the Advent Entities of Series B Preferred Stock and the ADV Warrants, the Company granted the Advent Entities certain preemptive and registration rights. See "Description of the Capital Stock -- Preemptive Rights" and "-- Registration Rights." On March 20, 1998, the Company agreed to issue to the Advent Entities warrants to purchase an additional 1,000,000 shares of Common Stock on substantially the same terms and conditions, other than with respect to anti-dilution protection, as the ADV Warrants. See "Description of the Capital Stock -- Warrants." These warrants are issuable in consideration of the Advent Entities' consent to amendment of the terms of the Series B Preferred Stock to, among other things, eliminate adjustment to the redemption price of the Series B Preferred Stock from $10 to $15 per share, or from $25 million to $37.5 million in the aggregate, plus any accrued, but unpaid dividends, in the event the Company does not attain at least $100 million in gross revenues or has a loss before interest, taxes, depreciation and amortization in excess of $10 million for the fiscal year ended December 31, 1998.

     LDI provides telecommunications services to a hotel owned by Island, which beneficially owns 12.1% of the Common Stock, on a basis no more favorable to Island than LDI charges to other of its customers for like services. LDI received approximately $19,600, $105,100, $137,500, and $30,000 in 1995, 1996,
1997, and during the first quarter of 1998, respectively, in consideration for such services.

     LDI provides telecommunications services to a corporation majority owned by Frederick DeLuca, beneficial owner of 5.7% of the Common Stock, on a basis no more favorable to such corporation than LDI charges to other of its customers for like services. LDI received approximately $77,600, $131,100, $387,000, and $164,000 in 1995, 1996, 1997, and during the first quarter of 1998, respectively, in consideration for such services. The Company leases certain equipment and machinery pursuant to a five-year capital lease agreement with Mr. DeLuca. The lease payment of approximately $101,000 was prepaid at the inception of the lease in September 1995 by the issuance of Common Stock. The Company may purchase the equipment at the end of the lease term for nominal consideration.

     TNMG, a telecommunications consulting firm, has rendered consulting services to the Company in the past and currently has been retained by the Company to assist it in selecting and implementing a new billing and customer care information system in the United States. See "Business -- Information Technology." Richard Nespola, a Director of the Company, is the President, Chief Executive Officer and a shareholder of TNMG. Pursuant to a letter agreement between LDI and TNMG, TNMG will charge LDI for its services on the basis of time and materials devoted to the project, which were estimated to be approximately $600,000. LDI may terminate or suspend the project at any time. The Company believes that the terms of its arrangements with TNMG are no less favorable to the Company than those that would be available from an unaffiliated third party. LDI paid approximately $324,000 in 1997 and $451,000 during the first quarter of 1998, respectively, in consideration for such services.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of LDI as of June 1, 1998 by (i) each person known by LDI to own beneficially more than 5% of the outstanding stock of each class of voting securities of LDI, (ii) each of LDI's Directors, (iii) each of the named executive officers and (iv) the directors and executive officers as a group.

                                                                    BENEFICIAL OWNERSHIP(1)
                                                              ------------------------------------
                                                               NUMBER OF SHARES     PERCENTAGE OF
            NAME AND ADDRESS OF BENEFICIAL OWNER              OF COMMON STOCK(2)   COMMON STOCK(2)
            ------------------------------------              ------------------   ---------------
Clifford Friedland (3)......................................       5,950,000            20.3%
David Glassman (3)..........................................       6,250,000            21.4
Richard Blume (4)...........................................         415,825             1.5
John Castellano (5).........................................       1,244,500             4.3
Elizabeth Tuttle (6)........................................          20,000               *
Barry Brooks (7)............................................          82,500               *
Lawrence Mestel (8).........................................         225,000               *
Olaf N. Krohg (9)...........................................              --              --
Richard Nespola.............................................              --              --
Advent International Corporation (10)
  101 Federal Street
  Boston, MA 02110..........................................      10,802,505            27.8
Island Trading Co. (11)
  4 Columbus Circle
  5th Floor
  New York, NY 10019........................................       3,386,112            12.0
Frederick DeLuca (12)
  3000 N.E. 30th Place
  Suite 207
  Fort Lauderdale, FL 33306.................................       1,600,000             5.7
All Directors and Executive Officers as a Group (10 persons)
  (13)......................................................      14,277,825            46.2

---------------
*Less than 1%.

(1) Except where otherwise indicated, LDI believes that all persons listed in the table, based on information provided by such persons, have sole voting and dispositive power over the securities beneficially owned by them, subject to community property laws, where applicable. For purposes of this table, a person is deemed to be the "beneficial owner" of any shares that are "currently exercisable" i.e., with respect to which such person has the right to acquire within 60 days from the date of June 1, 1998. For purposes of computing the percentage of outstanding shares held by each person named above, any security that is currently exercisable is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, the address of each person listed in the table is c/o Long Distance International, Inc., 888 South Andrews Avenue, Suite 205, Fort Lauderdale, Florida 33316.

(2) The number of shares beneficially owned includes both shares of Common Stock and shares of Series A Preferred Stock held by such persons (the Series A Preferred Stock is convertible into Common Stock at a conversion rate of one-to-one). The percentage of ownership is based upon 28,272,045 shares, comprised of 25,815,489 shares and 2,456,556 shares of Common Stock and Series A Preferred Stock, respectively, outstanding as of June 1, 1998. See "Description of the Capital Stock -- Preferred Stock -- Series A Preferred Stock -- Conversion."

(3) Includes options to purchase 1,000,000 shares of Common Stock under the Stock Incentive Plan which are currently exercisable.

(4) Includes options to purchase 95,825 shares of Common Stock which are currently exercisable. Excludes options to purchase 404,175 shares of Common Stock under the Stock Option Plan which are not currently exercisable.

(5) Includes options to purchase 444,500 shares of Common Stock under the Stock Option Plan which are currently exercisable.

(6) Includes options to purchase 20,000 shares of Common Stock under the Stock Option Plan which are currently exercisable. Excludes options to purchase 180,000 shares of Common Stock under the Stock Option Plan which are not currently exercisable.

(7) Includes options to purchase 7,500 shares of Common Stock under the Stock Option Plan which are currently exercisable.

(8) Excludes securities held by Island, an affiliate of Mr. Mestel, as to which Mr. Mestel disclaims beneficial ownership.

(9) Excludes the ADV Warrants to purchase 10,802,505 shares of Common Stock which are currently exercisable held on behalf of certain investment funds affiliated with Advent International Corporation, an affiliate of Mr. Krohg, and warrants to purchase 1,000,000 shares of Common Stock that the Company has agreed to issue to the Advent Entities, as to which Mr. Krohg disclaims beneficial ownership.

(10) Includes the ADV Warrants to purchase 10,802,505 shares of Common Stock which are currently exercisable held on behalf of certain investment funds affiliated with Advent International Corporation. See "Description of the Capital Stock -- Warrants." Excludes warrants to purchase 1,000,000 shares of Common Stock that the Company has agreed to issue to the Advent Entities. See "Certain Transactions."

(11) Excludes securities held by Mr. Mestel, an affiliate of Island, over which Island disclaims beneficial ownership.

(12) Includes shares of Common Stock issued to a trust for the benefit of Mr. DeLuca.

(13) Includes options to purchase an aggregate of 2,657,825 shares of Common Stock under the Stock Incentive Plan and Stock Option Plan which are currently exercisable. Excludes options to purchase 614,175 shares of Common Stock under the Stock Option Plan which are not currently exercisable.

                       DESCRIPTION OF THE EXCHANGE NOTES

     The Senior Notes were, and the Exchange Notes are to be, issued under an Indenture, dated as of April 13, 1998 (the "Indenture"), between the Company, as issuer, and The Bank of New York, as Trustee. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by reference to the Trust Indenture Act of 1939, as amended. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see "-- Certain Definitions."

GENERAL

     The terms of the Exchange Notes will be identical in all material respects to the Senior Notes, except that the Exchange Notes will have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Senior Notes.

     The Notes will be unsecured (except to the extent described under "-- Security" below) unsubordinated obligations of the Company, initially limited to $225.0 million aggregate principal amount, and will mature on April 15, 2008. Each Note will bear interest at the rate shown on the front cover of this Prospectus from the Closing Date or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the April 1 or October 1 immediately preceding the Interest Payment Date) on April 15 and October 15 of each year, commencing October 15, 1998. See "-- Registration Rights" for a description of the circumstances under which the interest rate on the Notes may be increased by .5% per annum until the consummation of a registered exchange offer or the effectiveness of a shelf registration statement. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially will be the principal corporate trust office of the Trustee at 101 Barclay Street, Floor 21 West, New York, New York 10286); provided that, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses as they appear in the Security Register.

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. See "Description of the Units -- Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

     The Company may, subject to the covenants described below under "Covenants" and applicable law, issue additional Notes under the Indenture. The Notes offered hereby and any additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture.

OPTIONAL REDEMPTION

     The Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after April 15, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is

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

on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing April 15 of the years set forth below:

                                                    REDEMPTION
YEAR                                                  PRICE
----                                                ----------
2003............................................     106.125%
2004............................................     104.083%
2005............................................     102.042%
2006 and thereafter.............................     100.000%

     In addition, at any time prior to April 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes originally issued with the proceeds of one or more Public Equity Offerings following which a Public Market occurs, at any time as a whole, or from time to time in part, at a Redemption Price (expressed as a percentage of principal amount) of 112.250%; provided that
(1) at least $146,250,000 aggregate principal amount of Notes remains outstanding after each such redemption and (2) notice of any such redemption is mailed within 60 days after the related Public Equity Offering.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

SECURITY

     In accordance with the Indenture, the Company has purchased and pledged to the Trustee as security for the benefit of the holders of the Notes the Pledged Securities in such amount as will be sufficient upon receipt of scheduled interest and principal payment of such securities to provide for payment in full of the first six scheduled interest payments due on the Notes. The Company used approximately $75.5 million of the net proceeds of the Offering to acquire the Pledged Securities.

     The Pledged Securities have been pledged by the Company to the Trustee for the benefit of the holders of the Notes pursuant to the Pledge Agreement and will be held by the Trustee in the Pledge Account. Pursuant to the Pledge Agreement, immediately prior to an Interest Payment Date, the Company may either deposit with the Trustee from funds otherwise available to the Company cash sufficient to pay the interest scheduled to be paid on such date or the Company may direct the Trustee to release from the Pledge Account proceeds sufficient to pay interest then due on the Notes. In the event the Company exercises the former option, the Company may direct the Trustee to release a like amount of proceeds from the Pledge Account. A failure to pay interest on the Notes in a timely manner through the first six scheduled interest payment dates will constitute an immediate Event of Default under the Indenture, with no grace or cure period. The Pledged Securities and Pledge Account will also secure the repayment of the principal amount and premium on the Notes.

     Under the Pledge Agreement, once the Company makes the first six scheduled interest payments on the Notes, all of the remaining Pledged Securities, if any, will be released from the Pledge Account and thereafter the Notes will be unsecured.

REGISTRATION RIGHTS

     The Company entered into the Registration Rights Agreement with the Placement Agents, for the benefit of the Holders, pursuant to which the Company has agreed to file the Registration Statement of which this Prospectus forms a part with the Commission. The Registration Rights Agreement provides that the Company will use its best efforts, at its cost, to file and cause to become effective the Registration Statement with respect to the Exchange Offer. Upon the effectiveness of the Registration Statement, the Company will offer the Exchange Notes in return for surrender of the Senior Notes. The Company has agreed to keep the Exchange Offer open for not less than 20 business days after the date notice of the Exchange Offer is mailed to Holders. For each Senior Note surrendered to the Company under the Exchange Offer, the Holder will receive an Exchange Note of equal principal amount. Interest on each Exchange Note shall accrue from the last Interest Payment Date on which interest was paid on the Senior Notes so surrendered or, if no interest has been paid on such Senior Notes, the Closing Date. Under existing Commission interpretations, the Exchange Notes would be freely transferable by holders other than affiliates of the Company after the Exchange Offer without further registration under the Securities Act if the holder of the Exchange Notes represents that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that it is not an affiliate of the Company, as such terms are interpreted by the Commission; provided that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes with this Prospectus under certain circumstances. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use this Prospectus in connection with the resale of such Exchange Notes.

     A holder of Senior Notes who wishes to exchange such Senior Notes for Exchange Notes in the Exchange Offer will be required to represent that, among other things, any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an "affiliate" of the Company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

     The Company has filed the Registration Statement (of which this Prospectus is a part) and by delivery of this Prospectus, the Letter of Transmittal, etc. has commenced the Exchange Offer pursuant to the Registration Rights Agreement.

     In the event that applicable interpretations of the staff of the Securities and Exchange Commission do not permit the Company to effect the Exchange Offer, or under certain other circumstances, the Company shall, at its cost, use its best efforts to cause to become effective a shelf registration statement (the "Shelf Registration Statement") with respect to resales of the Notes and to keep such registration statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act after the Closing Date, or such shorter period that will terminate when all Senior Notes covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. The Company shall, in the event of such a shelf registration, provide to each Holder copies of the prospectus, notify each Holder when the Shelf Registration Statement for the Notes has become effective and take certain other actions as are required to permit resales of the Notes. A Holder that sells its Senior Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a Holder (including certain indemnification obligations).

     In the event that the Exchange Offer is not consummated and a Shelf Registration Statement is not declared effective on or prior to the date that is six months after the Closing Date the interest rate on the Notes shall be increased by .5% per annum until the Exchange Offer is consummated or the Shelf Registration Statement is declared effective.

     The Company is entitled to close the Exchange Offer 20 business days after the commencement thereof, provided that it has accepted all Senior Notes theretofore validly surrendered in accordance with the terms of the Exchange Offer. Senior Notes not tendered in the Exchange Offer shall be subject to all of the terms and conditions specified in the Indenture and to the transfer restrictions described in "Transfer Restrictions."

     This summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

RANKING

     The indebtedness evidenced by the Notes will rank pari passu in right of payment with all existing and future unsubordinated indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. As of March 31, 1998 after giving pro forma effect to the Offering, LDI would have had $214.4 million of long-term indebtedness outstanding.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary, whether or not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

     "Adjusted Consolidated Net Income" means, for any period the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the net income (or loss) of any Person that is not a Restricted Subsidiary, except (x) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Person during such period and (y) with respect to net losses, to the extent of the amount of Investments made by the Company or any of its Restricted Subsidiaries in such Person during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; (vi) all extraordinary gains and extraordinary losses; and (vii) any compensation expense paid or payable solely with Capital Stock (other than Disqualified Stock) of the Company or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock) of the Company.

     "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the

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

extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant.

     "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     "Asset Acquisition" means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

     "Asset Disposition" means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

     "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction but excluding any Lien granted in compliance with the "Limitation on Liens" covenant) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets (other than the Capital Stock of, or other Investment in, an Unrestricted Subsidiary) of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not (A) a Restricted Payment permitted under the "Limitation on Restricted Payments" covenant, (B) a Permitted Investment under clause (vii) or (viii) of the definition thereof or
(C) governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of the assets of the Company; provided that "Asset Sale" shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales or other dispositions of assets or the issuance of any Capital Stock of any Restricted Subsidiary or Permitted Joint Venture for consideration at least equal to the fair market value of the assets sold or disposed of, provided that the consideration received would constitute property or assets of the kind described in clause (B) of the "Limitation on Asset Sales" covenant, including consideration that consists of technology, licenses or expertise useful in the business of the Company and its Restricted Subsidiaries, (c) sales or other dispositions of obsolete or outdated equipment; provided that each such sale or other disposition or series of such sales or such other dispositions shall not involve assets that are material to the business of the Company and its Restricted Subsidiaries, taken as a whole, and (d) sales or other dispositions during any 12-month period of assets with an aggregate fair market value not in excess of $1 million.

     "Attributable Indebtedness" means when used in connection with a sale-leaseback transaction referred to in the "Limitation on Sale-Leaseback Transactions" covenant described below, at any date of determination,

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

the product of (i) the net proceeds from such sale-leaseback transaction and
(ii) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale-leaseback transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease (without regard to any options to renew or extend such term) measured from the first day of such term.

     "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

     "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

     "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

     "Change of Control" means such time as (i) (a) prior to the occurrence of a Public Market, a "person" or "group" (within the meaning of Section 13(d) or 14(d)(2) under the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders and their Affiliates on such date and (b) after the occurrence of a Public Market, a "person" or "group" (within the meaning of Section 13(d) or 14(d)(2) under the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of the Company on a fully diluted basis and such ownership represents a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders and their Affiliates on such date; or (ii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

     "Closing Date" means the date on which the Notes are originally issued under the Indenture.

     "Common Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non voting) of such Person's equity, other than Preferred Stock of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation all series and classes of such common stock.

     "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income, (i) Consolidated Interest Expense, (ii) income taxes (other than income taxes (either positive or negative) attributable to extraordinary gains or losses or sales of assets),
(iii) depreciation expense, (iv) amortization expense, and (v) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the

Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries.

     "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and the interest component of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however:
(i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

     "Consolidated Leverage Ratio" means, on any Transaction Date, the ratio of
(i) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to
(ii) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters for which financial statements of the Company have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant described below, or, with respect to quarters for which no reports are required to be filed, for which such financial statements are then available, as determined by the Company (such four fiscal quarter period being the "Four Quarter Period"); provided that (A) pro forma effect shall be given to any Indebtedness to be Incurred or repaid on the Transaction Date; (B) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during the period beginning on the first day of such Four Quarter Period and ending on the Transaction Date (the "Reference Period"), as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (C) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into, or consolidated with, the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (B) or (C) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

     "Consolidated Net Worth" means, at any date of determination, stockholders' equity (plus, to the extent not otherwise included, Preferred Stock of the Company) as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

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

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

     "Existing Stockholders" means Clifford Friedland and David Glassman.

     "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution; provided that for purposes of clause (viii) of the second paragraph of the "Limitation on Indebtedness" covenant, (x) the fair market value of any security registered under the Exchange Act shall be the average of the closing prices, regular way, of such security for the 20 consecutive trading days immediately preceding the sale of Capital Stock and (y) in the event the aggregate fair market value of any other property (other than cash or cash equivalents) received by the Company exceeds $10 million, the fair market value of such property shall be determined by a nationally recognized investment banking firm and set forth in their written opinion which shall be delivered to the Trustee.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession; provided, however, that all reports and other financial information provided by the Company to the Holders of the Notes or the Trustee shall be prepared in accordance with GAAP as in effect on the date of such report or other financial information. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization or write-off of any expenses incurred in connection with the offering of the Notes and (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest and (C) that "Indebtedness" shall not include any liability for federal, state, local or other taxes.

     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

     "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property), or any payment for property or services for the account or use of, or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or
in) any Person that has ceased to be a Restricted Subsidiary, including, without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant; provided that the fair market value of the Investment remaining in any person that has ceased to be a Restricted Subsidiary shall not exceed the aggregate amount of Investments previously made in such person valued at the time such Investments were made less the net reduction in such Investments. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) any relocation expenses and severance or shut-down costs incurred as a result of such Asset Sale, (iv) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (v) reserves against adjustments in the sale price of the asset or assets subject to such Asset Sale and reserves against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Offer to Purchase" means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating: (i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;
(v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. On the Payment Date, the Company shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

     "Permitted Investment" means (i) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into, or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP and reasonable advances to sales representatives; (iv) Investments received in satisfaction of judgments, bankruptcy, insolvency, workouts or similar arrangements; (v) loans or advances to employees of the Company or any Restricted Subsidiary evidenced by unsubordinated promissory notes that do not in the aggregate exceed at any one time outstanding $3 million; (vi) Interest Rate Agreements and Currency Agreements designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in interest rates or foreign currency exchange rates; (vii) Investments in debt securities or other evidences of Indebtedness (A) that are issued by companies engaged in the telecommunications business and (B) for which no public market exists; provided that when each Investment pursuant to this clause (vii) is made, the aggregate amount of Investments outstanding under this clause (vii) does not exceed the greater of (I) $2 million and (II) 1% of Consolidated EBITDA (if positive) for the then most recent four fiscal quarters for which financial statements of the Company have been filed with the Commission; (viii) Strategic Investments not to exceed $15 million at any one time outstanding; and (ix) Investments in Permitted Joint Ventures not to exceed $15 million at any one time outstanding.

     "Permitted Joint Venture" means any Person (other than a Restricted Subsidiary) whose primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries at the time of determination.

     "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property (including leases on an indefeasible right to use basis) acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, to finance the cost (including the cost of design, development, acquisition, improvement, construction, installation or integration) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;
(x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property, assets, Capital Stock or Indebtedness of the Person so acquired; (xii) Liens in favor of the Company or any Restricted Subsidiary;
(xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary of the Company that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; (xviii) Liens on or sales of receivables and (xix) Liens that secure Indebtedness (or letters of credit entered into in the ordinary course of business) with an aggregate principal amount not in excess of $5 million at any time outstanding.

     "Pledge Account" means an account established with the Trustee pursuant to the terms of the Pledge Agreement for the deposit of the Pledged Securities to be purchased by the Company with the net proceeds from the sale of the Notes.

     "Pledge Agreement" means the Collateral Pledge and Security Agreement, dated as of the Closing Date, made by the Company in favor of the Trustee, governing the disbursement of funds from the Pledge Account, as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

     "Pledged Securities" means the U.S. government securities to be purchased by the Company and held in the Pledge Account in accordance with the Pledge Agreement.

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference equity, whether now outstanding or issued after the Closing Date, including, without limitation, all series and classes of such preferred stock or preference stock.

     "Public Equity Offering" means an underwritten primary public offering of Common Stock of the Company pursuant to an effective registration statement under the Securities Act.

     A "Public Market" shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) at least 15% of the total issued and outstanding Common Stock of the Company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

     "Released Indebtedness" means, with respect to any Asset Sale, Indebtedness
(i) which is owed by the Company or any Restricted Subsidiary (the "Obligors") prior to such Asset Sale, (ii) which is assumed by the purchaser or any affiliate thereof in connection with such Asset Sale and (iii) with respect to which the Obligors receive written, unconditional, valid and enforceable releases from each creditor, no later than the closing date of such Asset Sale.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "S&P" means Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, and its successors.

     "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

     "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     "Strategic Investments" means (A) Investments that the Board of Directors has determined in good faith will enable the Company or any of its Restricted Subsidiaries to obtain additional business that it might not be able to obtain without making such Investment and (B) Investments in entities the principal function of which is to perform research and development with respect to products and services that may be used or useful in the telecommunications business; provided that the Company or one of its Restricted Subsidiaries are entitled or otherwise reasonably expected to obtain rights to such products or services as a result of such Investment.

     "Strategic Subordinated Indebtedness" means Indebtedness of the Company Incurred to finance the acquisition of a Person engaged in a business that is related, ancillary or complementary to the business conducted by the Company or any of its Restricted Subsidiaries, which Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred, (i) is expressly made subordinate in right of payment to the Notes and
(ii) provides that no payment of principal, premium or interest on, or any other payment with respect to, such Indebtedness may be made prior to the payment in full of all of the Company's obligations under the Notes; provided that such Indebtedness may provide for and be repaid at any time from the proceeds of a capital contribution or the sale of Capital Stock (other than Disqualified Stock) of the Company after the Incurrence of such Indebtedness.

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

     "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of

America or any agency thereof, (ii) bankers' acceptances, time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, (v) securities with maturities of nine months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's, (vi) direct obligations of the British, Belgian, Dutch, French, German or Swiss governments or obligations fully and unconditionally guaranteed by any of such governments and (vii) certificates of deposit, bank promissory notes and bankers' acceptances denominated in the currency of any country of the European Union maturing not more than 365 days after the acquisition thereof and issued or guaranteed by any one of the 20 largest banks (based on assets as of the immediately preceding December 31) organized under the laws of any country in the European Union; provided such bank is not under intervention, receivership or any similar arrangement at the time of acquisition of such certificates of deposit, bank promissory notes or bankers' acceptances; provided that the aggregate principal amount of all obligations and Indebtedness included in clauses (vi) and (vii) above shall not exceed at any one time outstanding $10 million.

     "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (x) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a

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

copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

     "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

     The Indenture contains, among others, the following covenants.

     LIMITATION ON INDEBTEDNESS

     (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and Indebtedness existing on the Closing Date); provided that the Company and any Restricted Subsidiary may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be greater than zero and (i) less than 5 to 1, for Indebtedness Incurred by the Company, or (ii) less than 2 to 1, for Indebtedness Incurred by any Restricted Subsidiary.

     Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $100 million, less any amount of Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; (ii) Indebtedness owed (A) to the Company evidenced by a promissory note or (B) to any of its Restricted Subsidiaries; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to renew, extend, defease, refinance or refund, then outstanding Indebtedness, other than Indebtedness Incurred under clause (i), (ii), (iv), (vi), (viii) or
(xii) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so renewed, extended, defeased, refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to renew, extend, defease, refinance or refund the Notes in part or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes; and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be renewed, extended, defeased, refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be renewed, extended, defeased, refinanced or refunded; and provided further that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements (a) are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of the Company for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under "Defeasance"; (vi) Guarantees of the Notes and Guarantees of Indebtedness of the Company by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Subsidiaries" covenant described below; (vii) Indebtedness (including Guarantees) Incurred to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) to acquire equipment, inventory or other tangible assets (including leases on an indefeasible right to use basis) used or useful in the telecommunications business of the Company and its Restricted Subsidiaries (including acquisitions by way of Capitalized Lease and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the fair market value of the equipment, inventory or network assets so acquired) by the Company or a Restricted Subsidiary after the Closing Date; (viii) Indebtedness of the Company not to exceed, at any one time outstanding, two times the sum of (A) the Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of the Company, to the extent (I) such Net Cash Proceeds have not been used pursuant to clause (C)(2) of the first paragraph or clause (iii), (iv), (vii) or (ix) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment and (II) if such Net Cash Proceeds are used to consummate a transaction pursuant to which the Company Incurs Acquired Indebtedness, the amount of such Net Cash Proceeds exceeds one-half of the amount of Acquired Indebtedness so Incurred and (B) 80% of the fair market value of property (other than cash and cash equivalents) received by the Company after the Closing Date from the sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of the Company, to the extent (I) such sale of Capital Stock has not been used pursuant to clause (iii), (iv) or
(x) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment and (II) if such Capital Stock is used to consummate a transaction pursuant to which the Company Incurs Acquired Indebtedness, 80% of the fair market value of the property received exceeds one-half of the amount of Acquired Indebtedness so Incurred; provided in each case that such Indebtedness does not mature prior to the Stated Maturity of the Notes and has an Average Life longer than the Notes; (ix) Acquired Indebtedness;
(x) Strategic Subordinated Indebtedness; (xi) subordinated Indebtedness of the Company (in addition to Indebtedness permitted under clauses (i) through (x) above and clause (xii) below) in an aggregate principal amount outstanding at any time not to exceed $100 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; and (xii) Indebtedness of the Company and any Restricted Subsidiary; provided that at the time of the Incurrence of any Indebtedness under this clause (xii) the amount of Indebtedness under this clause (xii) does not exceed in aggregate 80% of the accounts receivable (net of accounts more than 60 days past due and reserves and allowances for doubtful accounts, determined in accordance with GAAP) of the Company and its Restricted Subsidiaries on a consolidated basis as set forth on the balance sheet of the Company most recently filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant.

     (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

     (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Guarantees, Liens, letters of credit or other obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (2) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

     LIMITATION ON RESTRICTED PAYMENTS

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any of its Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (x) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person other than the Company or any Wholly Owned Restricted Subsidiary or (y) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes (other than the purchase, repurchase or the acquisition of Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in any case due within one year of the date of acquisition) or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed pursuant to the "Commission Reports and Reports to Holders" covenant plus (2)(A) the aggregate Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any convertible Indebtedness, Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) and (B) the aggregate Net Cash Proceeds received after the Closing Date by the Company from the issuance or sale (other than to a Subsidiary of the Company) of debt securities or shares of Disqualified Stock that have been converted into or exchanged for Common Stock (other than Disqualified Stock) of the Company, together with the aggregate cash received by the Company at the time of such conversion or exchange, in each case except to the extent such Net Cash Proceeds are used to Incur Indebtedness pursuant to clause (viii) of the second paragraph of the "Limitation on Indebtedness" covenant plus (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment

(except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

     The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;
(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock) or an Unrestricted Subsidiary in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of the Company (other than Disqualified Stock); (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company to the extent necessary, in the good faith judgment of the Board of Directors of the Company, to prevent the loss or secure the renewal or reinstatement of any license or franchise held by the Company or any Restricted Subsidiary for any governmental agency; (vii) the declaration or payment of dividends on the Common Stock of the Company following a Public Equity Offering of such Common Stock, of up to 6% per annum of the Net Cash Proceeds received by the Company in all Public Equity Offerings; (viii) prior to the occurrence of a Public Market, the purchase, redemption, retirement or other acquisition for value of Capital Stock of the Company, or options to purchase such shares, held by directors, employees or former directors or employees of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement, termination of employment or pursuant to the terms of any agreement under which such shares of Capital Stock or options were issued; provided that the aggregate consideration paid for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock or options after the Closing Date does not exceed $500,000 in any calendar year, or $2 million in the aggregate after the Closing Date; (ix) Investments in any Person the primary business of which is related, ancillary or complementary to the business of the Company and its Restricted Subsidiaries on the date of such Investments; provided that the aggregate amount of Investments made pursuant to this clause (ix) does not exceed the sum of (a) $20 million and
(b) the amount of Net Cash Proceeds received by the Company after the Closing Date from the sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, except to the extent such Net Cash Proceeds are used to Incur Indebtedness pursuant to clause (viii) under the "Limitation on Indebtedness" covenant or to make Restricted Payments pursuant to clause (C)(2) of the first paragraph, or clause (iii) or (iv) of this paragraph, of this "Limitation on Restricted Payments" covenant, plus (c) the net reduction in Investments made pursuant to this clause (ix) resulting from distributions on or repayments of such Investments or from the Net Cash Proceeds from the sale of any such Investment (except in each case to the extent any such payment or proceeds is included in the calculation of Adjusted Consolidated Net Income) or from such Person becoming a Restricted Subsidiary (valued in each case as provided in the definition of "Investments"), provided that the net reduction in any Investment shall not exceed the amount of such Investment; (x) Investments acquired in exchange for Capital Stock (other than Disqualified Stock) of the Company; (xi) repurchases of Warrants pursuant to a Repurchase Offer; or (xii) other Restricted Payments in an aggregate amount not to exceed $2 million; provided that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

     Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) thereof and an Investment referred to in clause (x) thereof) and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii), (iv) and (ix) thereof shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

     LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

     The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

     The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired, and any extensions, refinancings, renewals or replacements of the agreement containing such encumbrance or restriction; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,
(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company, or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; (vi) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by the Company) and
(C) the Company determines that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Notes; and (vii) provisions contained in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any particular class of Capital Stock of a Person other than on a pro rata basis.

Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

     LIMITATION ON THE ISSUANCE AND SALE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES

     The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, provided any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant, if made on the date of such issuance or sale; (iv) issuances or sales of Common Stock of a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary applies the Net Cash Proceeds, if any, of any such sale in accordance with clause (A) or (B) of the "Limitation on Asset Sales" covenant and (v) issuances and sales of up to 6% of the Common Stock of each Restricted Subsidiary in connection with employee benefit plans or arrangements.

     LIMITATION ON ISSUANCES OF GUARANTEES BY RESTRICTED SUBSIDIARIES

     The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

     LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view, (ii) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries, (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company, (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes, (v) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant, (vi) employment agreements with, and loans and advances to, officers and employees of the Company and its Restricted Subsidiaries, in each case in the ordinary course of business or (vii) customary indemnification arrangements in favor of directors and officers of the Company and its Restricted Subsidiaries. Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through (vii) of this paragraph, the aggregate amount of which exceeds $3 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or
(B) above.

     LIMITATION ON LIENS

     The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character (including, without limitation, licenses), or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien unless, after giving effect thereto, the aggregate amount of any Indebtedness so secured, plus the Attributable Indebtedness for all sale-leaseback transactions permitted under the "Limitation on Sale-Leaseback Transactions" covenant, does not exceed 10% of Adjusted Consolidated Net Tangible Assets.

     The foregoing limitation does not apply to (i) Liens existing on the Closing Date; (ii) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders; (iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary; (iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause
(iii) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (v) Liens on the Capital Stock of, or any property or assets of, a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the "Limitation on Indebtedness" covenant; or (vi) Permitted Liens.

     In the event that the Lien the existence of which gives rise to a Lien securing the Notes pursuant to the provisions of this covenant ceases to exist, the Lien securing the Notes required by the first paragraph of this covenant shall automatically be released and the Trustee shall execute appropriate documentation.

     LIMITATION ON SALE-LEASEBACK TRANSACTIONS

     The Company will not, and will not permit any Restricted Subsidiary to enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such

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

Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

     The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is solely between the Company and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or (iv) the Company or such Restricted Subsidiary, within twelve months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

     LIMITATION ON ASSET SALES

     The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless (i) the consideration received by the Company or such Restricted Subsidiary (including any Released Indebtedness) is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received (including any Released Indebtedness) consists of (1) cash, Temporary Cash Investments or Released Indebtedness and
(2) Indebtedness of any Person which is either repaid in cash or sold for cash within 90 days of such Asset Sale (for purposes of calculating the amount of such Indebtedness, such Indebtedness shall be valued at its principal amount, if it matures within 180 days of the consummation of such Asset Sale, or its fair market value, in all other cases), provided, however, that this clause (ii) shall not apply to any long-term assignments in capacity in a telecommunications network. In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant), then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within twelve months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of the twelve-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such twelve-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $5 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes on the relevant Payment Date equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes, plus accrued interest (if any) to the Payment Date. Upon the consummation of an Offer to Purchase pursuant to this covenant, the amount of Excess Proceeds shall be deemed to be equal to zero, plus the amount of any Excess Proceeds not theretofore subject to an Offer to Purchase.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

     The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount thereof, plus accrued interest (if any) to the Payment Date.

     There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

     At all times from and after the earlier of (i) the date of the commencement of an Exchange Offer or the effectiveness of a Shelf Registration Statement (the "Registration") and (ii) the date that is six months after the Closing Date, in either case, whether or not the Company is then required to file reports with the Commission, the Company shall file with the Commission all such reports and other information as it would be required to file with the Commission by Section 13(a) or 15(d) under the Securities Exchange Act of 1934 if it were subject thereto. The Company shall supply the Trustee and each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information. In addition, at all times prior to the earlier of the date of the Registration and the date that is six months after the Closing Date, the Company shall, at its cost, deliver to each Holder of the Notes quarterly and annual reports substantially equivalent to those which would be required by the Exchange Act. In addition, at all times prior to the Registration, upon the request of any Holder or any prospective purchaser of the Notes designated by a Holder, the Company shall supply to such Holder or such prospective purchaser the information required under Rule 144A under the Securities Act.

EVENTS OF DEFAULT

     The following events are defined as "Events of Default" in the Indenture:
(a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; provided that a failure to make any of the first six scheduled interest payments on the Notes on the applicable Interest Payment Date will constitute an Event of Default with no grace or cure period; (c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant; (d) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (e) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (f) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; (h) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company, or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or (i) the Pledge Agreement shall cease to be in full force and effect or enforceable in accordance with its terms, other than in accordance with its terms.

     If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal amount of, premium, if any, and accrued interest, if any, on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal amount, premium, if any, and accrued interest, if any, shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company, the principal amount of, premium, if any, and accrued interest, if any, on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes, by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal amount of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see
"-- Modification and Waiver."

     The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60
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

days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

     The Indenture will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to any Person or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company, immediately prior to such transaction; (iv) immediately after giving effect to such transaction on a pro forma basis the Company, or any Person becoming the successor obligor on the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; provided that this clause (iv) shall not apply to (x) a consolidation, merger or sale of all (but not less than all) of the assets of the Company if all Liens and Indebtedness of the Company or any Person becoming the successor obligor of the Notes, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would, if Incurred at such time, have been permitted to be Incurred (and all such Liens and Indebtedness, other than Liens and Indebtedness of the Company and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture or (y) a consolidation, merger or sale of all or substantially all of the assets of the Company if immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor on the Notes shall have a Consolidated Leverage Ratio equal to or less than the Consolidated Leverage Ratio of the Company immediately prior to such transaction; and (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv) above) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

     Defeasance and Discharge. The Indenture provides that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes

(except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company, or any of its Subsidiaries is bound, and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clauses (c) and (d) under "Events of Default" with respect to such clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and such covenants and clauses (e) and (f) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption
Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes or (vii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

BOOK-ENTRY; DELIVERY AND FORM

     The certificates representing the Exchange Notes will initially be represented by one or more permanent global Notes in definitive, fully registered form (each a "Global Note") and will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC. Except in the limited circumstances described below under "Certificated Notes," owners of beneficial interests in a Global Note will not be entitled to receive physical delivery of Certificated Notes (as defined below).

     Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Note for all purposes under the Indenture and the Exchange Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee, or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     The Company expects that DTC will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of Exchange Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Exchange

Notes, DTC will exchange the applicable Global Note for Certificated Exchange Notes, which it will distribute to its participants.

     The Company understands that DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Notes in exchange for the Global Notes. Holders of an interest in a Global Note may receive a Certificated
Note in accordance with DTC's rules and procedures in addition to those provided for under the Indenture.

NO PERSONAL LIABILITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that, if it acquires any conflicting interest, it must eliminate such conflict or resign.

                        DESCRIPTION OF THE CAPITAL STOCK

     LDI's authorized capital stock consists of 100,000,000 shares of Common Stock, and 7,600,000 shares of preferred stock, of which 2,600,000 shares have been designated Series A Preferred Stock and 5,000,000 have been designated Series B Preferred Stock. As of June 1, 1998, 25,815,489, 2,456,556 and 2,500,000 shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock, respectively, were issued and outstanding.

COMMON STOCK

     The holders of Common Stock generally vote as a class with the holders of Series A Preferred Stock and each share of Common Stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. Holders of the Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor subject to the rights of holders of the Series A Preferred Stock and the Series B Preferred Stock. See "Dividend Policy" and "--Preferred Stock." Upon the liquidation, dissolution or winding up of LDI, the holders of Common Stock are entitled to receive ratably the net assets of LDI available after the payment of all debts and other liabilities and all preferential amounts to which the holders of the Series A Preferred Stock and the Series B Preferred Stock are entitled. The holders of Common Stock have no subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to, and are adversely affected by, the rights of the holders of shares of the Series A Preferred Stock and the Series B Preferred Stock (and will be subject to, and may be adversely affected by, the rights of the holders of any other series of preferred stock which LDI may designate and issue in the future).

WARRANTS

     In 1996, LDI completed a private placement of units consisting of Common Stock, Series A Warrants, Series B Warrants and Series C Warrants. The Series A Warrants and the Series B Warrants have expired. The Series C Warrants are each exercisable for one share of Common Stock at an exercise price of $1.25 and expire at 24 months from their date of issue. As of June 1, 1998, 863,976 Series C Warrants were outstanding. Dealers participating in the private placement were issued warrants exercisable for an aggregate of 462,566 shares of Common Stock at an exercise price of $.60 per share, which expire five years from their date of issue. In addition, warrants exercisable for a maximum of 231,291 shares of Common Stock (the actual number determinable in accordance with a formula set forth in the warrants) were issued to such dealers. Such warrants become exercisable at various times based on a formula set forth in the warrants, have exercise prices of $.75, $1.00 or $1.25, and expire 12, 18 or 24 months from the date of exercise of warrants placed by such dealers.

     In 1997, warrants to purchase 1,000,000 shares of Common Stock at an exercise price of $.75 per share, which expire in January and February 2002, were granted to Seruus in connection with a consulting agreement between Seruus and the Company and Seruus's providing a credit enhancement to a creditor of the Company in order to induce such creditor to provide loans to the Company.

     Also in 1997, in connection with the stock purchase agreement between the Advent Entities, certain employees and investment bankers involved in the transaction (the "Other ADV Warrantholders") and the Company dated July 28, 1997 (the "Advent Purchase Agreement"), the Advent Entities and the Other ADV Warrantholders were issued the ADV Warrants which are currently exercisable to purchase an aggregate of 10,911,620 shares of Common Stock at an exercise price of $.001 per share at any time after July 28, 1997. In addition, the Company issued warrants to the placement agents in connection with such transaction to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $2.00 per share, which expire on July 28, 2002. On March 20, 1998, the Company agreed to issue additional warrants to the Advent Entities and the Other ADV Warrantholders to purchase 1,010,101 shares of Common Stock at an exercise price of $.001 per share at any time after their issuance. The warrants are issuable to the Advent Entities and the Other ADV Warrantholders in consideration of their consent to amend the terms of the Series B Preferred Stock. See "Certain Transactions."

     In connection with the Offering, the Company issued 225,000 Warrants to purchase an aggregate of 3,394,655 shares of Common Stock (representing approximately 6.5% of the outstanding Common Stock on a fully-diluted basis as of the closing date of the Offering). The Warrants were issued pursuant to the Warrant Agreement between LDI and The Bank of New York (the "Warrant Agent"). A copy of the Warrant Agreement is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Each Warrant is evidenced by a Warrant Certificate which entitles the holder thereof to purchase 15.0874 shares of Common Stock of LDI at a price (the "Exercise Price") of $.01 per share, subject to adjustment as provided in the Warrant Agreement. The Warrants may be exercised at any time beginning one year after their date of issue and prior to the close of business on the tenth anniversary thereof. Warrants that are not exercised by such date will expire. The Warrants will become separately transferable from the Senior Notes on the earliest to occur of (i) the date that is six months following their date of issue, (ii) the commencement of the Exchange Offer and (iii) the effective date of a shelf registration statement with respect to the Notes. See "Description of the Exchange
Notes -- Registration Rights." Upon the occurrence of a merger, or a sale of substantially all of its assets, with a person that does not have a class of equity securities registered under the Exchange Act or a wholly owned subsidiary of such a person in connection with which the consideration to shareholders of LDI is not all cash, LDI or its successor by merger will be required, upon the expiration of the time periods set forth in the Warrant Agreement, to offer to repurchase the Warrants for cash.

     All of the warrants issued by the Company contain customary anti-dilution adjustments for certain issuances of stock, stock splits, combinations, dividends, distributions, reclassification, exchanges, substitution, reorganizations, mergers, consolidations, and sales of assets, except that the ADV Warrants also provide for adjustment upon the exercise of all issued and outstanding options and warrants as of July 28, 1997 and options issued or issuable under the Stock Incentive Plan and the Stock Option Plan.

PREFERRED STOCK

     SERIES A PREFERRED STOCK

     Ranking. The Series A Preferred Stock is senior to the Common Stock of LDI, whether such Common Stock is outstanding as of the date of issuance of the Series A Preferred Stock or thereafter issued, as to distributions upon liquidation, dissolution or the winding up of LDI. Without the consent of the holders of a majority of the Series A Preferred Stock, LDI may not issue additional shares of Series A Preferred Stock or any other equity security senior to or on a parity with the Series A Preferred Stock, including senior equity securities convertible into or exchangeable for, or issued with warrants for, capital stock of the Company,

     Voting Rights. The holders of Series A Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series A Preferred Stock are convertible. With respect to any matters presented to the shareholders for their action or consideration, except for matters relating to certain issuances and redemptions of capital stock and amendments or modification of certain terms of the Series A Preferred Stock (as to which matters the consent of holders of a majority of the Series A Preferred Stock must be obtained) or as otherwise required by law, the holders of the Series A Preferred Stock and Common Stock shall vote together as a single class.

     Dividends. The holders of Series A Preferred Stock are entitled to receive cumulative dividends, payable at the option of the Company in either cash or Common Stock, at the annual rate of $.03 per share. The holders of Series A Preferred Stock are entitled to receive an additional dividend per share of Common Stock into which it is convertible equal to the amount by which any dividend on the Common Stock exceeds $.03 per share. On December 31, 1998, all accrued and unpaid dividends must be paid, and thereafter, all accrued and unpaid dividends shall be paid on each December 31 of each year; provided, however, that all accrued and unpaid dividends shall become payable immediately in the event of the occurrence of a Specified Event (as defined herein) and shall thereafter be paid on each December 31 of each year. A "Specified Event" includes the closing of an offering and sale of Common Stock or other equity securities for the account of the Company with gross proceeds in excess of $7,500,000. Notwithstanding the foregoing and subject to certain conditions, dividends on the Series A Preferred Stock shall cease to accrue and the payment of all

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

previously accrued and unpaid dividends shall be waived if the Common Stock is quoted on Nasdaq or listed on a national securities exchange and has an average trading price equal to or in excess of $2.00 per share.

     Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Series A Preferred Stock are entitled to receive, prior to the holders of Common Stock, but subject to the right of holders of Series B Preferred Stock to receive certain payments, an amount equal to $.50 per share plus any accrued, but unpaid, dividends on the Series A Preferred Stock.

     Conversion. The holders of Series A Preferred Stock may convert all or any portion of their shares of Series A Preferred Stock into Common Stock of LDI at any time. LDI may convert all of the shares of Series A Preferred Stock into Common Stock upon (i) the closing of an underwritten public offering of Common Stock with aggregate gross proceeds of at least $7,500,000 and a per share public offering price of at least $2.00 or (ii) the election of a majority of the Series A Preferred Stock to so convert their shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into one share of Common Stock, subject to adjustment for certain future share issuances and other dilutive events.

     Redemption. In the event of (i) any consolidation or merger of LDI, or any other corporate reorganization or transaction or series of related transactions by the Company (other than an initial public offering) immediately after which the persons and entities (exclusive of the surviving or transferee entity or any affiliate thereof) who were the beneficial owners of the outstanding voting power of the Company immediately prior to such transaction or transactions are not the beneficial owners, directly or indirectly, of more than 50% of the total voting power of the Company or the surviving or transferee entity, or (ii) a sale or other disposition of all or substantially all of the assets of the Company, the holders of a majority of the Series A Preferred Stock may require LDI to redeem all of the Series A Preferred Stock at an amount per share equal to $.50 plus any accrued, but unpaid, dividends on the Series A Preferred Stock; provided, however, that the Company shall have no authority or obligation to redeem any shares of Series A Preferred Stock in the event that there remain outstanding any shares of Series B Preferred Stock.

     The holders of the Series A Preferred Stock have agreed not to exercise such redemption right unless permitted under the Indenture and to subordinate any claims to the claims of the holders of the Notes.

     SERIES B PREFERRED STOCK

     Ranking. The Series B Preferred Stock is senior to all other capital stock of LDI, whether such capital stock is outstanding as of the date of issuance of the Series B Preferred Stock or thereafter issued, as to distributions upon liquidation, dissolution or the winding up of LDI.

     Voting Rights. Other than certain consent rights and the right to elect certain members of LDI's Board of Directors, and except as otherwise provided by applicable law, holders of the Series B Preferred Stock have no voting rights.

     Board Representation. The holders of Series B Preferred Stock have the right to vote as a separate class to elect two directors to LDI's Board of Directors. Additionally, in the event the Company fails to redeem the Series B Preferred Stock at any time that the Company is required to do so pursuant to the terms of the Series B Preferred Stock, the holders of Series B Preferred Stock are entitled to elect two additional directors to LDI's Board of Directors.

     Dividends. The holders of Series B Preferred Stock are entitled to receive when and as declared by the Board of Directors, non-cumulative cash dividends at an annual rate of $1.20 per share commencing on the earlier of July 28, 2002 and the date upon which the Company closes an underwritten public offering of its Common Stock.

     Liquidation. Upon the liquidation, distribution of assets, dissolution or winding up of LDI, holders of Series B Preferred Stock are entitled to receive, prior to the holders of Series A Preferred Stock and Common Stock, an amount equal to $10 per share, plus any declared, but unpaid, dividends on the Series B Preferred Stock.

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

     Redemption. Provided that an Exchange Event (as defined below) has not occurred, the holders of a majority of the Series B Preferred Stock may require the Company to redeem the Series B Preferred Stock at any time following the earlier of (i) July 28, 2004, which may be extended as provided below and (ii) a Redemption Event. A Redemption Event is defined as the occurrence of (i) a sale or other disposition of all or substantially all of the assets of the Company,
(ii) any consolidation or merger of LDI, or any other corporate reorganization or transaction or series of related transactions by the Company (other than an initial public offering) immediately after which the persons and entities (exclusive of the surviving or transferee entity or any affiliate thereof) who were the beneficial owners of the outstanding voting power of the Company immediately prior to such transaction or transactions are not the beneficial owners, directly or indirectly, of more than 50% of the total voting power of the Company or the surviving or transferee entity, (iii) the completion of both of (a) an initial public offering and (b) issuance of high yield debt (i.e., debt securities rated Baa 3 or lower by Moody's Investor Service Inc. or BBB- or lower by Standard & Poor's Corporation or the Notes) ("High Yield Debt") by the Company, (iv) holders of 50% of the Common Stock, other than the Advent Entities, Clifford Friedland and David Glassman, dispose of their shares of Common Stock, or (v) the date when both Clifford Friedland and David Glassman have terminated their employment with the Company without good reason. The redemption price of the Series B Preferred Stock will be $10 per share plus all accrued and unpaid dividends thereon (the "Series B Redemption Price").

     If the Company issues High Yield Debt prior to the earliest of (i) an initial public offering, (ii) a Redemption Event and (iii) July 28, 2002, then the Company may extend the redemption date of the Series B Preferred Stock to a date no later than the day immediately following the maturity date of the High Yield Debt. The Company has extended the redemption date to the day after the maturity of the Notes.

     Upon the occurrence of an Exchange Event, and provided that a Redemption Event (that is not also an Exchange Event) has not occurred, the Company shall redeem the Series B Preferred Stock at a redemption price of $.001 per share. An Exchange Event is defined as the earlier to occur of (i) a Redemption Event that generates a value of at least $98 million for the warrants initially issued to the Advent Entities and (ii) the date that the closing price per share of the Common Stock, as listed on a public stock exchange, equals or exceeds a price for each of 20 consecutive trading days that, when multiplied by the number of shares of Common Stock for which the warrants initially issued to the Advent Entities are exercisable, exceeds $98 million. See "-- Warrants."

     In addition, the Company may redeem all, but not less than all, of the outstanding Series B Preferred Stock at any time at the Series B Redemption Price.

     The holders of the Series B Preferred Stock have agreed not to exercise such redemption right unless permitted under the Indenture and to subordinate any claims to the claims of the holders of the Notes.

     Limitation on Indebtedness. So long as any shares of Series B Preferred Stock remain outstanding, LDI and its subsidiaries are not permitted, without the vote or written consent of the holders of a majority of the Series B Preferred Stock, to incur third party debt, whether or not secured, including without limitation off-balance sheet financing, capital leases and operating leases, but specifically excluding accounts receivable financing, if as a result thereof, the aggregate outstanding principal balance of all third party debt owed by LDI, not including trade credit extended to the Company in the normal course of business, would exceed $30,000,000.

     Other Matters Requiring the Consent of the Holders of Series B Preferred Stock. So long as any shares of Series B Preferred Stock remain outstanding, LDI is not permitted, without the vote or written consent of the holders of a majority of the Series B Preferred Stock, to (among other things and subject to certain exceptions) (i) issue Common Stock for less than certain threshold amounts unless the aggregate number of such shares sold is less than 10% of all outstanding shares of Common Stock, (ii) amend or otherwise modify the Articles of Incorporation in any manner which materially adversely affects the rights of the holders of Series B Preferred Stock, (iii) issue additional shares of Series B Preferred Stock or any other equity security senior to or on a parity with the Series B Preferred Stock, including senior equity securities convertible into or exchangeable for, or issued with warrants for, capital stock of the Company,
(iv) spend in excess of the annual budget approved by the Board of Directors,
(v) consummate certain changes of control of the Company,
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

(vi) purchase or redeem, or declare dividends or other distributions on, capital stock of the Company or (vii) effect a fundamental change in the business of LDI.

PREEMPTIVE RIGHTS

     Pursuant to the 1994 Shareholders' Agreements, certain holders of the Common Stock and the Series A Preferred Stock have preemptive rights. If the Company issues or sells any voting stock, or any warrants, options or rights convertible into or exchangeable for, or that carry any rights to subscribe for or acquire, voting stock of the Company, which would adversely affect the proportionate or relative voting or dividend rights of any such holder of Common Stock or Series A Preferred Stock, then the Company is required to offer such holders an opportunity to subscribe for and acquire shares in the proposed issuance to maintain such holder's proportionate and relative voting and dividend rights. The preemptive rights do not apply to (i) treasury shares, (ii) shares of capital stock or warrants, options, securities or rights convertible into shares of capital stock issued to employees, directors, officers, consultants or independent contractors of the Company, or (iii) capital stock or warrants, options, securities or rights convertible into shares of capital stock issued in connection with the effectuation of a merger, consolidation or other business combination.

     In connection with the Advent Purchase Agreement, the Company, Mr. Friedland and Mr. Glassman entered into a preemptive rights agreement with the Advent Entities (the "Advent Preemptive Rights Agreement"). If the Company issues or sells any rights, options or warrants to purchase any Common Stock or securities of any type that are, or may become, convertible into Common Stock, then the other parties to the agreement have a right to purchase their pro rata share of such securities. These preemptive rights will not apply in the case of
(i) securities issued in connection with the acquisition by LDI of another business entity or business segment of such an entity if after the acquisition, LDI will own more than 50% of the voting power of such business entity or business segment, (ii) securities issued to employees, consultants, officers or directors of LDI pursuant to any stock option plan, (iii) securities issued in connection with any stock split, stock dividend, recapitalization or other reorganization of LDI, (iv) securities issued upon the exchange, exercise or conversion of any security that is the subject of the Advent Preemptive Rights Agreement, (v) securities sold in an initial public offering, (vi) treasury shares, (vii) any right, option or warrant to acquire any security convertible into or exchangeable for the securities described in any of subsections (i) through (vi) of this sentence, and (viii) any Common Stock, or any rights, options, warrants or shares convertible into or exchangeable for Common Stock, which the Company was required to issue before July 28, 1997. The Advent Preemptive Rights Agreement terminates upon the consummation of an underwritten public offering of Common Stock by the Company.

REGISTRATION RIGHTS

     Holders of substantially all of the issued and outstanding shares of Common Stock, the warrants to purchase Common Stock issued in connection with the private placement consummated by the Company in 1996 and the holders of the Series A Preferred Stock (with respect to the shares of Common Stock into which the Series A Preferred Stock is convertible) are entitled to certain piggy-back registration rights pursuant to the 1994 Shareholders' Agreements. The 1994 Shareholders' Agreements provide for registration rights any time the Company proposes to register any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash. In addition, such securityholders are entitled to certain demand registration rights under the terms of the respective purchase agreements pursuant to which such securities were acquired. In connection with the Advent Purchase Agreement, the Company entered into the Advent Registration Rights Agreement pursuant to which, the Advent Entities have certain rights in respect of the registration of the shares of Common Stock underlying the ADV Warrants held by the Advent Entities and the additional warrants to purchase 1,000,000 shares of Common Stock that the Company has agreed to issue to the Advent Entities (collectively, the "Advent Common Shares") including demand registration rights, subsequent to the first to occur of a qualified public offering of Common Stock or July 28, 2002 with respect to all or any part of not less than 25% of the Advent Common Shares. No more than two demand registrations may be requested by the Advent Entities. The Advent Entities also have piggy-back registration rights. The Advent Registration Rights Agreement terminates upon the earlier to occur of such date as the Advent Entities cease to own any Advent Common Shares and July 28, 2009. See "Certain Transactions."
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

     The holders of the Warrants will be entitled to "piggy-back" registration rights for the shares of Common Stock purchasable upon exercise of the Warrants in connection with any public offering of Common Stock (subject to certain exceptions).

SHAREHOLDER AGREEMENTS

     Pursuant to the 1994 Shareholders' Agreements, each shareholder party to the 1994 Shareholders' Agreements is required to vote all of its shares of stock and take all such other actions as may be necessary to elect and maintain Messrs. Friedland and Glassman as members of the Board of Directors of the Company; provided however, that the right of each of Messrs. Friedland and Glassman to be a member of the Board of Directors and the obligations of the shareholders party to the Shareholders' Agreements to vote to elect either as director shall terminate as to Messrs. Friedland or Glassman when such director owns less than 5% of the issued and outstanding capital stock of the Company. Additionally, the 1994 Shareholders' Agreements places certain restrictions on the transfer of stock by the shareholders party to the 1994 Shareholders' Agreements, including a requirement that the Company and the shareholders party to the 1994 Shareholders' Agreements first be given a right of first refusal before any transfer is made.

INDEMNIFICATION AND LIMITATIONS ON DIRECTORS' LIABILITY

     The Florida Act authorizes Florida corporations to indemnify any person who is or was a party to any proceeding (other than an action by or on behalf of the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is held liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation. The Company's Articles of Incorporation provide for indemnification to the maximum extent permitted by Florida law.

     Under the Florida Act, a director is not personally liable for monetary damages to a corporation or any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances such as certain violations of criminal law and transactions in which the director derived an improper personal benefit. As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available.

     The foregoing provisions of the Florida Act and the Company's Articles of Incorporation could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, the Company.

ANTI-TAKEOVER PROVISIONS OF FLORIDA LAW

     Several anti-takeover provisions under Florida law apply to corporations organized under Florida law unless the corporation has elected to opt out of such provisions in its articles of incorporation or (depending on the provision in questions) its bylaws. The Company has not elected to opt out of these provisions. The Florida Act contains a provision that prohibits the voting of shares in certain Florida corporations which are acquired in a "control share acquisition" unless the board of directors approves the control share acquisition or the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors with respect to one-fifth or more of such voting power. This statutory voting restriction is not applicable in certain circumstances set forth in the Florida Act. The Company is subject to this statutory provision.

     The Florida Act contains an "affiliated transaction" provision that prohibits certain Florida corporations from engaging in a broad range of business combinations or other corporate transactions with an "interested shareholder" unless (i) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder, (ii) the transaction is approved by a majority of disinterested directors, (iii) the interested shareholder owns 90% of the corporation's outstanding voting shares or has owned at least 80% of the corporation's outstanding voting shares for at least five years, or (iv) certain conditions with respect to the consideration to be paid in the affiliated transaction and certain additional conditions set forth in the Florida Act are met. An interested shareholder is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a corporation's outstanding voting shares. The Company is not currently subject to this statutory provision but will become subject thereto at such time as the Company has more than 300 shareholders.

     These provisions could have the effect of delaying, deferring or preventing a change of control of the Company. See "Risk Factors -- Anti-Takeover Effects."

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the material United States federal income tax consequences of an investment associated with the exchange of the Senior Notes for the Exchange Notes and with the ownership and disposition of the Notes. This summary is based on current provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), applicable final, temporary and proposed Treasury Regulations ("Treasury Regulations"), judicial authority, and current administrative rulings and pronouncements of the Internal Revenue Service (the "Service") and upon the facts concerning the Company as of the date hereof. There can be no assurance that the Service will not take a contrary view, and no ruling from the Service has been or will be sought by the Company. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

     This summary does not purport to deal with all aspects of taxation that may be relevant to particular holders of the Notes in light of their personal investment or tax circumstances, or to certain types of investors (including individual retirement accounts and other tax deferred accounts, insurance companies, financial institutions, broker-dealers or tax-exempt organizations) subject to special treatment under the United States federal income tax laws. This discussion does not deal with special tax situations, such as the holding of the Notes as part of a straddle with other investments, or situations in which the functional currency of a holder is not the United States dollar. In addition, this discussion deals only with Notes held by initial purchasers that hold such Notes as capital assets within the meaning of Section 1221 of the Code. Except as otherwise described herein, this discussion applies only to a person who is a holder who purchased Senior Notes pursuant to the Offering at the "issue price" (as defined below).

     For purposes of this discussion, the term "U.S. Holder" means a citizen or resident of the United States, a corporation, limited liability company, partnership or other entity created or organized in the United States or under the law of the United States or any state thereof (including the District of Columbia), an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (or, under certain circumstances, a trust the income of which is includible in gross income for United States federal income tax purposes regardless of its source). The term also includes certain former citizens of the United States. The term "Non-U.S. Holder" means any person other than a U.S. Holder. This summary of United States federal income tax considerations is based upon the advice of Loeb & Loeb LLP, counsel to LDI.
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

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. THE TAX TREATMENT MAY VARY DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF EXCHANGING THE SENIOR NOTES FOR THE EXCHANGE NOTES AND HOLDING AND DISPOSING OF THE NOTES INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

THE EXCHANGE

     In the opinion of Loeb & Loeb LLP, tax counsel to the Company, the exchange of Senior Notes for Exchange Notes will not be treated as an exchange for federal income tax purposes because the Exchange Notes will not differ materially in kind or extent from the Senior Notes and because the exchange will occur by operation of the original terms of the Senior Notes. As a result, U.S. Holders who exchange their Senior Notes for Exchange Notes will not recognize any income, gain or loss for federal income tax purposes. A U.S. Holder will have the same adjusted issue price, adjusted basis and holding period in the Exchange Notes immediately after the exchange as it had in the Senior Notes immediately before the exchange.

ALLOCATION OF PURCHASE PRICE BETWEEN NOTES AND WARRANTS

     For United States federal income tax purposes, the Senior Notes were originally issued and sold as part of a Unit comprised of one Senior Note and one Warrant to purchase 15.0874 shares of Common Stock. The issue price of a Unit for United States federal income tax purposes was the first price at which a substantial amount of Units were sold to the public (excluding sales to bond houses, brokers or similar persons acting as underwriters, placement agents or wholesalers). The issue price of a Unit was allocated between the Notes and the Warrants based on the Company's best judgment of the relative fair market values of each such component of the Unit on the issue date. The Company allocated $939.81 to each Note and $60.19 to each Warrant. Pursuant to Treasury Regulations issued under provisions of the Code relating to original issue discount (the "OID Regulations"), each holder will be bound by such allocation for United States federal income tax purposes unless such holder discloses on a statement attached to its tax return for the taxable year that includes the acquisition date of such Unit that its allocation differs from that of the Company. No assurance can be given that the Service will accept the Company's allocation. If the Company's allocation were successfully challenged by the Service, the issue price, original issue discount accrual on the Note and gain or loss on the sale or disposition of a Note or Warrant would be different from that resulting under the allocation determined by the Company.

THE NOTES

     Under applicable authorities, the Notes should be treated as indebtedness for United States federal income tax purposes. In the unlikely event the Notes are treated as equity, the amount of any actual or constructive distributions on any such Note would first be taxable to the holder as dividend income to the extent of the issuer's current and accumulated earnings and profits, and next would be treated as a return of capital to the extent of the holder's tax basis in the Note, with any remaining amount treated as gain from the sale of a Note. Further, payments on the Notes treated as equity to Non-U.S. Holders would not be eligible for the portfolio interest exception from United States withholding tax, and dividends thereon would be subject to United States withholding tax at a flat rate of 30% (or lower applicable treaty rate) and gain from their sale or other taxable disposition might also be subject to United States tax. See
"-- Non-U.S. Holders." In addition, in the event of equity treatment, the Company would not be entitled to deduct interest on the Notes for United States federal income tax purposes. The remainder of this discussion assumes that the Notes will constitute indebtedness of the Company for such tax purposes.

     TAXATION OF STATED INTEREST

     Stated interest paid or accrued on the Notes will be taxable to a U.S. Holder as ordinary interest income in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes.

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

     The interest rate on the Notes will be increased if the Company fails to either consummate the Exchange Offer or cause resales of the Notes to be registered under the Securities Act prior to applicable deadlines. See "Description of the Notes -- Exchange Offer, Registration Rights." According to the OID Regulations, the possibility of a change in the interest rate will not affect the yield of the Notes (and accordingly, will not affect the inclusion of interest in income) if, based on all the facts and circumstances as of the issue date, the possibility that such a change will occur is remote. The Company does not intend to treat the possibility of a change in the interest rate as affecting the yield to maturity of any Note. If, however, the interest rate were increased because of such a failure, a U.S. Holder would be required to include in gross income any increased amount of interest over the remaining term of the Notes, possibly in advance of the receipt of cash relating thereto.

     ORIGINAL ISSUE DISCOUNT

     General. As a result of the allocation of a portion of the issue price of the Units to the Warrants, the Notes will be treated as issued with OID, and each U.S. Holder will be required to include in income (regardless of whether such U.S. Holder is a cash or accrual basis taxpayer) in each taxable year, in advance of the receipt of corresponding cash payments on such Notes, that portion of the OID, computed on a constant yield basis, attributable to each day during such year on which the U.S. Holder held the Notes. See "-- Taxation of Original Issue Discount."

     The amount of OID with respect to each Note will be equal to the excess of
(i) its "stated redemption price at maturity" over (ii) its issue price. Under the OID Regulations, the "stated redemption price at maturity" of each Note will include all payments to be made in respect thereof, including any stated interest payments, other than "qualified stated interest." Payments of qualified stated interest are payments of interest which are unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a qualifying rate, including a single fixed rate. The "issue price" of a Note is determined in the manner described under "--Allocation of Purchase Price Between Notes and Warrants."

     Taxation of Original Issue Discount. A U.S. Holder of a debt instrument issued with OID is required to include in gross income for United States federal income tax purposes an amount equal to the sum of the "daily portions" of such OID for all days during the taxable year on which the holder holds the debt instrument. The daily portions of OID required to be included in a holder's gross income in a taxable year will be determined upon a constant-yield basis by allocating to each day during the taxable year on which the holder holds the debt instrument a pro-rata portion of the OID on such debt instrument which is attributable to the "accrual period" in which such day is included. Accrual periods with respect to a Note may be of any length and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period. The amount of the OID attributable to each "accrual period" will be the product of the "adjusted issue price" at the beginning of such accrual period and the "yield to maturity" of the debt instrument (stated in a manner appropriately taking into account the length of the accrual period). The "yield to maturity" is the discount rate that, when used in computing the present value of all payments to be made under the Notes, produces an amount equal to the issue price of the Notes. The "adjusted issue price" of a debt instrument at the beginning of an accrual period is defined generally as the issue price of the debt instrument plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments on the debt instrument (except for payments of "qualified stated interest," as defined above). Accordingly, a U.S. Holder of a Note will be required to include OID in gross income for United States federal income tax purposes in advance of the receipt of cash in respect of such income. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of OID allocable to the final accrual period at maturity of the Note is the difference between (x) the amount payable at the maturity of the Note, and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

     Effect of Mandatory and Optional Redemptions on OID. In the event of a Change of Control, the Company will be required to offer to redeem all of the Notes at redemption prices specified elsewhere herein. In the event that the Company receives net proceeds from one or more Equity Offerings, the Company may,
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

at any time prior to April 15, 2001, use all or a portion of such net proceeds to redeem the Notes in amounts and at redemption prices specified elsewhere herein. Under the OID Regulations, computation of yield and maturity of the Notes is not affected by such redemption rights and obligations if, based on all the facts and circumstances as of the issue date, the potential occurrence of such contingencies is remote. The Company has determined that, based on all of the facts and circumstances that are expected to exist as of the issue date, the possibility that a Change of Control or an optional redemption by the Company will occur is remote and, as a result, the stated payment schedule of the Notes must not be adjusted for such contingencies.

     The Company may redeem the Notes, in whole or in part, at any time on or after April 15, 2003, at redemption prices specified elsewhere herein, plus accrued and unpaid interest to the date of redemption. The OID Regulations contain rules for determining the "maturity date" and the stated redemption price at maturity of an instrument that may be redeemed prior to its stated maturity date at the option of the issuer. Under the OID Regulations, solely for purposes of the accrual of OID, it is assumed that the issuer will exercise any option to redeem a debt instrument if such exercise will lower the yield-to-maturity of the debt instrument. The Company anticipates that it will not be presumed to redeem the Notes prior to their stated maturity under the foregoing rules because the exercise of such option would not lower the yield-to-maturity of the Notes.

     MARKET DISCOUNT, ACQUISITION PREMIUM

     If a U.S. Holder acquires a Note for an amount that is less than its revised issue price (generally, adjusted issue price at the time of acquisition), the amount of the difference will be treated as "market discount," unless such difference is less than a specified de minimis amount. Under the market discount rules of the Code, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition (including a gift) of, a Note as ordinary income to the extent of any accrued market discount that has not previously been included in income. Market discount generally accrues on a straight-line basis over the remaining term of the Note, unless the U.S. Holder elects to accrue market discount on a constant interest method. A U.S. Holder may not be allowed to deduct immediately all or a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry such Note.

     A U.S. Holder may elect to include market discount in income currently as it accrues (either on a straight-line basis or, if the U.S. Holder so elects, on a constant-yield basis), in which case the interest deferral rule set forth in the preceding paragraph will not apply. Such an election will apply to all bonds acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Service.

     A U.S. Holder that acquires a Note for an amount that is greater than the adjusted issue price of such Note but equal to or less than the sum of all amounts payable on such Note after the purchase date will be considered to have purchased such Note at an "acquisition premium." Under the acquisition premium rules of the Code and the OID Regulations, the daily portion of OID which such holder must include in its gross income with respect to such Note for any taxable year will be reduced by an amount equal to the OID multiplied by a fraction, the numerator of which is the amount of such acquisition premium and the denominator of which is the OID remaining from the date the Note was purchased to its maturity date.

     SALE OR OTHER DISPOSITION

     In general, upon the sale, exchange or redemption of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (not including any amount attributable to accrued but unpaid interest) and (ii) the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will be equal to the portion of the Unit purchase price allocable to such Note, increased by the amount of any market discount or OID previously taken into income by the U.S. Holder and reduced by the amount of any payments made on such Note (other than payments of "qualified stated interest," as defined above) that are received by the U.S. Holder.

     Subject to the discussion of market discount above, gain or loss realized on the sale, exchange or redemption of a Note will be capital gain or loss. Capital gain recognized by individual U.S. Holders generally will be subject to a maximum federal income tax rate of (i) 39.6% if the U.S. Holder held the Note for not more than one year, (ii) 28% if the U.S. Holder held the Note for more than one year but not more than eighteen months, and (iii) 20% if the U.S. Holder held the Note for more than eighteen months. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations with respect to the deductibility of capital losses.

     An exchange of Notes pursuant to the Exchange Offer and the associated redemption of the Notes by the Company in exchange for the Exchange Notes should not be considered a taxable event.

NON-U.S. HOLDERS

     In general, subject to the discussion below concerning backup withholding:

          (a) payments of principal or interest (including OID) on the Notes by the Company or any paying agent to a beneficial owner of a Note that is a Non-U.S. Holder will not be subject to United States withholding tax, provided that, in the case of interest or accrued OID, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is not a "controlled foreign corporation" (within the meaning of the Code) that is related, directly or indirectly, to the Company through stock ownership, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (summarized below) are satisfied;

          (b) A Non-U.S. Holder of a Note will not be subject to United States income tax on gains realized on the sale, exchange or other disposition of such Note, unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain other conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the Non-U.S. Holder, or (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain United States expatriates; and

          (c) a Note held by an individual who is not a citizen or resident of the United States at the time of his death will not be subject to United States estate tax as a result of such individual's death, provided that, at the time of such individual's death, the individual does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the United States.

     To satisfy the certification requirements referred to in (a)(iv) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either (i) the beneficial owner of a Note must certify, under penalties of perjury, to the Company or its paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide such owner's name and address, and United States taxpayer identification number ("TIN"), if any, or (ii) a securities clearing organization, bank or other financial institution that holds customers securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to the Company or its paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. A certificate described in this paragraph is effective only with respect to payments of interest made to the certifying Non-U.S. Holder after delivery of the certificate in the calendar year of its delivery and the two immediately succeeding calendar years. Under temporary Treasury Regulations, such requirement will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8, under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address, and any Financial Institution holding the Note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

     Treasury Regulations released on October 6, 1997 (the "New Regulations") and effective for payments made after December 31, 1999, subject to certain transition rules, provide alternative methods for satisfying the certification requirements described above. The New Regulations require, in the case of Notes held by a foreign partnership, that (i) the certification be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships.

     If a Non-U.S. Holder of a Note is engaged in a trade or business in the United States and if interest (including OID) on the Note, or gain realized on the sale, exchange or other disposition of the Note, is effectively connected with the conduct of such trade or business and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the Non-U.S. Holder in the United States, the Non-U.S. Holder, although exempt from United States withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to regular United States income tax on such interest or gain in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide the Company with a properly executed IRS Form 4224 in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest (including OID) on a Note and any gain recognized on the sale, exchange or other disposition of a Note will be included in the earnings and profits of such Non-U.S. Holder if such interest or gain is effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the United States. The New Regulations alter certain of the withholding reporting and certification requirements described above, effective for payments made after December 31, 1999, subject to certain transition rules. In general, for payments made after December 31, 1999, a Non-U.S. Holder with effectively connected income must provide to the Company, either directly or through an intermediary, a valid IRS Form W-8 to claim an exemption from withholding.

     In the unlikely event the Notes were treated as equity, the periodic distributions received by a Non-U.S. Holder on the Notes would not qualify for the portfolio interest exemption from United States federal income tax and would instead be treated as dividends as described above.

     Non-U.S. Holders should consult with their tax advisors regarding United States and foreign tax consequences with respect to the Notes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Backup withholding of United States federal income tax at a rate of 31% may apply to payments made in respect of a Note to a holder that is not an "exempt recipient" and that fails to provide certain identifying information (such as the holder's TIN) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a Note must be reported to the Service, unless the holder is an exempt recipient or otherwise establishes an exemption.

     In the case of payments of interest on a Note to a Non-U.S. Holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither the Company nor a paying agent has actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

     Payments of the proceeds of the sale of a Note to or through a foreign office of a broker that is a United States person, a "controlled foreign corporation" (within the meaning of the Code), or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the United States, or (pursuant to the New Regulations, for payments made after December 31, 1999) a foreign partnership with certain United States connections, are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and has no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding. Under current Treasury Regulations, payments of the proceeds of a sale of a Note to or through the United States office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent or broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder of a Note generally will be allowed as a refund or credit against such holder's United States federal income tax, provided that the required information is timely furnished to the Service.

     In general, the New Regulations do not significantly alter the current substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under the New Regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A holder of a Note should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of the New Regulations on payments made with respect to Notes after December 31, 1999.

     THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF NOTES IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE EXCHANGE OF SENIOR NOTES FOR EXCHANGE NOTES AND THE OWNERSHIP AND DISPOSITION OF NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Senior Notes where such Senior Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period not to exceed 180 days after the Expiration Date, it will furnish additional copies of this Prospectus, as amended or supplemented, to any broker-dealer that reasonably requests such documents for use in connection with any such resale.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Exchange Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek approval for quotation through any automated quotation system. The Company has been advised by the Placement Agents that following completion of the Exchange Offer, the Placement Agents intend to make a market in the Exchange Notes. However, the Placement Agents are not obligated to do so and any market-marking activities with respect to the Exchange Notes may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of or the trading market for the Exchange Notes. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may cease at any time. If a public trading market develops for the Exchange Notes, future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the market for similar securities, the financial conditions and results of operations of the Company and other factors beyond the control of the Company, including general economic conditions. Notwithstanding the registration of the Exchange Notes in the Exchange Offer, holders who are "affiliates" of the Company (within the meaning of Rule 405 under the Securities
Act) may publicly offer for sale or resell the Exchange Notes only in compliance with the provisions of Rule 144 under the Securities Act or any other available exemptions under the Securities Act.

     The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the Senior Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Exchange Notes offered hereby will be passed upon for the Company by Loeb & Loeb LLP, New York, New York 10154-0037.

                                    EXPERTS

     The consolidated financial statements of Long Distance International Inc. and subsidiaries at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is not currently subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon effectiveness of the Registration Statement of which this Prospectus forms a part, the Company will become subject to the informational requirements of the Exchange Act. In addition, the Indenture provides that, regardless of whether the Company is then required to file reports with the Commission, the Company shall file with the Commission all such reports and other information as would be required to be filed with the Commission if the Company were subject to the reporting requirements of the Exchange Act. The Company will supply, or cause the Trustee to supply, to each holder of Exchange Notes, without cost, copies of such reports or other information.

     The Company has filed the Registration Statement of which this Prospectus forms a part under the Securities Act with respect to the Exchange Offer. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement. For further information about the Company and the Exchange Offer, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith. The statements contained in this Prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to a copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of each such document may be obtained from the Commission at its principal office in Washington D.C. upon payment of the charges prescribed by the Commission or, in the case of certain such documents, by accessing the Commission's World Wide Web site at http://www.sec.gov.

     The Company is required by the terms of the Indenture to furnish the Trustee with annual reports containing consolidated financial statements audited by its independent public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

                      (This page intentionally left blank)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants..........   F-2
Consolidated Balance Sheets at December 31, 1996 and 1997...   F-3
Consolidated Statements of Operations for years ended
  December 31, 1995, 1996 and 1997..........................   F-4
Consolidated Statements of Common Shareholders' Equity
  (Capital Deficiency) for years ended December 31, 1995,
  1996 and 1997.............................................   F-5
Consolidated Statements of Cash Flows for years ended
  December 31, 1995, 1996 and 1997..........................   F-6
Notes to Condensed Consolidated Financial Statements........   F-7
Condensed Consolidated Balance Sheets at December 31, 1997
  and March 31, 1998 (unaudited)............................  F-21
Condensed Consolidated Statements of Operations for three
  months ended March 31, 1997 and 1998 (unaudited)..........  F-22
Condensed Consolidated Statements of Cash Flows for three
  months ended March 31, 1997 and 1998 (unaudited)..........  F-23
Notes to Condensed Consolidated Financial Statements
  (unaudited)...............................................  F-24

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Long Distance International Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Long Distance International Inc. and subsidiaries (the Company) as of December 31, 1996 and 1997, and the related consolidated statements of operations, common shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 1997. Our audit also included the financial statement schedule listed in the Index at Item 21(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Long Distance International Inc. and subsidiaries at December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

West Palm Beach, Florida
February 17, 1998, except for
Note 15, as to which the date is March 20, 1998.

                        LONG DISTANCE INTERNATIONAL INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31
                                                              --------------------------
                                                                 1996           1997
                                                              ----------    ------------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................  $  254,728    $ 12,172,779
  Restricted cash...........................................      28,000         104,970
  Accounts receivable, net of allowance for doubtful
     accounts of $371,000 in 1996 and $956,000 in 1997......   2,443,136       5,981,978
  Other current assets......................................     240,060         458,363
                                                              ----------    ------------
Total current assets........................................   2,965,924      18,718,090
Property and equipment, net.................................     542,216       7,514,008
Goodwill, net of accumulated amortization of $3,690 in 1996
  and $26,428 in 1997.......................................      19,301         450,087
Other assets, net...........................................     366,269       1,124,938
                                                              ----------    ------------
Total assets................................................  $3,893,710    $ 27,807,123
                                                              ==========    ============
                LIABILITIES AND COMMON SHAREHOLDERS' CAPITAL DEFICIENCY
Current liabilities:
  Accounts payable..........................................  $1,427,653    $  4,277,443
  Accrued telecommunication costs...........................   1,356,802       3,341,975
  Other accrued liabilities.................................   1,186,000       3,561,363
  Current portion of capital lease obligations..............          --         500,113
  Current portion of installment loans......................          --          50,717
                                                              ----------    ------------
Total current liabilities...................................   3,970,455      11,731,611
Installment loans...........................................          --         148,836
Capital lease obligations...................................          --       2,450,781
Commitments
Redeemable convertible, preferred stock, Series A,
  cumulative $.001 par value -- 2,600,000 shares authorized
  and 2,456,556 shares issued and outstanding -- liquidation value of $1,324,410 and $1,393,608 in 1996 and 1997,
  respectively..............................................   1,290,910       1,364,607
Redeemable preferred stock, Series B, $.001 par
  value -- 5,000,000 shares authorized, 2,500,000 shares
  issued and outstanding -- liquidation value of
  $25,000,000...............................................          --      12,350,478
Common shareholders' capital deficiency:
  Common stock, $.001 par value -- 100,000,000 shares
     authorized, 22,382,171 and 24,754,354 shares issued and
     outstanding in 1996 and 1997, respectively.............      22,382          24,754
  Additional paid-in capital................................   4,535,389      16,995,486
  Accumulated deficit.......................................  (5,925,426)    (17,259,430)
                                                              ----------    ------------
Total common shareholders' capital deficiency...............  (1,367,655)       (239,190)
                                                              ----------    ------------
Total liabilities and common shareholders' capital
  deficiency................................................  $3,893,710    $ 27,807,123
                                                              ==========    ============

                            See accompanying notes.

                        LONG DISTANCE INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                        1995           1996            1997
                                                     -----------    -----------    ------------
Revenues, net......................................  $ 2,592,633    $14,361,835    $ 40,115,910
Costs of telecommunications services...............    1,931,504      8,361,323      22,719,511
                                                     -----------    -----------    ------------
Gross margin.......................................      661,129      6,000,512      17,396,399
Selling, general and administrative expenses.......    2,299,452      9,886,808      28,065,918
Depreciation and amortization......................       30,231        121,356         440,116
                                                     -----------    -----------    ------------
Operating loss.....................................   (1,668,554)    (4,007,652)    (11,109,635)
Other expense (income):
  Minority interest................................           --       (179,259)        132,384
  Interest income..................................      (33,363)       (19,063)       (430,656)
  Interest expense.................................       17,681        211,713         522,641
                                                     -----------    -----------    ------------
                                                         (15,682)        13,391        (224,369)
                                                     -----------    -----------    ------------
Net loss...........................................   (1,652,872)    (4,021,043)    (11,334,004)
Preferred dividends and redemption accretion.......      (17,937)       (73,695)       (901,876)
                                                     -----------    -----------    ------------
Net loss applicable to common shareholders.........  $(1,670,809)   $(4,094,738)   $(12,235,880)
                                                     ===========    ===========    ============
Net loss per share applicable to common
  shareholders -- basic and dilutive...............  $     (0.10)   $     (0.21)   $      (0.51)
                                                     ===========    ===========    ============
Weighted average shares outstanding................   16,667,092     19,836,912      23,953,434
                                                     ===========    ===========    ============

                            See accompanying notes.

                        LONG DISTANCE INTERNATIONAL INC.

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
                              (CAPITAL DEFICIENCY)

                                                                                                     TOTAL COMMON
                                                                                                     SHAREHOLDERS'
                                     COMMON STOCK       ADDITIONAL                                      EQUITY
                                 --------------------     PAID-IN     ACCUMULATED    SUBSCRIPTIONS     (CAPITAL
                                   SHARES     AMOUNT      CAPITAL       DEFICIT       RECEIVABLE      DEFICIENCY)
                                 ----------   -------   -----------   ------------   -------------   -------------
Balance at January 1, 1995.....  14,339,000   $14,339   $ 1,043,861   $   (251,511)    $(102,500)     $   704,189
  Stock subscriptions
    received...................          --        --            --             --       102,500          102,500
  Issuance of common stock, net
    of issuance costs of
    $47,000....................   2,520,761     2,520       983,679             --      (280,000)         706,199
  Issuance of common stock for
    subsidiary.................      50,000        50        22,450             --            --           22,500
  Issuance of common stock for
    equipment..................     288,571       289       100,711             --            --          101,000
  Accrued dividends on
    preferred stock............          --        --       (17,937)            --            --          (17,937)
  Net loss.....................          --        --            --     (1,652,872)           --       (1,652,872)
                                 ----------   -------   -----------   ------------     ---------      -----------
Balance at December 31, 1995...  17,198,332    17,198     2,132,764     (1,904,383)     (280,000)         (34,421)
  Stock subscriptions
    received...................          --        --            --             --       280,000          280,000
  Issuance of common stock, net
    of issuance costs of
    $628,800...................   3,043,171     3,043     1,194,062             --            --        1,197,105
  Issuance of common stock on
    conversion of bridge
    loan.......................   2,140,668     2,141     1,282,258             --            --        1,284,399
  Accrued dividends on Series A
    preferred stock............          --        --       (73,695)            --            --               --
  Net loss.....................          --        --            --     (4,021,043)                    (4,021,043)
                                 ----------   -------   -----------   ------------     ---------      -----------
Balance at December 31, 1996...  22,382,171    22,382     4,535,389     (5,925,426)           --       (1,367,655)
  Issuance of common stock from
    exercise of warrants, net
    of issuance costs of
    $45,740....................   1,615,233     1,615     1,283,619             --            --        1,285,234
  Issuance of common stock for
    advertising costs..........     606,950       607       615,454             --            --          616,061
  Issuance of common stock to
    investment advisor.........     150,000       150        89,850             --            --           90,000
  Issuance of Series B
    warrants, net of issuance
    costs of $1,092,244........          --        --    11,313,050             --            --       11,313,050
  Issuance of warrants for line
    of credit..................          --        --        60,000             --            --           60,000
  Accrued dividends on Series A
    preferred stock............          --        --       (73,695)            --            --          (73,695)
  Accretion to redemption value
    of Series B preferred
    stock......................          --        --      (828,181)            --            --         (828,181)
  Net loss.....................          --        --            --    (11,334,004)           --      (11,334,004)
                                 ----------   -------   -----------   ------------     ---------      -----------
Balance at December 31, 1997...  24,754,354   $24,754   $16,995,486   $(17,259,430)    $      --      $  (239,190)
                                 ==========   =======   ===========   ============     =========      ===========

                            See accompanying notes.

                        LONG DISTANCE INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------
                                                                 1995           1996            1997
                                                              -----------    -----------    ------------
OPERATING ACTIVITIES:
Net loss....................................................  $(1,652,872)   $(4,021,043)   $(11,334,004)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................       30,231        121,356         440,116
  Minority partner's equity in losses (income) of
    subsidiary..............................................           --       (179,259)        132,384
  Common stock issued for advertising services..............           --             --         217,467
  Provision for bad debts...................................       60,000        651,741       2,580,125
  Changes in operating assets and liabilities, net of
    effects of acquisition of Speedial International:
    Accounts receivable.....................................     (665,324)    (2,491,407)     (6,118,967)
    Other current assets....................................      (14,489)      (215,627)       (224,745)
    Other assets............................................      (84,851)       (99,547)       (447,318)
    Accounts payable........................................       44,338      1,324,365       2,849,790
    Accrued telecommunication costs.........................      295,998      1,060,805       1,985,173
    Other accrued liabilities...............................      134,942      1,074,993       2,785,505
                                                              -----------    -----------    ------------
Net cash used in operating activities.......................   (1,852,027)    (2,773,623)     (7,134,474)
INVESTING ACTIVITIES:
Increase in restricted cash.................................           --        (28,000)        (76,970)
Acquisition of Speedial International.......................           --             --      (1,047,605)
Purchases of property and equipment.........................     (189,228)      (324,586)     (3,214,869)
                                                              -----------    -----------    ------------
Net cash used in investing activities.......................     (189,228)      (352,586)     (4,339,444)
FINANCING ACTIVITIES:
Proceeds from issuance of common stock and exercise of
  warrants, net of offering costs...........................      813,292      1,472,268       1,285,234
Proceeds from issuance of preferred stock and warrants, net
  of offering costs.........................................    1,166,778         32,500      22,835,348
Proceeds from line of credit................................           --             --       1,480,000
Repayment of line of credit.................................           --             --      (1,480,000)
Principal payments on capital lease obligations.............           --             --        (598,166)
Principal payments on installment loans.....................           --             --        (130,447)
Proceeds from contributions by minority partner.............           --         46,875              --
Proceeds from bridge financing..............................           --      1,284,399              --
                                                              -----------    -----------    ------------
Net cash provided by financing activities...................    1,980,070      2,836,042      23,391,969
                                                              -----------    -----------    ------------
Increase (decrease) in cash and cash equivalents............      (61,185)      (290,167)     11,918,051
Cash at beginning of year...................................      606,080        544,895         254,728
                                                              -----------    -----------    ------------
Cash and cash equivalents at end of year....................  $   544,895    $   254,728    $ 12,172,779
                                                              ===========    ===========    ============
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
Common stock issued in repayment of bridge loan.............  $        --    $ 1,284,399    $         --
                                                              ===========    ===========    ============
Common stock issued for subscriptions receivable............  $   280,000    $        --    $         --
                                                              ===========    ===========    ============
Common stock issued for equipment...........................  $   101,000    $        --    $         --
                                                              ===========    ===========    ============
Common stock issued for acquisition.........................  $    22,500    $        --    $         --
                                                              ===========    ===========    ============
Common stock issued for accrued advertising costs...........  $        --    $        --    $    398,595
                                                              ===========    ===========    ============
Common stock issued to investment advisor...................  $        --    $        --    $     90,000
                                                              ===========    ===========    ============
Property and equipment acquired under capital leases........  $        --    $        --    $  3,549,060
                                                              ===========    ===========    ============
Property and equipment purchased under installment loans....  $        --    $        --    $    330,000
                                                              ===========    ===========    ============
Accrued dividends on Series A preferred stock...............  $    17,937    $    73,695    $     73,695
                                                              ===========    ===========    ============
Accretion on Series B preferred stock.......................  $        --    $        --    $    828,181
                                                              ===========    ===========    ============
Warrants issued in connection with the line of credit.......  $        --    $        --    $     60,000
                                                              ===========    ===========    ============

                            See accompanying notes.

                        LONG DISTANCE INTERNATIONAL INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION

     Long Distance International Inc. (the Company) was incorporated in the State of Florida in May 1993. The Company is a provider of domestic and international long distance services to residential and small and medium business customers primarily in the United States and Europe. The Company offers a full range of telecommunication services including calling card, dial-around, easy access, prepaid and postpaid calling card, and toll free services.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Dynamic Telecom International Inc. (DTI) and its majority-owned subsidiaries, LDI, Ltd. and Long Distance International (U.K.) Ltd. (formerly Speedial Incorporated). All significant intercompany balances and transactions have been eliminated in consolidation.

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives (from two to seven years) of the related assets. Property and equipment under capital leases is recorded at the present value of the future minimum lease payments and amortized over the lesser of the related lease term or useful life of the related assets.

     Included in property and equipment are indefeasible rights of use (IRU) on certain international telecommunications networks. The IRUs are amortized over an estimated five year life.

  REVENUES AND COSTS OF TELECOMMUNICATION SERVICES

     Revenues from telecommunications services are recognized when the services are provided and costs of telecommunications services are recognized as incurred. Costs of telecommunications services primarily represent transmission and switching costs charged by carriers and access charges assessed by local telephone operating companies which permit the Company's customers to originate and terminate long distance calls.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. Actual results could differ from these estimates.

  STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, defines a fair value method of accounting for issuance of stock options and other equity investments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

     Pursuant to SFAS No. 123, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, but are required to disclose in a note to the financial statements pro forma net income amounts as if the Company had applied the new method of accounting. Additionally, SFAS No. 123 requires increased disclosure for stock-based compensation for stock-based arrangements.

                        LONG DISTANCE INTERNATIONAL INC.

     The Company accounts for stock-based compensation under APB No. 25, under which the Company's employee and director stock option plans qualify as noncompensatory plans. Consequently, no compensation expense is recognized (see
Note 10).

  LOSS PER SHARE

     The Company computes loss per share pursuant to SFAS No. 128, Earnings Per Share. Weighted average shares outstanding do not include any contingently issued shares. The dilutive effect of options, warrants and Series A convertible preferred stock have not been considered as their effect would be antidilutive for all periods presented. See Notes 10 and 11.

  LONG-LIVED ASSETS

     The Company accounts for long-lived assets pursuant to SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the assets may be impaired. The Company, based on current circumstances, does not believe that any long-lived assets are impaired at December 31, 1997.

  GOODWILL

     Goodwill represents the excess of the consideration paid over the fair value of assets acquired from acquisitions and is amortized on a straight-line basis over five to ten years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of cash flows.

     During October 1997, the Company acquired the assets of Speedial International, a United Kingdom (U.K.) company. Amounts paid in excess of the fair value of assets acquired were $452,000 which is being amortized on a straight line basis over ten years.

  CUSTOMER LISTS

     Included in other assets at December 31, 1997 is a customer list in the amount of approximately $434,000 (see Note 3). As determined by management, the customer list is being amortized over two years, which is the expected period to be benefited from the customers acquired. At December 31, 1997, accumulated amortization was $55,000.

  MINORITY INTEREST

     In January 1996, the Company contributed $150,000 to establish an 80% ownership interest in LDI, Ltd., a newly formed U.K. company that provides telecommunications services to U.K. customers. In January 1998, the Company repurchased the outstanding minority interest for approximately $380,000.

     The Company generally allocates to the minority shareholder of LDI, Ltd. its share of any profits or losses. During 1997, the minority interest shareholder did not fund its share of the losses and, as a result, the Company absorbed 100% of the cumulative unfunded net losses through December 31, 1997.

                        LONG DISTANCE INTERNATIONAL INC.

  ADVERTISING EXPENSE

     The Company expenses advertising costs as incurred. The Company incurred advertising expenses of approximately $178,000, $4,400,000 and $9,200,000, during the years ended December 31, 1995, 1996 and 1997, respectively. Advertising expenses consist primarily of direct mail programs.

  STATEMENT OF CASH FLOWS

     The Company considers all highly liquid investments with an initial maturity of less than three months to be cash equivalents. Management believes the use of credit quality financial institutions minimizes the risk of loss associated with cash and cash equivalents.

  RESTRICTED CASH

     Restricted cash on the accompanying consolidated balance sheets consist of certificates of deposit that are collateral for the Company's performance under a telecommunications services agreement and certain letters of credit.

  CONCENTRATION OF CREDIT RISK

     The Company has an agreement with a national service bureau to coordinate billing and collection services from a majority of the Company's customers through local exchange carriers (LECs). At December 31, 1996 and 1997, approximately 88% and 60% of the Company's accounts receivable were due from LEC's, respectively.

     A majority of the Company's transmission and switching facilities are provided by three telecommunications carriers. Under the terms of the supplier agreements, the Company purchases long distance service at certain per-minute rates, which vary based on the time, distance and type of call. Although management believes that alternative carriers could be found in a timely manner, disruption of these services for more than a brief period of time would have a negative effect on the Company's operating results.

  REGULATION

     The Company is subject to regulation by the Federal Communications Commission and by various state public service and public utility commissions.

  FOREIGN CURRENCY TRANSLATION

     For the Company's foreign operations, where the functional currency is other than the U.S. dollar, balance sheet amounts are generally translated using the exchange rate in effect at the balance sheet date. Statement of operations amounts are translated at the average exchange rate for the period. At December 31, 1996 and 1997, the gains and losses resulting from the changes in exchange rates from period to period were not material.

RECLASSIFICATION

     Certain amounts in prior year's financial statements have been reclassified to conform with the current year's presentation.

3.  ACQUISITION

     In October 1997, the Company acquired the net assets of Speedial International, a U.K. Company that previously provided prepaid long distance services to U.K. customers. The acquisition is being accounted for under the purchase method and the purchase price was approximately $1,040,000. The fair value of the net

                        LONG DISTANCE INTERNATIONAL INC.

assets acquired was approximately $674,000 based upon the preliminary purchase price allocation. Revenue generated from the customer base acquired from Speedial International is included in the accompanying 1997 statement of operations from the purchase date.

4.  ACCOUNTS RECEIVABLE FINANCING

     The Company accounts for its accounts receivable financing pursuant to SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which provides accounting and reporting standards for sales, securitizations and servicing of receivables and other financial assets. The adoption of SFAS No. 125, which was effective for all transactions occurring after December 31, 1996, did not have a material effect on the Company.

     The Company's U.S. and U.K. factoring agreements qualify for sales treatment under SFAS No. 125. Under the U.S. agreements, primarily all customer accounts receivable are assigned to a billing and collection service, who in turn sells its ownership in the receivables to a commercial paper conduit. Under the U.K. agreement, primarily all customer accounts receivable are assigned to a financial institution. The financial institutions advance 80% and 70% of the customer accounts in the U.S. and U.K., respectively, in anticipation of customer collections, to the Company at the prime rate plus 2% in the U.S. and the Bank of Scotland rate plus 2.5% in the U.K. Advances received are net of interest amounts accrued on prior advances for which customer payment has not been processed.

     At December 31, 1996 and 1997, the outstanding balance of such receivables for which the Company was contingently liable was approximately $2,275,000 and $3,646,000, respectively. During the years ended December 31, 1996 and 1997, the Company received proceeds of approximately $10,757,000 and $26,513,000, respectively, pursuant to these agreements and incurred approximately $154,000 and $425,000, respectively, in interest charges upon the sale of such accounts. Interest paid to the purchaser of such receivables was approximately $395,000 and $109,000 for the years ended December 31, 1996 and 1997, respectively. Included in accrued liabilities at December 31, 1997 is an accrual for service fees and for contingently liable amounts of approximately $521,000 and $778,000, respectively, principally related to trade receivables sold.

5.  PROPERTY AND EQUIPMENT

     A summary of property and equipment, both owned and pursuant to capital lease obligations, is as follows:

                                                            DECEMBER 31
                                                       ----------------------
                                                         1996         1997
                                                       --------    ----------
Furniture and fixtures...............................  $ 51,948    $  167,490
Machinery and equipment..............................   275,960     1,254,931
Network equipment....................................        --     4,525,775
Computer equipment...................................   334,198     1,964,538
Leasehold improvements...............................    19,947       120,374
                                                       --------    ----------
                                                        682,053     8,033,108
Less accumulated depreciation........................  (139,837)     (519,100)
                                                       --------    ----------
                                                       $542,216    $7,514,008
                                                       ========    ==========

     Included in machinery and equipment is approximately $101,000 for equipment under a five-year capital lease agreement with a major shareholder. The lease payments were prepaid at the inception of the lease in September 1995 by the issuance of common stock with an estimated fair value of $101,000. At the end of the lease term, the Company may purchase the equipment for a nominal amount.

                        LONG DISTANCE INTERNATIONAL INC.

6.  LONG-TERM DEBT

     Installment loans at December 31, 1997 consist of the following:

Installment loan, collateralized by equipment, interest at
  Libor + 3% per annum, payable in quarterly installments of
  $1,105 through 2001.......................................  $ 17,680
Installment loan, collateralized by equipment, interest at
  Libor + 5.5% per annum, payable in quarterly installments
  of $11,298 through 2001...................................   181,873
                                                              --------
                                                               199,553
Less current maturities.....................................   (50,717)
                                                              --------
Long-term debt..............................................  $148,836
                                                              ========

     Future annual principal payments on installment loans are as follows:

             YEAR ENDED DECEMBER 31:
             -----------------------
1998..............................................  $ 50,717
1999..............................................    49,612
2000..............................................    49,612
2001..............................................    49,612
                                                    --------
                                                    $199,553
                                                    ========

     Interest paid on installment loans during the year ended December 31, 1997 was approximately $21,000.

     On January 31, 1997, the Company entered into an agreement (the Agreement) with an unrelated party under which the Company was provided access to a $1,800,000 line of credit (the Line) with a bank. The Line matures in January 1999 and is guaranteed by the unrelated party. Pursuant to the Agreement, the Company will pay interest monthly to the bank at 8.25% per annum and will pay a fee monthly to the unrelated party at a rate equal to 2% per annum. Under the Agreement, the Company issued to the unrelated party warrants to purchase 1,000,000 shares of common stock at an exercise price of $0.75 per share. The warrants expire January 31, 2003. There were no amounts outstanding under the Line at December 31, 1997. During the year ended December 31, 1997, the Company paid nominal fees to the unrelated party associated with amounts borrowed under the Line which are included in interest expense in the accompanying consolidated statement of operations. Interest paid on amounts outstanding on the Line during the year ended December 31, 1997 was approximately $8,000.

     In March 1996, the Company obtained $1,200,000 in bridge financing in the form of an unsecured note payable. In September 1996, the Company repaid the outstanding principal and accrued interest with the issuance of common stock (see Note 11).

7.  LEASES

     The Company leases its premises under noncancelable operating leases expiring at various dates through 2000. Rental expense was approximately $61,000, $166,834 and $391,215 for the years ended December 31, 1995, 1996 and
1997, respectively. In addition, the Company leases certain computer and telecommunications equipment under noncancelable capital leases. Interest paid on capital leases during the year ended December 31, 1997 was approximately $50,000.

                        LONG DISTANCE INTERNATIONAL INC.

     As of December 31, 1997, the scheduled future minimum lease payments required under capital and operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

                                                       CAPITAL      OPERATING
              YEAR ENDED DECEMBER 31:                   LEASES        LEASES
              -----------------------                 ----------    ----------
  1998..............................................  $  831,048    $  328,439
  1999..............................................     831,048       234,720
  2000..............................................     796,447       212,640
  2001..............................................     724,896       154,872
  2002..............................................     692,634       145,920
  Thereafter........................................          --     1,490,564
                                                      ----------    ----------
Total minimum lease payments........................   3,876,073    $2,567,155
                                                                    ==========
Less amounts representing interest (12% to 20%).....    (925,179)
                                                      ----------
Present value of obligations under capital leases...   2,950,894
Less current maturities.............................    (500,113)
                                                      ----------
Long-term obligations under capital leases..........  $2,450,781
                                                      ==========

8.  COMMITMENTS

     In October 1997, the Company entered into a purchase agreement for an IRU on a sub-marine telecommunications cable. The Company will pay an aggregate of $5 million plus 12% interest per annum payable through 2001. Included in fixed assets as of December 31, 1997 is a $500,000 initial payment under this agreement. In accordance with the agreement, the initial payment is refundable only in the event that the capacity is not available at the October 1998 effective date, as defined. Upon completion of the cable, the IRU will be capitalized and classified as a fixed asset and amortized over the estimated useful life of the IRU.

     In January 1998, the Company entered into a purchase agreement for an IRU on a land-based telecommunication cable. The Company will pay an aggregate of $750,000 plus 12% interest per annum payable through 2001. Upon completion of the cable, the IRU will be capitalized and classified as a fixed asset and amortized over the estimated useful life of the IRU.

Future annual principal and interest required under these agreements are as follows:

             YEAR ENDED DECEMBER 31:
             -----------------------
  1998...........................................  $1,727,864
  1999...........................................   1,714,610
  2000...........................................   1,818,360
  2001...........................................     906,993
                                                   ----------
Total payments...................................  $6,167,827
                                                   ==========

     At December 31, 1996 and 1997, the Company is contingently liable under certain letters of credit provided to telecommunications carriers to ensure payment of telecommunications costs incurred by the Company.

9.  INCOME TAXES

     The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when

                        LONG DISTANCE INTERNATIONAL INC.

the differences are expected to reverse. Significant components of the Company's net deferred income taxes are as follows:

                                                             YEAR ENDED DECEMBER 31
                                                          ----------------------------
                                                             1996            1997
                                                          -----------    -------------
Deferred tax assets:
  Allowance for doubtful accounts.......................  $   317,000    $     480,000
  Accrued expenses......................................           --           45,000
  Net operating loss carryforwards......................    1,641,000        5,800,000
                                                          -----------    -------------
                                                            1,958,000        6,325,000
Valuation allowance.....................................   (1,939,000)      (6,245,000)
                                                          -----------    -------------
Total deferred tax assets...............................       19,000           80,000
Deferred tax liabilities:
  Fixed assets..........................................      (19,000)         (80,000)
                                                          -----------    -------------
Total deferred tax liabilities..........................      (19,000)         (80,000)
                                                          -----------    -------------
Total net deferred taxes................................  $        --    $          --
                                                          ===========    =============

     SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that a $6,245,000 valuation allowance at December 31, 1997 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the years ended December 31, 1996 and 1997 was $1,232,000 and $4,306,000, respectively.

     The Company has incurred net operating losses since inception. At December 31, 1997, the Company had approximately $12,000,000 and $4,000,000 in operating loss carryforwards for U.S. and foreign income tax purposes, respectively, that expire in various amounts from 2008 through 2012. The Company may have had a change of ownership as defined by the Internal Revenue Code Section 382. As a result, a substantial annual limitation may be imposed upon the future utilization of its net operating loss carryforwards. At this point in time, the Company has not completed a change in ownership study and the exact amount of any such limitations are not known.

     The federal statutory tax rate reconciled to the effective rate is as follows:

                                                            YEAR ENDED DECEMBER 31
                                                         ----------------------------
                                                          1995       1996       1997
                                                         ------     ------     ------
Federal statutory rate (benefit).......................  (34.00)%   (34.00)%   (34.00)%
State tax rate, net of federal benefit.................   (3.63)     (3.63)     (3.63)
Nondeductible items....................................    1.20       0.92       0.65
Change in valuation allowance..........................   36.43      36.51      37.99
Other..................................................    0.00       0.20      (1.01)
                                                         ------     ------     ------
                                                           0.00%      0.00%      0.00%
                                                         ======     ======     ======

10.  EMPLOYEE BENEFITS

  STOCK OPTIONS

     During 1994, the Board of Directors approved the 1994 Employee Stock Option Plan (the 1994 Plan) covering substantially all full time employees of the Company. The 1994 Plan is administered by the Board of Directors who have authority to grant up to 5,000,000 awards of any combination of incentive stock options

                        LONG DISTANCE INTERNATIONAL INC.

(ISO), nonqualified stock options (NSO), stock appreciation rights (SAR) or stock depreciation rights. The term of the options (limited to ten years), vesting schedule and exercise price are at the discretion of the Board of Directors. At December 31, 1997, there were 1,977,500 shares awarded under the 1994 Plan.

     In July 1997, the Board of Directors approved the 1997 Stock Incentive Plan (the 1997 Plan) covering the Company's executive officers, as defined. The 1997 Plan is administered by the Board of Directors who have authority to grant up to 4,000,000 awards of any combination of ISO's, NSO's, SAR's or restricted stock. The term of the options, vesting schedule and exercise price are at the discretion of the Board of Directors. At December 31, 1997, there were 2,000,000 shares awarded under the 1997 Plan.

     The Company has granted options to certain employees and directors which are issuable at the discretion of the Company's Board of Directors and generally vest ratably over a two to four year period. Remaining option terms range from one to five years. As determined by the Company's Board of Directors, the exercise price of all options exceeded the fair market value of the underlying common stock at the grant date. Therefore, no compensation expense was recognized.

     Pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of outstanding options was estimated at the date of grant using the minimum value method with the following assumptions: risk-free interest rate of 5.5% and 6.5% for 1996 and 1997, respectively; no expected dividends; and weighted average expected life of the options from three to five years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effect of applying the fair value method prescribed by SFAS No. 123 to the Company's options results in pro forma net loss applicable to common shareholders of $13,051,000 for the year ended December 31, 1997. The pro forma effect for the years ended December 31, 1996 and 1995 was not material.

                        LONG DISTANCE INTERNATIONAL INC.

     No options were exercised, expired or forfeited during the years ended December 31, 1996 and 1997. A summary of the Company's stock option activity and related information is as follows:

                                                        YEAR ENDED DECEMBER 31
                                              -------------------------------------------
                                                 1995           1996             1997
                                              -----------    -----------      -----------
Options outstanding at January 1............      619,000        646,500        1,229,500
  Issued....................................       27,500        583,000        2,748,000
                                              -----------    -----------      -----------
Options outstanding December 31.............      646,500      1,229,500        3,977,500
                                              ===========    ===========      ===========
Exercisable at December 31..................      300,000        654,000        3,015,500
                                              ===========    ===========      ===========
Options with exercise prices equal to or
  less than $1.25 per share:
  Number of options at December 31..........      646,500      1,229,500        3,754,500
                                              ===========    ===========      ===========
  Weighted average contractual life
     remaining (in years)...................            4            3.0              3.6
                                              ===========    ===========      ===========
  Range in exercise prices..................  $0.05-$0.45    $0.05-$0.60      $0.05-$1.25
                                              ===========    ===========      ===========
  Weighted average exercise price of
     currently exercisable options..........        $0.06          $0.11            $0.94
                                              ===========    ===========      ===========
  Weighted average exercise price of
     outstanding options....................        $0.07          $0.12            $0.93
                                              ===========    ===========      ===========
Options with exercise prices greater than
  $1.25 per share:
  Number of options at December 31..........           --             --          223,000
                                              ===========    ===========      ===========
  Weighted average contractual life
     remaining (in years)...................           --             --              4.8
                                              ===========    ===========      ===========
  Range in exercise prices..................          $--            $--      $2.00-$2.10
                                              ===========    ===========      ===========
  Weighted average exercise price of
     currently exercisable options..........          $--            $--            $2.10
                                              ===========    ===========      ===========
  Weighted average exercise price of
     outstanding options....................          $--            $--            $2.07
                                              ===========    ===========      ===========

  EMPLOYEE SAVINGS PLAN

     On January 1, 1997, the Company adopted a 401(k) savings plan (the Plan) pursuant to which all employees that have completed six months of active service or were employed on the date of adoption are eligible. The Plan provides for matching contributions from the Company at the discretion of the Company's Board of Directors. No matching contributions were made for the year ended December 31, 1997.

11.  CAPITAL STOCK

  SERIES A PREFERRED STOCK

     The Company has outstanding 2,456,556 shares of its Series A Cumulative Convertible Preferred Stock (Series A Preferred). Cumulative dividends are payable at a fixed annual rate of $.03 per share ($96,132 and $165,330 accrued at December 31, 1996 and 1997, respectively). Each share of Series A Preferred has voting rights equal to common stock and are convertible into shares of common stock at any time at a conversion price equal to $.50 per share. In the event of any liquidation, dissolution or winding up of the Company, the

                        LONG DISTANCE INTERNATIONAL INC.

holders of the Series A Preferred shall be entitled to receive an amount equal to $.50 per share plus all cumulative accrued and unpaid dividends. In addition, if a change in control of the Company occurs, as defined, the holders of the outstanding Series A Preferred can require the Company to redeem the shares for $.50 per share plus all cumulative accrued and unpaid dividends. The terms of the Series A Preferred restrict the Company's ability to pay dividends on common stock and grant the holders of the Series A Preferred participation in dividends declared on common shares in excess of certain defined levels.

  SERIES B PREFERRED STOCK

     On July 28, 1997, the Company executed an agreement with a group of investors under common control (Investor Group) wherein the Investor Group agreed to provide a maximum of $25,000,000 for up to 2,500,000 shares of Series B Preferred Stock, par value $.001 per share (Series B Preferred) plus detachable stock warrants (Series B Warrants) to purchase up to 10,321,215 shares of the Company's common stock at an exercise price of $.001 per warrant.

     On July 28, 1997, the Investor Group purchased 2,400,000 shares of Series B Preferred and 9,908,367 Series B Warrants for $24,000,000. In addition, the Company sold 7,000 shares of Series B Preferred and 28,898 Series B Warrants to certain employees and investment bankers involved in the transaction for $70,000.

     In August 1997, the Investor Group purchased 75,000 shares of Series B Preferred and 309,636 Series B Warrants for $750,000. In addition, the Company sold 18,000 shares of Series B Preferred and 74,314 Series B Warrants to an investment banker involved in the transaction for $180,000.

     Total proceeds to the Company were $22,832,847, net of offering costs. A portion of the net proceeds were used to pay the $330,000 outstanding balance under the Line (see Note 6).

     Dividends on the Series B Preferred are payable at a fixed annual rate of $1.20 per share if and when declared by the Board of Directors. The holders of the Series B Preferred have the right to elect two members to the Board of Directors. The Series B Preferred and its accrued and unpaid dividends are redeemable at the option of the Company any time or at the option of the holder at anytime after the seventh anniversary of their issuance. In the event of any liquidation, dissolution or winding up of the Company, the holders of outstanding Series B Preferred shall be entitled to receive an amount equal to $10 per share plus all declared and unpaid dividends, or $15 per share plus all declared and unpaid dividends in the event that the Company experiences an operating shortfall in 1998, as defined. For the year ended December 31, 1997, the accretion to redemption value was recorded assuming a redemption value of $10 per share. The Company, based upon its results during 1998, will change the recorded redemption value assuming a redemption value of $15 per share if it becomes apparent that a 1998 operating shortfall will be experienced.

     As determined by the Company's Board of Directors, the Series B Preferred was recorded at $11,522,298 which represents the estimated fair value at the date of issuance, net of issuance costs of $1,092,244, and the Series B Warrants were recorded at $11,313,049, which represents the estimated fair value at the date of issuance, net of issuance costs of $1,072,409. The Series B Preferred will accrete up to the ultimate redemption value through periodic charges to retained earnings, or in the case of an accumulated deficit, additional paid-in capital. For the year ended December 31, 1997, the Company recorded accretion of $828,181.

     The terms of the Series A Preferred and Series B Preferred restrict, among other things, the Company's ability to authorize or issue equity securities, enter into new commitments or borrowings over specified amounts or make certain expenditures over specified amounts not provided for in the Company's financial operating budget.

                        LONG DISTANCE INTERNATIONAL INC.

  COMMON STOCK

     In March 1996, the Company obtained $1,200,000 in bridge financing in the form of an unsecured note payable (the Note) from an investment banker. Interest on the Note was payable at maturity at 8%. The Company incurred $60,000 in financing costs related to the bridge loan which is included in interest expense in the 1996 statement of operations. In September 1996, the Note and all accrued and unpaid interest thereon aggregating $1,285,000 was converted into 2,140,668 shares of the Company's common stock based upon the estimated fair value of the common stock as determined by the Company's Board of Directors.

     During the year ended December 31, 1996, the Company issued 3,043,171 shares of its common stock in a private placement. Proceeds were approximately $1,197,000, net of issuance costs of approximately $628,800.

     During the year ended December 31, 1997, the Company issued 1,615,233 shares of its common stock from the exercise of warrants. Proceeds were approximately $1,285,234, net of issuance costs of approximately $45,740.

     During 1996, the Company entered into an agreement with its primary advertising printer whereby the printer may receive shares of the Company's common stock in payment for printing services. The agreement provided the option to receive cash or common stock for each invoice, limited to 20% of the amount of each invoice. Included in accrued expenses at December 31, 1996 was approximately $399,000 payable to the printer for which the printer elected to receive common stock in lieu of cash. During the year ended December 31, 1997, the Company issued 305,264 shares of common stock in settlement of amounts accrued at December 31, 1996. During the year ended December 31, 1997, invoice amounts for printing services incurred in 1997 totaling $217,000 were settled with the issuance of 301,686 shares of common stock. The agreement expired in 1997.

     During 1996, the Company entered into an agreement with an investment advisor whereby the advisor would receive shares of the Company's common stock in payment for consulting services. Included in accrued expenses at December 31, 1996 was $90,000 payable to the advisor. In January 1997, the Company issued 150,000 shares of common stock in settlement of the amounts accrued at December 31, 1996.

  WARRANTS

     During 1995, a representative of a major shareholder was appointed to the Company's Board of Directors and the Company issued warrants to the shareholder to purchase up to 2,000,000 shares of common stock at exercise prices ranging from $0.60 to $1.00. The warrants expire at various dates through March 1998. On March 31, 1997, warrants were exercised by the holder to purchase 650,000 shares of common stock. The Company received proceeds of $487,500.

     During 1996, the Company issued common stock with detachable warrants to purchase up to 2,591,919 shares of common stock at exercise prices ranging from $0.75 to $1.25. The warrants expire at various dates through December 1998. Using the minimum value options pricing model, the Company determined that the fair value of the warrants was not material.

     In connection with the issuance of the Series B Preferred, described above, the Company issued 10,321,215 Series B Warrants.

     In January 1997, and in connection with the issuance of the Line (see Note
6), the Company issued warrants to purchase up to 1,000,000 shares of common stock at an exercise price of $0.75 per warrant. The Company determined that the fair value of the warrants was $60,000. Accordingly, the Company recorded the value as deferred financing costs and is amortizing the amount to interest expense over the term of the Line.

                        LONG DISTANCE INTERNATIONAL INC.

     In July 1997, and in connection with the issuance of the Series B Preferred and associated warrants described above, the Company issued warrants to purchase up to 500,000 shares of common stock at an exercise price of $2.00 per warrant. The warrants were issued to an investment advisor for assistance with this transaction. The Company determined that the fair value of the warrants was not material.

     A summary of the Company's warrants is as follows:

                                                       YEAR ENDED DECEMBER 31
                                          ------------------------------------------------
                                              1995             1996              1997
                                          -------------    -------------    --------------
Warrants outstanding at January 1.......             --        2,000,000         4,591,919
  Issued................................      2,000,000        2,591,919        11,822,583
  Exercised.............................             --               --        (1,615,233)
  Forfeited.............................             --               --          (527,719)
                                          -------------    -------------    --------------
Warrants outstanding and exercisable at
  December 31...........................      2,000,000        4,591,919        14,271,550
                                          =============    =============    ==============
Range in exercise prices................  $0.60 - $1.00    $0.60 - $1.25    $0.001 - $1.25
                                          =============    =============    ==============

     As of December 31, 1997, common shares reserved for issuance are as follows:

Series A Preferred..........................................   2,456,556
Series B Preferred..........................................   2,500,000
Employee stock options......................................   3,977,500
Warrants....................................................  14,271,550
                                                              ----------
Total.......................................................  23,205,606
                                                              ==========

12.  RELATED PARTY TRANSACTIONS

     The Company provides telecommunication services to certain major shareholders. In the opinion of management, rates charged to these shareholders are comparable to rates charged to similar commercial customers. During the years ended December 31, 1996 and 1997, revenue from these shareholders was approximately $254,788 and $523,920, respectively.

     During 1997, the Company issued shares of common stock to their primary advertising printer (see Note 11).

     During 1997, the Company paid $324,000 to a network consulting company. In December 1997, the owner of the consulting company accepted an offer to become a member of the Company's Board of Directors.

13.  GEOGRAPHIC DATA

     The Company is engaged in one major line of business which involves providing long distance service to residential and small and medium business customers. The Company's services are provided primarily in the United States and Western Europe (beginning in 1995). Substantially all European results are derived from services provided in the U.K.

     The Company's results have been partially dependent on operations located in Europe. These operations are subject to the risks that are inherent in operating in such locations, including government regulations and currency fluctuations.

     Revenues by geographic area consist only of services provided to customers, as reported in the accompanying consolidated statements of operations. Operating loss by geographic area represents net revenues less applicable costs and expenses related to those revenues. Unallocated expenses are primarily comprised of general and administrative expenses of a corporate nature. Identifiable assets by geographic area represent those assets used in the operation of each geographic area. Corporate assets consist of an allocation of property and equipment.

                        LONG DISTANCE INTERNATIONAL INC.

     The following table presents selected financial information pertaining to the Company's geographic operations:

                                                       YEAR ENDED DECEMBER 31
                                             ------------------------------------------
                                                1995           1996            1997
                                             -----------    -----------    ------------
                                                           (U.S. DOLLARS)
Revenues, net:
  United States............................  $ 2,544,055    $14,020,394    $ 34,459,013
  Europe...................................       48,578        341,441       5,656,897
                                             -----------    -----------    ------------
Consolidated revenues, net.................  $ 2,592,633    $14,361,835    $ 40,115,910
                                             ===========    ===========    ============
Operating (loss) income:
  United States............................  $(1,700,355)   $(2,834,356)   $ (6,656,064)
  Europe...................................       31,801       (869,832)     (3,560,410)
  Unallocated expenses.....................           --       (303,464)       (893,161)
                                             -----------    -----------    ------------
Consolidated operating loss................  $(1,668,554)   $(4,007,652)   $(11,109,635)
                                             ===========    ===========    ============

                                                                   DECEMBER 31
                                                            --------------------------
                                                               1996           1997
                                                            -----------    -----------
                                                                  (U.S. DOLLARS)
Identifiable assets:
  United States...........................................  $ 3,344,835    $21,264,427
  Europe..................................................      505,717      5,886,543
  Corporate...............................................       43,158        656,153
                                                            -----------    -----------
Consolidated identifiable assets..........................  $ 1,666,585    $ 3,893,710
                                                            ===========    ===========

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, restricted cash, accounts receivable, accounts payable and accrued expenses on the accompanying consolidated balance sheets approximate fair value due to the short maturity of these items.

     Installment loans bear interest at Libor plus 3.0% and Libor plus 5.5%. The carrying amounts reported in the accompanying December 31, 1997 consolidated balance sheet approximate fair value because the interest rates are tied to a quoted variable rate.

     Series A Preferred provides for cumulative dividends at a rate of 3% per annum. Series B Preferred does not provide for cumulative dividends. It is not practicable to estimate the fair value of the Series A and Series B Preferred at December 31, 1996 and 1997 due to the specific voting rights and Board of Director representations that inure to the holders of such securities.

15.  SUBSEQUENT EVENT

     On March 20, 1998, the Company agreed to issue to the holders of Series B Preferred Stock (Series B Holders) warrants to purchase an additional 1,010,101 shares of Common Stock. These warrants are issuable in consideration of the Series B Holders' consent to amend the terms of the Series B Preferred Stock to, among other things, eliminate the provisions of the Series B Preferred Stock that provided for potential redemption at $15 per share. The warrants provide for the purchase of one share of the Company's common stock at an exercise price of $0.001. The warrants have no expiration date. The warrants were accounted for as a dividend to the Series B Holders based upon the estimated fair value of $4.00 per warrant as determined by the Company's Board of Directors.

                        LONG DISTANCE INTERNATIONAL INC.

16.  SUBSEQUENT EVENT (UNAUDITED)

     On April 1, 1998, as amended, the Company entered into a non-binding letter of intent to purchase a U.K. company that provides cellular communications services to U.K. customers. The proposed purchase is approximately $2.3 million of which 50% will be paid in cash and 50% will be paid through the issuance of the Company's common stock.

                        LONG DISTANCE INTERNATIONAL INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                         MARCH 31,      PRO FORMA
                                                         DECEMBER 31,       1998        MARCH 31,
                                                             1997       (SEE NOTE 9)       1998
                                                         ------------   ------------   ------------
                                                                        (UNAUDITED)    (UNAUDITED)
ASSETS:
Current assets:
  Cash and cash equivalents............................  $12,172,779    $ 3,997,564    $144,619,561
  Restricted cash......................................      104,970        897,304      27,323,355
  Accounts receivable, net of allowance for doubtful
     accounts of $956,000 at December 31, 1997 and
     $1,556,180 at March 31, 1998......................    5,981,978      8,950,121       8,950,121
  Other current assets.................................      458,363      1,173,206       1,173,206
                                                         -----------    -----------    ------------
Total current assets...................................   18,718,090     15,018,195     182,066,243
Restricted cash........................................           --             --      49,076,952
Property and equipment, net............................    7,514,008      9,254,435       9,254,435
Goodwill, net of accumulated amortization of $26,428 at
  December 31, 1997 and $34,014 at March 31, 1998......      450,087        442,500         442,500
Other assets, net......................................    1,124,938      1,606,562       9,947,562
                                                         -----------    -----------    ------------
Total assets...........................................  $27,807,123    $26,321,692    $250,787,692
                                                         ===========    ===========    ============
LIABILITIES AND COMMON SHAREHOLDERS' CAPITAL
  DEFICIENCY:
Current liabilities:
  Accounts payable.....................................  $ 4,277,443    $ 8,221,861    $  8,221,861
  Accrued telecommunication costs......................    3,341,975      2,583,138       2,583,138
  Other accrued liabilities............................    3,561,363      4,945,984       4,945,984
  Current portion of capital lease obligations.........      500,113        798,909         798,909
  Current portion of installment loans.................       50,717         49,612          49,612
                                                         -----------    -----------    ------------
Total current liabilities..............................   11,731,611     16,599,504      16,599,504
Installment loans......................................      148,836        136,432         136,432
Capital lease obligations..............................    2,450,781      2,854,252       2,854,252
Notes offered hereby...................................           --             --     211,456,000
Commitments
Redeemable convertible, preferred stock, Series A,
  cumulative $.001 par value -- 2,600,000 shares
  authorized and 2,456,556 shares issued and
  outstanding -- liquidation value of $1,393,608 and
  $1,412,032 at December 31, 1997 and March 31, 1998,
  respectively.........................................    1,364,607      1,383,032       1,383,032
Redeemable preferred stock, Series B, $.001 par
  value -- 5,000,000 shares authorized, 2,500,000
  shares issued and outstanding -- liquidation value of
  $25,000,000..........................................   12,350,478     12,834,342      12,834,342
Redeemable warrants, 3,394,655 authorized, issued and
  outstanding..........................................           --             --      13,010,000
Common shareholders' capital deficiency:
  Common stock, $.001 par value -- 100,000,000 shares
     authorized, 24,754,354 and 25,543,541 shares
     issued and outstanding at December 31, 1997 and
     March 31, 1998, respectively......................       24,754         25,544          25,544
  Additional paid-in capital...........................   16,995,486     17,247,862      17,247,862
  Accumulated deficit..................................  (17,259,430)   (24,779,417)    (24,779,417)
  Accumulated other comprehensive income...............           --         20,141          20,141
                                                         -----------    -----------    ------------
Capital deficiency.....................................     (239,190)    (7,485,870)     (7,485,870)
                                                         -----------    -----------    ------------
Total liabilities and common shareholders' capital
  deficiency...........................................  $27,807,123    $26,321,692    $250,787,692
                                                         ===========    ===========    ============

                            See accompanying notes.

                        LONG DISTANCE INTERNATIONAL INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                THREE MONTHS ENDED MARCH 31,
                                                              --------------------------------
                                                                   1997              1998
                                                              --------------    --------------
                                                                        (UNAUDITED)
Revenues, net...............................................   $ 8,769,977       $14,459,864
Costs of telecommunications services........................     4,625,384         9,620,883
                                                               -----------       -----------
Gross margin................................................     4,144,593         4,838,981
Selling, general and administrative expenses................     5,353,591        11,829,291
Depreciation and amortization...............................        51,725           364,249
                                                               -----------       -----------
Operating loss..............................................    (1,260,723)       (7,354,559)
Other expense (income):
  Minority Interest.........................................       132,084                --
  Interest income...........................................        (1,794)         (107,944)
  Interest expense..........................................       101,037           273,372
                                                               -----------       -----------
                                                                    99,243           165,428
                                                               -----------       -----------
Net loss....................................................    (1,492,050)        7,519,987
Preferred dividends and redemption accretion................       (18,424)       (4,542,692)
                                                               -----------       -----------
Net loss applicable to common shareholders..................   $(1,510,474)      $12,062,679
                                                               ===========       ===========
Net loss per share applicable to common shareholders --
  basic and dilutive........................................   $     (0.06)      $     (0.49)
                                                               ===========       ===========
Weighted average shares outstanding.........................    23,680,788        24,839,443
                                                               ===========       ===========

                            See accompanying notes.

                        LONG DISTANCE INTERNATIONAL INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              THREE MONTHS ENDED MARCH 31,
                                                              ----------------------------
                                                                  1997            1998
                                                              ------------    ------------
                                                                      (UNAUDITED)
OPERATING ACTIVITIES:
Net loss....................................................  $(1,492,050)    $(7,519,987)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................       51,725         364,249
  Minority partner's equity in losses of subsidiary.........      132,384              --
  Foreign currency translation adjustment...................           --          20,141
  Provision for bad debts...................................      284,759       1,107,259
  Changes in operating assets and liabilities:
     Accounts receivable....................................     (301,667)     (4,075,402)
     Other current assets...................................     (798,880)       (327,129)
     Other assets...........................................       46,401        (534,861)
     Accounts payable.......................................    2,759,176       3,944,418
     Accrued telecommunication costs........................     (561,402)       (758,837)
     Other accrued liabilities..............................       68,025       1,384,620
                                                              -----------     -----------
Net cash provided by (used in) operating activities.........      188,471      (6,395,529)

INVESTING ACTIVITIES:
(Increase) decrease in restricted cash......................          222        (792,334)
Purchases of property and equipment.........................     (266,532)       (903,941)
Purchase of minority interest in subsidiary.................           --        (387,714)
                                                              -----------     -----------
Net cash used in investing activities.......................     (266,310)     (2,083,989)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock and exercise of
  warrants, net of offering costs...........................    1,257,312         755,455
Principal payments on capital lease obligations.............           --        (438,749)
Principal payments on installment loans.....................           --         (12,403)
                                                              -----------     -----------
Net cash provided by financing activities...................    1,257,312         304,303
                                                              -----------     -----------
Increase (decrease) in cash and cash equivalents............    1,179,473      (8,175,215)
Cash and cash equivalents at beginning of period............      254,728      12,172,779
                                                              -----------     -----------
Cash and cash equivalents at end of period..................  $ 1,434,201     $ 3,997,564
                                                              ===========     ===========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
Property and equipment acquired under capital leases........  $   100,922     $ 1,141,016
                                                              ===========     ===========
Property and equipment purchased under installment loans....  $   330,000     $        --
                                                              ===========     ===========
Accrued dividends on Series A preferred stock...............  $    18,426     $    18,425
                                                              ===========     ===========
Accretion on Series B preferred stock.......................  $        --     $   483,864
                                                              ===========     ===========

                            See accompanying notes.

                        LONG DISTANCE INTERNATIONAL INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1998
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The unaudited condensed consolidated financial statements for the three-month periods ended March 31, 1997 and 1998 and as of March 31, 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, any adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the unaudited information shown have been included. The results of operations for such interim periods are not necessarily indicative of the results expected for the full year ending December 31, 1998.

2.  DEBT OFFERING

     On April 13, 1998, the Company completed the issuance of $225 million in subordinated debentures with detachable warrants. See Note 9.

3.  ACCOUNTS RECEIVABLE FINANCING

     The Company accounts for its accounts receivable financing pursuant to SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which provides accounting and reporting standards for sales, securitizations and servicing of receivables and other financial assets. The adoption of SFAS No. 125, which was effective for all transactions occurring after December 31, 1996, did not have a material effect on the Company.

     The Company's U.S. agreement qualify for sales treatment under SFAS No.
125. Under the U.S. agreements, primarily all customer accounts receivable are assigned to a billing and collection service, who in turn sells its ownership in the receivables to a commercial paper conduit. The financial institutions advance 80% of the customer accounts in the U.S. in anticipation of customer collections, to the Company at the prime rate plus 2% in the U.S.

     At December 31, 1997 and the three months ended March 31, 1998, the outstanding balance of such receivables for which the Company is contingently liable was approximately $3,646,000 and $4,082,387, respectively. During the three months ended March 31, 1997 and 1998, the Company received proceeds of approximately $7,297,051 and $6,776,694, respectively, pursuant to these agreements and incurred approximately $95,956 and $110,674, respectively, in interest charges upon the sale of such accounts. Interest paid to the purchaser of such receivables was approximately $82,832 and $102,170 for the three months ended March 31, 1997 and 1998, respectively. Included in accrued liabilities at March 31, 1998 is an accrual for service fees and for contingently liable amounts of approximately $1,026,818 and $631,302, respectively, principally related to trade receivables sold.

                        LONG DISTANCE INTERNATIONAL INC.

                                  (UNAUDITED)

4.  PROPERTY AND EQUIPMENT

     A summary of property and equipment, both owned and pursuant to capital lease obligations, is as follows:

                                                     DECEMBER 31,    MARCH 31,
                                                         1997           1998
                                                     ------------    ----------
Furniture and fixtures.............................   $  167,490     $  214,899
Machinery and equipment............................    1,254,931      1,404,567
Network equipment..................................    4,525,775      5,725,944
Computer equipment.................................    1,964,538      2,458,482
Leasehold improvements.............................      120,374        259,625
                                                      ----------     ----------
                                                       8,033,108     10,063,517
Less accumulated depreciation......................     (519,100)      (809,082)
                                                      ----------     ----------
                                                      $7,514,008     $9,254,435
                                                      ==========     ==========

5.  LEASES

     The Company leases its premises under noncancelable operating leases expiring at various dates through 2000. Rental expense was approximately $82,855 and $50,356 for the three months ended March 31, 1997 and 1998, respectively. In addition, the Company leases certain computer and telecommunications equipment under noncancelable capital leases. Interest paid on capital leases during the three months ended March 31, 1998 was approximately $40,000.

     As of March 31, 1998, the scheduled future minimum lease payments required under capital and operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

                                                               CAPITAL      OPERATING
                                                                LEASES        LEASES
                                                              ----------    ----------
First Quarter Ended March 31:
  Remaining 1998............................................  $  858,275    $  323,931
  1999......................................................   1,144,417       442,481
  2000......................................................   1,108,426       442,481
  2001......................................................     994,330       394,133
  2002......................................................     620,382       249,088
  Thereafter................................................          --     2,650,011
                                                              ----------    ----------
Total minimum lease payments................................   4,726,830    $4,502,125
                                                                            ==========
Less amounts representing interest (12% to 20%).............  (1,073,669)
                                                              ----------
Present value of obligations under capital leases...........   3,653,161
Less current maturities.....................................    (798,909)
                                                              ----------
Long-term obligations under capital leases..................  $2,854,252
                                                              ==========

6.  INCOME TAXES

     For the three months ended March 31, 1997 and 1998, the benefit for income taxes was computed using an estimated annual effective tax rate of 37% for both periods. The Company recorded a 100% valuation allowance against net deferred tax assets.

                        LONG DISTANCE INTERNATIONAL INC.

                                  (UNAUDITED)

7.  CAPITAL

     On March 20, 1998, the Company agreed to issue to the holders of Series B Preferred Stock (Series B Holders) warrants to purchase an additional 1,010,101 shares of Common Stock. These warrants are issuable in consideration of the Series B Holders' consent to amend the terms of the Series B Preferred Stock to, among other things, eliminate adjustment to the redemption price of the Series B Preferred Stock from $10 to $15 per share, or from $25 million to $37.5 million in the aggregate, plus any accrued, but unpaid dividends, in the event the Company does not attain at least $100 million in gross revenues or has a loss before interest, taxes, depreciation and amortization in excess of $10 million for the fiscal year ended December 31, 1998. The warrants provide for the purchase of one share of the Company's common stock at an exercise price of $0.001. The warrants have no expiration date. The warrants were accounted for as a dividend to the Series B Holders based upon the estimated fair value of $4.00 per warrant as determined by the Company's Board of Directors, and accordingly, $4,040,404 related to such dividend is included in preferred dividends and redemption accretion in the accompanying condensed consolidated statement of operations for March 31, 1998.

8.  NEW ACCOUNTING PRONOUNCEMENTS

     The Company has adopted SFAS Statement No. 130, "Comprehensive Income:
Financial Statement Presentation" which requires that all items that are required to be recognized under the accounting standards as components of comprehensive income be reported in a financial statement that is displayed as prominently as other financial statements. The adoption of Statement No. 130 has not had a material effect on the Company's financial statements.

     During 1998, the Company is required to adopt SFAS Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information" which requires a company to disclose segment profit or loss and segment assets. The adoption of Statement No. 131 is not expected to have a material effect on the Company's financial statements and disclosures.

9.  SUBSEQUENT EVENTS

     On April 13, 1998, the Company consummated an offering of 225,000 units, each unit consisting of one 12.25% Senior Note (the "Notes") due 2008 and one warrant (the "Warrants") to purchase common stock for $225 million. Approximately $75.5 million of the proceeds was placed in an escrow account and pledged as security for the first six scheduled interest payments on the Notes. The net proceeds to the Company were approximately $216.1 million. Of the proceeds, approximately $203.1 million has been allocated to the Notes and $13.0 million has been allocated to the issuance of Warrants as determined by the Company's Board of Directors. The warrants are redeemable at fair value at the option of the holder upon the occurence of certain transactions, as defined. The accompanying pro forma condensed consolidated balance sheet as of March 31, 1998 includes this offering as if it occurred on March 31, 1998.

     On April 21, 1998, the Company acquired Newgate Communications Limited, a UK company providing cellular communication services to UK customers through a tender offer which expired May 15, 1998. Total consideration paid was approximately $923,000 cash and 213,600 shares of the Company's common shares.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Florida Business Corporation Act, as amended, authorizes Florida corporations to indemnify any person who is or was a party to any proceeding (other than an action by or on behalf of the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is held liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation. The Company's Articles of Incorporation provide for indemnification to the maximum extent permitted by Florida law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

EXHIBIT
NUMBER                        EXHIBIT DESCRIPTION
-------                       -------------------
   1.1    Purchase Agreement, dated April 7, 1998, between Long
          Distance International Inc. and Morgan Stanley & Co.
          Incorporated and SBC Warburg Dillon Read Inc. (the
          "Placement Agents").
   3.1    Amended and Restated Articles of Incorporation of Long
          Distance International Inc., as amended.
   3.2    Bylaws of Long Distance International Inc.
   4.1    Indenture dated as of April 13, 1998 between Long Distance
          International Inc. and The Bank of New York, as Trustee,
          relating to the 12 1/4% Senior Notes Due 2008 of Long
          Distance International Inc.
   4.2    Notes Registration Rights Agreement, dated April 7, 1998,
          between Long Distance International Inc. and the Placement
          Agents.
   4.3    Form of Senior Note (contained in Indenture filed as Exhibit
          4.1).
   4.4    Form of Exchange Note (contained in Indenture filed as
          Exhibit 4.1).
   4.5    Collateral Pledge and Security Agreement, dated as of April
          13, 1998, between Long Distance International Inc. and The
          Bank of New York, as Trustee.
   4.6    Notification and Control Agreement, dated as of April 13,
          1998, between Long Distance International Inc. and The Bank of New York, as Trustee and Bank.
   5.1    Opinion of Loeb & Loeb LLP.*
   8.1    Tax Opinion of Loeb & Loeb LLP.*
  10.1    Warrant Agreement, dated as of April 13, 1998, between Long
          Distance International Inc. and The Bank of New York
          (including form of Warrant Certificate).
  10.2    Warrant Registration Rights Agreement, dated as of April 13,
          1998, between Long Distance International Inc. and The Bank of New York.
  10.3    Stock Purchase Agreement with certain Advent Entities, dated
          July 28, 1997.
  10.4    Shareholders Agreement with certain shareholders and certain
          Advent Entities, dated July 28, 1997.
  10.5    Registration Rights Agreement with certain Advent Entities, dated July 28, 1997.
  10.6    Preemptive Rights Agreement with certain shareholders and
          certain Advent Entities, dated July 28, 1997.
  10.7    Employment agreement between LDI and Clifford Friedland
          dated July 1, 1995.

EXHIBIT
NUMBER                        EXHIBIT DESCRIPTION
-------                       -------------------
  10.8    Employment agreement between LDI and David Glassman dated
          July 1, 1995.
  10.9    Employment agreement between LDI and Richard Blume dated
          April 1, 1998.
  10.10   Employment agreement between LDI and Elizabeth Tuttle dated
          February 1, 1998.
  10.11   Employment agreement between LDI and John Castellano dated
          July 1, 1997.
  10.12   September 1994 Shareholders' Agreement.
  10.13   July 22, 1994 Shareholders' Agreement.
  12.1    Statement regarding Computation of Ratio of Earnings to
          Fixed Charges.
  21.1    Subsidiaries of Long Distance International Inc.
  23.1    Consent of Ernst & Young LLP.
  23.2    Consent of Loeb & Loeb LLP (included in Exhibit 5.1).*
  24.1    Power of attorney (included on signature page).
  25.1    Statement on Form T-1 of Eligibility of Trustee.
  27.1    Financial Data Schedule for the years ended December 31,
          1997.
  27.2    Financial Data Schedule for the three month period ended
          March 31, 1998.
  99.1    Form of Letter of Transmittal.
  99.2    Form of Notice of Guaranteed Delivery.
  99.3    Form of Letter to Brokers, et al.
  99.4    Form of Letter to Clients.

------------------------
 * To be filed by amendment.

     (b) Financial Statement Schedules

     The following financial statement schedule is filed herewith:

     Schedule II -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because they are inapplicable or the information required to be set forth therein is provided in the Combined Financial Statements of the Company or notes thereto.

ITEM 22.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF SECURITIES ACT, THE COMPANY HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF FORT LAUDERDALE, FLORIDA, ON THIS 16th DAY OF JUNE, 1998.

                                          LONG DISTANCE INTERNATIONAL INC.

                                          By     /s/ CLIFFORD FRIEDLAND

                                            ------------------------------------
                                            Clifford Friedland
                                            Chairman and Co-Chief Executive
                                             Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford Friedland, David Glassman and Elizabeth Tuttle, jointly and severally, each in his or her own capacity, his or her true and lawful attorneys-in-fact, with full power of substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of Securities Act, this Registration Statement has been signed below by the following persons, in the capacities indicated
below, on this   day of June, 1998

                      SIGNATURE                                                     TITLE
                      ---------                                                     -----

               /s/ CLIFFORD FRIEDLAND                       Chairman of the Board and Co-Chief Executive Officer
-----------------------------------------------------       (Principal executive officer)
                 Clifford Friedland

                 /s/ DAVID GLASSMAN                         President, Co-Chief Executive Officer and Director
-----------------------------------------------------
                   David Glassman

                /s/ ELIZABETH TUTTLE                        Chief Financial Officer (Principal financial officer
-----------------------------------------------------       and principal accounting officer)
                  Elizabeth Tuttle

                  /s/ BARRY BROOKS                          Non-Voting Director
-----------------------------------------------------
                    Barry Brooks

                 /s/ LAWRENCE MESTEL                        Director
-----------------------------------------------------
                   Lawrence Mestel

                  /s/ OLAF N. KROHG                         Director
-----------------------------------------------------
                    Olaf N. Krohg

                 /s/ RICHARD NESPOLA                        Director
-----------------------------------------------------
                   Richard Nespola

                        LONG DISTANCE INTERNATIONAL INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                BALANCE AT     CHARGED TO    CHARGED                    BALANCE AT
                               BEGINNING OF    COSTS AND     TO OTHER                     END OF
         DESCRIPTION              PERIOD        EXPENSES     ACCOUNTS    DEDUCTIONS       PERIOD
         -----------           ------------    ----------    --------    -----------    ----------
Year ended December 31, 1997
  Deducted from asset
  accounts Allowance for
  doubtful accounts..........   $  371,000     $2,580,000                $ 1,995,000    $  956,000
                                ----------     ----------                -----------    ----------
Valuation allowance..........   $1,939,000     $4,306,000                         --    $6,245,000
                                ----------     ----------                -----------    ----------
                                $2,310,000     $6,886,000                $ 1,995,000    $7,201,000
Year ended December 31, 1996
  Deducted from asset
  accounts Allowance for
  doubtful accounts..........   $  130,000     $  652,000                $   409,000    $  371,000
Valuation allowance..........   $  707,000     $1,232,000                         --    $1,939,000
                                ----------     ----------                -----------    ----------
                                $  837,000     $1,884,000                $   409,000    $2,310,000
Year ended December 31, 1995
  Deducted from asset
  accounts Allowance for
  doubtful accounts..........   $   70,000     $   60,000                               $  130,000
Valuation allowance..........   $  707,000             --                               $  707,000
                                ----------     ----------                               ----------
                                $  777,000     $   60,000                               $  837,000

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                        EXHIBIT DESCRIPTION                              DATE
-------                       -------------------                              ----
   1.1    Purchase Agreement, dated April 7, 1998, between Long
          Distance International Inc. and Morgan Stanley & Co.
          Incorporated and SBC Warburg Dillon Read Inc. (the
          "Placement Agents"). .......................................
   3.1    Amended and Restated Articles of Incorporation of Long
          Distance International Inc., as amended. ...................
   3.2    Bylaws of Long Distance International Inc. .................
   4.1    Indenture dated as of April 13, 1998 between Long Distance
          International Inc. and The Bank of New York, as Trustee,
          relating to the 12 1/4% Senior Notes Due 2008 of Long
          Distance International Inc. ................................
   4.2    Notes Registration Rights Agreement, dated April 7, 1998,
          between Long Distance International Inc. and the Placement
          Agents. ....................................................
   4.3    Form of Senior Note (contained in Indenture filed as Exhibit
          4.1). ......................................................
   4.4    Form of Exchange Note (contained in Indenture filed as
          Exhibit 4.1). ..............................................
   4.5    Collateral Pledge and Security Agreement, dated as of April
          13, 1998, between Long Distance International Inc. and The
          Bank of New York, as Trustee. ..............................
   4.6    Notification and Control Agreement, dated as of April 13,
          1998, between Long Distance International Inc. and The Bank of New York, as Trustee and Bank. ..........................
   5.1    Opinion of Loeb & Loeb LLP.*................................
   8.1    Tax Opinion of Loeb & Loeb LLP.*............................
  10.1    Warrant Agreement, dated as of April 13, 1998, between Long
          Distance International Inc. and The Bank of New York
          (including form of Warrant Certificate). ...................
  10.2    Warrant Registration Rights Agreement, dated as of April 13,
          1998, between Long Distance International Inc. and The Bank of New York. ...............................................
  10.3    Stock Purchase Agreement with certain Advent Entities, dated
          July 28, 1997. .............................................
  10.4    Shareholders Agreement with certain shareholders and certain
          Advent Entities, dated July 28, 1997. ......................
  10.5    Registration Rights Agreement with certain Advent Entities, dated July 28, 1997. .......................................
  10.6    Preemptive Rights Agreement with certain shareholders and
          certain Advent Entities, dated July 28, 1997. ..............
  10.7    Employment agreement between LDI and Clifford Friedland
          dated July 1, 1995. ........................................
  10.8    Employment agreement between LDI and David Glassman dated
          July 1, 1995. ..............................................
  10.9    Employment agreement between LDI and Richard Blume dated
          April 1, 1998. .............................................
  10.10   Employment agreement between LDI and Elizabeth Tuttle dated
          February 1, 1998. ..........................................
  10.11   Employment agreement between LDI and John Castellano dated
          July 1, 1997. ..............................................
  10.12   September 1994 Shareholders' Agreement. ....................
  10.13   July 22, 1994 Shareholders' Agreement. .....................
  12.1    Statement regarding Computation of Ratio of Earnings to
          Fixed Charges. .............................................
  21.1    Subsidiaries of Long Distance International Inc. ...........
  23.1    Consent of Ernst & Young LLP. ..............................
  23.2    Consent of Loeb & Loeb LLP (included in Exhibit 5.1).*......
  24.1    Power of attorney (included on signature page). ............
  25.1    Statement on Form T-1 of Eligibility of Trustee. ...........
  27.1    Financial Data Schedule for the years ended December 31,
          1997. ......................................................
  27.2    Financial Data Schedule for the three month period ended
          March 31, 1998. ............................................
  99.1    Form of Letter of Transmittal. .............................
  99.2    Form of Notice of Guaranteed Delivery. .....................
  99.3    Form of Letter to Brokers, et al. ..........................
  99.4    Form of Letter to Clients. .................................

------------------------
 * To be filed by amendment.